**Natalia Harthorne**
Director

Insurance & Risk Management
FMR LLC
88 Black Falcon, First Floor, East Side, STE 167, V7E,
Boston, MA, 02210
Phone: 617-392-9704
Natalia.harthorne@fmr.com



April 9, 2024

U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20543

RE:      Fidelity Investments Mutual Funds (FMR LLC)
           Rule 17g Compliance Filing
           Fidelity Bond Coverage Period: July 1, 2023 – July 1, 2024

To Whom It May Concern:

We submit the following excess bond policies on behalf of Fidelity Investments Mutual Funds for $50,000,000 excess of $100,000,000 in coverage:

Everest Reinsurance Company
Policy No: FL5FD00012-231 (Equity and High Income Funds)
Policy No: FL5D00135-231 (Fixed Income & Asset Allocation Funds)
Participation: $7M part of $50M x $100M

XL Specialty Insurance Company
Policy No: ELU190729-23 (Equity and High Income Funds)
Policy No: ELU190725-23 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

Ironshore Insurance Services
Policy No: FI4NAB095D004 (Equity and High Income Funds)
Policy No: FI4NAB095H004 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

Freedom Specialty Insurance Company
Policy No: XJO2308785 (Equity and High Income Funds)
Policy No: XJO2308786 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Twin City Fire Insurance Co. (The Hartford)
Policy No: 08 FI 0252161-23 (Equity and High Income Funds)
Policy No: 08 FI 0252157-23 (Fixed Income & Asset Allocation Funds)
Participation: $10M part of $50M x $100M

Houston Casualty Company
Policy No: 24-MGU-22-A56849 (Equity and High Income Funds)
Policy No: 24-MGU-23-A56851 (Fixed Income & Asset Allocation Funds)
Participation: $8M part of $50M x $100M

London: Mosaic Syndicate 1609
Policy No: B080113016P23 (Equity and High Income Funds)
Policy No: B080113012P23 (Fixed Income & Asset Allocation Funds)
Participation: $5M part of $50M x $100M

The lead bond insurance policy, statement confirming payment of premiums, resolution of a majority of independent trustees approving coverage, joint insured bond statement and the Fidelity Bond Insurance Recovery Agreement have been submitted. The accession number is 0000880195-24-000003.

Sincerely,

Natalia Harthorne
Enc.



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

# EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

**UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.**

**Policy No.**  FI4NAB095D004
**Expiring No.**  FI4NAB095D003

**ITEM 1.**   **INSURED COMPANY PRINCIPAL ADDRESS:**

Fidelity Equity & High Income Funds
c/o FMR LLC 88 Black Falcon First Floor,
East Side, Suite 167
Mailzone V7E
Boston, MA 02210

**ITEM 2.**   **COVERAGE PROVIDED:**   Excess Fidelity Insurance

**ITEM 3.**   **FOLLOWED POLICY:**   FMR Funds Concentric Custom Bond
**INSURER:**   Berkshire Hathaway Specialty Insurance Company
**POLICY NUMBER:**   47-EPF-315882-03

**ITEM 4.**   **POLICY PERIOD**

From July 01, 2023 12:01 A.M. To July 01, 2024  12:01 A.M.
(Local time at the address shown in ITEM 1.)

**ITEM 5.**

| Premium: | | | *Plus all applicable Taxes, Fees and Surcharges.* |
|---|---|---|---|
| Premium: | $13,503.00 | | |
| ---------------------- | ---------------- | | |
| Total Amount Due: | $13,503.00 | | |
| | | | *See Invoice for the date Premium is due and payable.  Failure to pay the premium in full may result in voidance of coverage.* |

**ITEM 6.**   **LIMIT OF LIABILITY/AGGREGATE LIMIT:**  $5,000,000 part of $50,000,000 for all Loss under all Coverages combined.

**ITEM 7.**   **UNDERLYING POLICY LIMITS/ATTACHMENT POINT:** $100,000,000

**ITEM 8.**   **PENDING & PRIOR LITIGATION DATE:**  N/A

**ITEM 9.   NOTICE TO INSURER**

        A.       Notice of Claim, Wrongful Act or Loss:

              Send to Company Indicated Above
              c/o Ironshore Insurance Services, LLC
              28 Liberty Street
              5th Floor
              New York, NY 10005

        B.       All other notices:

              Send to Company Indicated Above
              28 Liberty Street
              5th Floor
              New York, NY 10005

**ITEM 10.  BROKER:**

      Mary Coughlin
      WILLIS TOWERS WATSON NORTHEAST INC
      75 Arlington Street
      Floor 10
      Boston, MA 02116
      **LICENSE #:** N/A

**ITEM 11.  FORMS AND ENDORSEMENTS:**

      1. ADM-OFAC-0419 Sanction Limitation and Exclusion Clause
      2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
      3. EXC.END.049 (0913) Tie-In Limits

THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING, AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:





Secretary                           President

September 1, 2023
Date



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Policy Number:** FI4NAB095D004

# EXCESS LIABILITY INSURANCE POLICY

**I.   INSURING AGREEMENT**

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

**II.   LOSS PAYABLE PROVISION**

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

**III.   DEFINITIONS**

A.      The Terms "Insurer" and "Followed Policy" shall have the meanings attributed to them in the Declarations.

B.      The term "Insureds" means those individuals and entities insured by the Followed Policy.

C.      The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D.      The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

**IV.   POLICY TERMS**

A.      This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B.      If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C.     As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D.     Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits.  The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:



Secretary



President



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 1

**Policy Number:** FI4NAB095D004                    **Effective Date of Endorsement:** July 01, 2023
**Insured Name:**  Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

# SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 2

**Policy Number:** FI4NAB095D004                     **Effective Date of Endorsement:** July 01, 2023
**Insured Name:** Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

# QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1.   Item 6. of the Declarations is deleted and replaced by the following:

Item 6.        Aggregate Quota Share Layer Limit of Liability:        $50,000,000

Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2.   The Declarations are amended by the addition of the following:

**Item 12.**
**Insurer's Quota-Share Participation:**     10 %
**Insurer's Limit of Liability:**                    $5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

| Quota Share Layer Attachment Point: | $100,000,000 | |
|---|---|---|
| **Quota Share Participant** | **Policy Number** | **Limit of Liability** |
| National Casualty Company | XJO2308785 | $10,000,000 part of $50,000,000 |
| Twin City Fire Insurance Co. | 08 FI 0252161-23 | $10,000,000 part of $50,000,000 |
| U.S. Specialty Insurance Company | 24-MGU-23-A56849 | $8,000,000 part of $50,000,000 |
| Everest Reinsurance Company | FL5FD00012-231 | $7,000,000 part of $50,000,000 |
| Ironshore Indemnity Inc. | FI4NAB095D004 | $5,000,000 part of $50,000,000 |
| Lloyd's America, Inc. | 13016P23 | $5,000,000 part of $50,000,000 |
| XL Specialty Insurance Company | ELU190729-23 | $5,000,000 part of $50,000,000 |

4. Item 5. of the Declarations is deleted and replaced by the following:

Item 5.    Total Quota Share Layer Premium:                $155,192

Insurer's Quota-Share Participation Premium:        $13,503

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 3

**Policy Number:** FI4NAB095D004      **Effective Date of Endorsement:** July 01, 2023

**Insured Name:** Fidelity Equity & High Income Funds

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

# TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB0949004.  Any payment of Loss under Policy Number IA7NAB0949004 shall serve to reduce the Limit of Liability of this Policy.  It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB0949004 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB0949004 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

<u>**Liberty Mutual Group California Privacy Notice**</u>
Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to [libertymutual.com/privacy](libertymutual.com/privacy) to review the applicable Liberty Mutual privacy notice.

**What Personal Data Do We Collect?**

The types of personal data we gather and share depend on both the product and your relationship to us.  For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance.  The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports.  It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you.  It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics  described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to [lmi.co/caprivacynotices](lmi.co/caprivacynotices) and click on the link for the California Privacy Policy (Consumers).

1

**How do you gather my data?**

| We gather your personal data **directly from you**. For example, you provide us with data when you: | We also gather your personal data **from other people**. For example: |
|---|---|
| ▪ ask about or buy insurance, or file a claim | ▪ your insurance agent or broker |
| ▪ pay your policy | ▪ your employer, association or business (if you are insured through them) |
| ▪ visit our websites, call us, or visit our office | ▪ our affiliates or other insurance companies about your transactions with them |
| | ▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property |
| | ▪ other public directories and sources |
| | third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers |
| | ▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data |

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

**How Do We Use Your Personal Data?**

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

| <u>Business Purpose</u> | <u>Data Categories</u> | <u>Do we share or sell your information as defined by CPRA</u> |
|---|---|---|
| **Market, sell and provide insurance.** This includes, for example: <br>• calculating your premium; <br>• determining your eligibility for a quote; <br>• confirming your identity and servicing your policy; | ▪ Identifiers <br>▪ Personal Information <br>▪ Protected Classification Characteristics <br>▪ Commercial Information <br>▪ Internet or other similar network activity <br>▪ Professional or employment related information | ▪ No |

Version 3.0 (last updated November 2022)

| | | |
|---|---|---|
| | ▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data<br>▪ Sensitive Data | |
| **Manage your claim.** This includes, for example:<br>▪ managing your claim, if any;<br>▪ conducting claims investigations;<br>▪ conducting medical examinations;<br>▪ conducting inspections, appraisals;<br>▪ providing roadside assistance;<br>▪ providing rental car replacement or repairs; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |
| **Day to Day Business and Insurance Operations.** This includes, for example:<br>• creating, maintaining, customizing, and securing accounts;<br>• supporting day-to-day business and insurance related functions;<br>• doing internal research for technology and development;<br>• marketing, advertising and creating products and services;<br>• conducting audits related to a current contact with a consumer and other transactions;<br>• as described at or before the point of gathering personal data or with your authorization; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |
| **Security and Fraud Detection.** This includes, for example:<br>▪ detecting security issues;<br>▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities;<br>▪ managing risk and securing our systems, assets, infrastructure, and premises;<br>▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |

3

| | | |
|---|---|---|
| access controls and access rights management;<br>▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management; | | |
| **Regulatory and Legal Requirements.** This includes for example:<br>▪ controls and access rights management;<br>▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred;<br>▪ exercising and defending our legal rights and positions;<br>▪ to meet Liberty contract obligations;<br>▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations;<br>▪ as otherwise permitted by law; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | No. |
| **Improve Your Customer Experience and Our Products.** This includes, for example:<br>● improve your customer experience, our products, and service;<br>● to provide support, personalize, and develop our website, products, and services;<br>● create and offer new products and services; | ▪ Identifiers<br>▪ Personal Information<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | No. |
| **Analytics to identify, understand, and manage our risks and products.** This includes, for example:<br>● conducting analytics to better identify, understand, and manage risk and our products; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity | No. |

4

| | | |
|---|---|---|
| | ▪ Professional or employment related information<br>▪ Inferences drawn from other personal information;<br>▪ Risk data<br>▪ Claims data<br>▪ Sensitive Data | |
| **Customer service and technical support.** This includes, for example:<br>• answer questions and provide notifications;<br>• provide customer and technical support. | ▪ Identifiers<br>▪ Personal Information<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | No. |
| **Cross-Context Behavioral Advertising** | ▪ Identifiers<br>▪ IP address<br>▪ Internet or other similar network activity | ▪ We share this information with service providers such as search engines and social media platforms |

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

**Do We Disclose Your Personal Data?**

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- ▪ Liberty Mutual affiliates;
- ▪ Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- ▪ Insurance support organizations;
- ▪ Brokers and agents;
- ▪ Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- ▪ Consumer reporting agencies;
- ▪ Advisors including law firms, accountants, auditors, and tax advisors;
- ▪ Insurers, re-insurers, policy holders, and claimants;
- ▪ Group policyholders (for reporting claims data or an audit);
- ▪ A person, organization, affiliates or service providers conducting actuarial or research studies; and
- ▪ As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

5

marketing agreement for products offered by Liberty Mutual.  We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

| | |
|---|---|
| Identifiers | Personal Data |
| Protected Classification Characteristics | Commercial Data |
| Internet or other similar network activity | Professional, employment, and education data |
| Inferences drawn from personal data | Risk Data |
| Claims Data | |

For information about how we have shared personal information in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

**How Long Does Liberty Mutual Retain Each Category of Personal Data?**
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

**How to Contact Us:**
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

| | |
|---|---|
| **Calling**: | 800-344-0197 |
| **Email**: | privacy@libertymutual.com |
| **Online:** | www.libertymutualgroup.com/privacy-policy/data-request |
| | lmi.co/caprivacychoices |
| **Postal Address**: | Liberty Mutual Insurance Company |
| | 175 Berkeley St., 6th Floor |
| | Boston, MA 02116 |
| | Attn: Privacy Office |

Version 3.0 (last updated November 2022)

**Willis Limited**
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

# CONTRACT OF INSURANCE

| | |
|---|---|
| **UNIQUE MARKET REFERENCE (UMR):** | **B080113016P23** |
| **INSURED:** | **Fidelity Equity and High Income Funds** and as or more fully defined in the Contract Wording. |
| **PRINCIPAL ADDRESS:** | **c/o FMR LLC<br>88 Black Falcon<br>First Floor, East Side, Suite 167,<br>Mailzone V7E,<br>Boston, MA 02210<br>United States of America** |
| **TYPE:** | **Insurance of:<br>Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording. |
| **PERIOD OF INSURANCE:** | **From: 1 July 2023**<br><br>**To: 1 July 2024**<br><br>Both days at 12:01am local standard time at the above principal address of the Insured |

# 1. RISK DETAILS

**UNIQUE MARKET REFERENCE:**    B080113016P23

**TYPE:**    Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

**INSURED:**    Fidelity Equity and High Income Funds and as or more fully defined in the Contract Wording.

**PRINCIPAL ADDRESS:**    c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mailzone V7E,
Boston, MA 02210
United States of America

**PERIOD OF INSURANCE:**    From: 1 July 2023

To:    1 July 2024

Both days at 12:01am local standard time at the above principal address of the Insured

**INTEREST:**    Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

**LIMIT OF LIABILITY:**    USD 5,000,000 any one loss/claim and in the aggregate for the period part of USD 50,000,000 any one loss/claim and in the aggregate for the period

In excess of underlying contracts for:
USD 100,000,000 any one loss/claim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

**RETENTION:**    Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

| | |
|---|---|
| **TERRITORIAL LIMITS:** | Worldwide |
| **CONDITIONS:** | All terms and conditions as set forth in the Contract Wording (as attached), such wording being:- |

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. NMA 2975 (amended) Special Cancellation Clause 30/5/03

2. LMA 5389 U.S. Terrorism Risk Insurance Act of 2002 as Amended New and Renewal Business Endorsement

3. NMA 2918 (amended) War and Terrorism Exclusion Endorsement 8/10/2001

4. NMA 1256 Nuclear Incident Exclusion Clause - Liability - Direct (Broad) 17/3/60

5. NMA 1477 Radioactive Contamination Exclusion Clause - Liability - Direct (13/02/64)

6. NMA 1998 Service of Suit Clause

7. This contract contains a Tie-in of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy

8. LMA 3100 Sanctions Clause

Losses/Claims to be notified via Willis Towers Watson,
FINEX - Claims Department,
51 Lime Street,
London EC3M 7DQ,
United Kingdom

Nothing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

| | |
|---|---|
| **CHOICE OF LAW AND JURISDICTION:** | This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the United States of America as more fully set out in the contract wording. |

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive jurisdiction of the Courts of United States of America as more fully set out in the NMA 1998 (24/4/86) Service of Suit Clause (U.S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit Nominee:
Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
New York, NY 10017

**PREMIUM:**

USD 15,369 for USD 5,000,000 Order Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

**PREMIUM PAYMENT TERMS:**

Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before 30 August 2023

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment requirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

**TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:**

None

**TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:**

None

**RECORDING, TRANSMITTING AND STORING INFORMATION:**

Where Willis Limited maintains risk and claims data/information/ documents Willis Limited may hold data/information/documents electronically.

**INSURER CONTRACT DOCUMENTATION:**

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to US State Surplus Lines requirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines Notice to the contract document before it is provided to the insured. In the event that the Surplus Lines Notice is not affixed to the contract document the insured should contact the Surplus Lines broker

**NOTICE OF CANCELLATION PROVISIONS:**

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the 'Notice of Cancellation' standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

*By an email to FINEXNOC@willis.com*

Failure to comply with this delivery requirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

**WILLIS EXCESS FINANCIAL LINES POLICY**

**Please read this Policy carefully.**

**SCHEDULE**

Policy Number: B080113016P23

Item 1:      ***Insured***:      Fidelity Equity and High Income Funds

         Principal Address:      c/o FMR LLC
                                    88 Black Falcon,
                                    First Floor, East Side, Suite 16
                                    Mailzone V7E,
                                    Boston, MA 02210
                                    United States of America

Item 2:      ***Insurer(s):***      Lloyd's Syndicates:
                                    Mosaic Syndicate Services Limited

Item 3:      ***Period of Insurance***:   From: 1 July 2023
                                    To:     1 July 2024
                                    Both days at 12:01am local standard time at the
                                    principal address shown at Item 1 above.

Item 4:      ***Limit of Liability***:      USD 5,000,000 any one loss/claim and in the aggregate
                                    for the period part of USD 50,000,000 any one loss/claim
                                    and in the aggregate for the period

Item 5:      ***Underlying Policy(ies)***:      in excess of underlying contracts for
                                    USD 100,000,000 any one loss/claim and in the
                                    aggregate for the period the details of which are held
                                    on file in the offices of Willis Limited

         Retention:      Primary contract Retentions detailed as per Berkshire
                                    Hathaway Specialty Insurance Company, policy no.
                                    47 EPF-315882-01

Item 6:      ***Premium***:      USD 15,360 for USD 5,000,000 for Order Hereon

         ***Taxes***:      None

Item 7:        Notification(s) in accordance with clause 5 required to be
               addressed to:        Willis Towers Watson,
                                     FINEX Global - Claims Department,
                                     51 Lime Street,
                                     London
                                     EC3M 7DQ
                                     United Kingdom.

Item 8:        Endorsements are as attached at issue of this **Contract**.

Item 9:        Additional premium required: Nil

Item 10:       Addresses for complaints:

               (a)        For **Insurers** who are Lloyd's underwriters:

                          Complaints
                          Fidentia House
                          Walter Burke Way
                          Chatham Maritime
                          Chatham
                          Kent
                          ME4 4RN

                          Email: complaints@lloyds.com

                          Tel: +44 (0)20 7327 5693

               (b)        For all other **Insurers**:

                          Willis Limited will provide details on request.

Dated in London on the 27 June 2023

**Willis Excess Financial Lines Policy**

In consideration of the *Insured* having paid or agreed to pay the *Premium* and subject to all of the definitions, terms, conditions and limitations of this *Policy*, *Insurers* and the *Insured* agree as follows:

**1.      Insuring Agreement**

1.1      Except insofar as the express terms of this *Policy*:

  (a)      make specific provision in respect of any matter for which specific provision is also made in the *Primary Policy*, in which case the express terms of this *Policy* shall prevail; or

  (b)      make specific provision in respect of any matter for which no specific provision is made in the *Primary Policy*, in which case the express terms of this *Policy* shall apply;

  this *Policy* shall take effect and operate in accordance with the terms of the *Primary Policy*.

1.2      Subject to the *Limit of Liability*, the *Insurers* shall pay to or on behalf of the *Insured* that proportion of *Loss* which exceeds the *Underlying Limit*.

1.3      Except as provided specifically to the contrary in this *Policy*, the *Insurers* shall have no liability to make payment for any *Loss* under this *Policy* until the *Underlying Limit* has been completely eroded by amounts which the insurers of the *Underlying Policy(ies)*:

  (i)      shall have paid; or,

  (ii)     shall have agreed to pay; or,

  (iii)    shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

  whichever of (i) to (iii) above as shall occur first.  Furthermore, in determining whether and the extent to which erosion has occurred,

  (a)      where, as part of any agreement to pay loss or liability (as applicable) under an *Underlying Policy*, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the *Insurers* will pay *Loss* under this *Policy* as if such insurer had paid the applicable limit of liability in full.  However, in such circumstances the *Insurers* shall pay *Loss* only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the *Loss* of the *Insured* would have exceeded the *Underlying Limit*.

(b) where any insurer of an *Underlying Policy* is or becomes *Insolvent* with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the *Underlying Policy* is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

    (i) any other insurer participating on the relevant *Underlying Policy* pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

    (ii) the *Insured* establishes that the *Insurers* would be liable hereunder but for the *Insolvency*.

(c) *Insurers* will recognise the erosion of the *Underlying Limit* by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any *Underlying Policy* whether or not such cover is also provided by this *Policy*.

(d) where any *Underlying Policy* (other than the *Primary Policy*) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such *Underlying Policy* for some or all of any loss or liability (as applicable), such *Underlying Policy* shall, for the purposes of the operation of this *Policy*, be deemed to have been eroded by such loss or liability (as applicable) to the extent that it constitutes *Loss*.

(e) *Insurers* will recognise the erosion of the *Underlying Limit* by the operation of one or more *Relevant Provisions*.

(f) Where for any reason, other than those under (a) to (e) inclusive, one or more insurers of the *Underlying Policies* do not pay loss forming part of the *Underlying Limit* and such unpaid loss is paid instead by or on behalf of the *Insured*, the *Insurers* will recognise the erosion of the *Underlying Limit* as a consequence of such payment.

## 2. Definitions

Wherever the following words and phrases appear in bold and italics in this *Policy* they shall have the meanings given to them below:

"*Claim*" or "*Circumstance*" shall mean "claim", "circumstance" or any other term by which the *Primary Policy* identifies matters potentially giving rise to payments thereunder in respect of *Loss*.

"*Insolvent*" or "*Insolvency*" shall mean in respect of any insurer that any step, application, order, proceeding or appointment has been taken or made by or in respect of an insurer for a distress, execution, composition or arrangement with creditors, winding-up, dissolution, administration, receivership (administrative or otherwise) or bankruptcy, or that the insurer is unable to pay its debts.

"*Insured*" shall mean those persons and organisations identified at Item 1 of the *Schedule* and all other persons and organisations as are insured or otherwise entitled to indemnity under the *Primary Policy*.

"*Insurers*" shall mean the insurers of this *Policy* identified at Item 2 of the *Schedule*.

"*Limit of Liability*" shall mean the sum(s) shown at Item 4 of the *Schedule* being the maximum sum(s) the *Insurers* are liable to pay under this *Policy* for all *Loss*, subject to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the *Limit of Liability* unless expressly provided for at Item 4, notwithstanding that the *Primary Policy* may provide for one or more reinstatements.

"*Loss*" shall mean all and any amounts for which *Insurers* are liable to the *Insured* pursuant to the terms and conditions of this *Policy* and, for the avoidance of doubt and subject only to the operation of any express terms hereof in accordance with clause 1.1 above, this *Policy* shall be liable to pay as *Loss* all losses, costs, liabilities or damages and other expenses of the *Insured* as are covered by the *Primary Policy* of whatever nature and howsoever described by the *Primary Policy*. However, and notwithstanding any provision to the contrary in the *Primary Policy*, the liability of the *Insurers* of this *Policy* to the *Insured* for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the *Limit of Liability*.

"*Period of Insurance*" shall mean the period set out at Item 3 of the *Schedule*.

"*Policy*" shall mean this insurance contract which includes any endorsements and schedules hereto.

"*Premium*" shall mean the sum shown at Item 6 of the *Schedule*.

"*Primary Limits*" shall mean the limits of liability of the *Primary Policy* applicable to any loss or liability (as applicable) as set out in Item 5(a) of the *Schedule*.

"*Primary Policy*" shall mean the policy identified at Item 5(a) of the *Schedule* or any policy(ies) issued in substitution thereof.

"*Relevant Provision*" shall mean any provision of an *Underlying Policy* which reduces the limit of liability of the *Underlying Policy* automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance. For the avoidance of doubt, a provision which provides that an *Underlying Policy* shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which requires the *Insured* to pursue such insurance or indemnification prior to claiming under the *Underlying Policy* (such as an "other insurance" or "non-contribution" or other similar provision), shall not be a *Relevant Provision*.

"*Schedule*" shall mean the schedule to this *Policy*.

"*Sublimit(s)*" shall mean any limit or limits of insurers' liability in the *Primary Policy* imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the *Primary Policy*.

"*Underlying Limit*" shall mean the cumulative total of the limits of liability of the insurer(s) of the *Underlying Policy(ies)* applicable to any loss or liability (as applicable) as set out in Item 5 of the *Schedule*.

"*Underlying Policy(ies)*" shall mean the policies listed at Item 5 of the *Schedule*.

**3.    Maintenance of the Underlying Policy(ies)**

The *Primary Policy*, or any policies issued in substitution thereof, shall be maintained in full force and effect during the *Period of Insurance* save to the extent that it is eroded. This obligation shall cease to apply in the event that the *Primary Policy* is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred.  Where an *Underlying Policy* other than the *Primary Policy* does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this *Policy* to have been maintained.  The *Primary Policy* shall be deemed maintained if it is replaced by the operation of clause 4 hereof.

**4.    Step-Down of Cover**

Subject always to the *Limit of Liability*:

4.1    In the event of the reduction of the amount of indemnity available under any *Underlying Policy* by reason of partial erosion of the *Underlying Limit* (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this *Policy* shall, subject to the *Limit of Liability* and to the other terms, conditions and limitations of this *Policy*, continue to be available to pay that proportion of *Loss* which exceeds the amount of indemnity remaining under the *Underlying Policy(ies)*.

4.2    In the event of there being no indemnity available under the *Underlying Policy(ies)* by reason of the complete erosion of the *Underlying Limit* (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this *Policy* shall, subject to the *Limit of Liability* and to the other terms, conditions and limitations of this *Policy*, continue for subsequent *Loss* as primary insurance and, in that event, any retention, excess or deductible and the remainder of any *Sublimit* specified in the *Primary Policy* shall apply under this *Policy* in respect of *Loss*.

**5.    Notification**

Any notification to the *Primary Policy* of a *Claim* or *Circumstance* which is required to be given in accordance with the terms and conditions of the *Primary Policy* shall also be given to the *Insurers* in writing by way of the party identified at Item 7 of the *Schedule*.  Such notice shall constitute notice to all *Insurers*.

**6.    Claims Participation**

6.1    The *Insurers* shall have no liability to pay costs and expenses incurred by or on behalf of the *Insured* unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2    No settlement of a claim brought by a third party shall be effected by or on behalf of the *Insured* for such a sum as will require payment by *Insurers* under this *Policy* unless the consent of the *Insurers* has first been obtained, such consent not to be unreasonably delayed or withheld.

## 7. Cancellation and Termination

This **Policy** may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the **Primary Policy**. However, breach by the **Insured** of any obligation to pay premium in respect of the **Primary Policy** or in respect of any other of the **Underlying Policy(ies)** shall not entitle the **Insurers** to terminate or cancel this **Policy**.

## 8. Recoveries

Where, following payment of **Loss** by **Insurers**, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)     to the **Insured** or, to such extent, if any, as appropriate, to any insurer of a policy applying excess of this **Policy**, but only to the extent (if any) by which such loss or liability  (as applicable) exceeded the sum of the excess, deductible or retention of the **Primary Policy**, the **Underlying Limit** and the amount paid hereunder; and,

(ii)    if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii)   if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the **Insured's** right to payment of any **Loss** hereunder until such time as it has effected any recovery.

## 9. Alteration

No material amendment to the terms of the **Primary Policy** shall apply in respect of this **Policy** unless and until agreed in writing by the **Insurers**.

## 10. Reporting Period

Where the terms of the **Primary Policy** provide:

(i)     the **Insured** with a period of time immediately following the policy period of the **Primary Policy** during which notice may be given to the insurers of the **Primary Policy** of any **Claims** or **Circumstances**; and/or,

(ii)    the right to purchase such a period,

then the **Insured** shall have the same period and/or right under this **Policy** in the same manner and on the same terms as those provided for in the **Primary Policy** except in relation to the premium payable (if any). The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the **Schedule**.

## 11. Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of England and Wales and any dispute arising hereunder shall be subject to the exclusive jurisdiction of the courts of England and Wales.

## 12.    Complaints

The *Insurers* aim to provide a high standard at all times but if the *Insured* is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters:  the person(s) identified in Item 10(a) of the *Schedule*.

In respect of *Insurers* other than Lloyd's underwriters, Willis Limited will provide the relevant details on request.

# SPECIAL CANCELLATION CLAUSE

In the event that an Underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A-.

the Insured may terminate that Underwriter's participation on this risk forthwith by giving notice and the premium payable to that Underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

**NMA2975 (amended)**
**30/05/03**

**U.S. Terrorism Risk Insurance Act of 2002 as amended New & Renewal Business Endorsement**

This Endorsement is issued in accordance with the terms and conditions of the "U.S. Terrorism Risk Insurance Act of 2002" as amended, as summarized in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subject, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "U.S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA.  The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates.  The Terrorism exclusion, to which this Insurance is subject, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subject.  All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the Underwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subsequent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the Underwriter's liability for payment for terrorism losses.

LMA5389
09 January 2020

## **WAR AND TERRORISM EXCLUSION ENDORSEMENT**

Notwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other sequence to the loss;

(1)  war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2)  any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence and/or the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government and/or to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) and/or (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

NMA2918 (amended)
08/10/2001

## NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

*For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-*
*Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,*
*Automobile Liability*
*(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.*

This policy* does not apply:-

I.  Under any Liability Coverage, to injury, sickness, disease, death or destruction

    (a)  with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by Nuclear Energy Liability Insurance Association, Mutual Atomic Energy Liability Underwriters or Nuclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

    (b)  resulting from the hazardous properties of nuclear material and with respect to which
    (1)    any person or organization is required to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the United States of America, or any agency thereof, under any agreement entered into by the United States of America, or any agency thereof, with any person or organization.

II. Under any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily injury, sickness, disease or death resulting from the hazardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organization.

III. Under any Liability Coverage, to injury, sickness, disease, death or destruction resulting from the hazardous properties of nuclear material, if

    (a)  the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

    (b)  the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

    (c)  the injury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or equipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the United States of America, its territories or possessions or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organization of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(a)   any nuclear reactor,

(b)   any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utilizing spent fuel, or (3) handling, processing or packaging waste,

(c)   any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)   any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self- supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*NOTE:- As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

**17/3/60**
**N.M.A. 1256**

<u>U.S.A.</u>

## RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
### (Approved by Lloyd's Underwriters' Non-Marine Association)

*For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct) to liability insurances affording worldwide coverage.*

In relation to liability arising outside the U.S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

**13/2/64**
**N.M.A. 1477**

All other terms, conditions and limitations of this Policy shall remain unchanged.

**SERVICE OF SUIT CLAUSE (U.S.A.)**

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon Lloyd's America, Inc. Attention Legal Department 280 Park Avenue, East Tower, 25th Floor New York, NY 10017 and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorized and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorized to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)

All other terms, conditions and limitations of this Policy shall remain unchanged.

## TIE-IN OF LIMITS ENDORSEMENT

Tie-in of limits between this Fidelity Equity and High Income Funds Professional Policy and the Fidelity Equity and High Income Funds Bond Policy.

## <u>SANCTIONS CLAUSE</u>

No (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the United Nations or the trade and economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

LMA3100
15 September 2010

# PREMIUM PAYMENT CLAUSE

Notwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2023**.

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 203** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent jurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30/09/08
LSW3001

## NMA LINES CLAUSE

This Insurance, being signed for USD 5,000,000 part of USD 100,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

NMA 2419

## 2. INFORMATION

**INFORMATION:**

This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

*Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org*

**Insured:**          **Fidelity Equity and High Income Funds**

**Type of Insurance**    **Excess Financial Institutions Bond**

**Policy Period:**       **01 July 2023 to 01 July 2024**

**<u>INFORMATION</u>**

(made available to and seen and agreed by Underwriters)

- FMR Funds 17g Listing March 2023

## 3. SECURITY DETAILS

**(RE)INSURER'S LIABILITY:**

### (RE)INSURERS LIABILITY CLAUSE

#### (Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer. Nor is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. Nor is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, One Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

#### Proportion of liability

Unless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so require this should be read as a reference to contracts in the plural.

21/6/07
LMA3333

**ORDER HEREON:** USD 5,000,000 part of USD 50,000,000

**BASIS OF WRITTEN LINES:** Percentage of Whole

NMA 2419 – Lines Clause as attached

**BASIS OF SIGNED LINES:** Percentage of Whole

**SIGNING PROVISIONS:** In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in equal proportions so that the aggregate signed lines are equal to 100% of the order without further agreement of any of the (re)insurers.

However:

a)    in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b)    the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

# WRITTEN LINES

## <u>MODE OF EXECUTION CLAUSE</u>

This contract and any changes to it may be executed by:

    a.  electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a person's handwritten signature in such a manner that the signature is unique to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

    b.  a unique authorisation provided via a secure electronic trading platform

    c.  a timed and dated authorisation provided via an electronic message/system;

    d.  an exchange of facsimile/scanned copies showing the original written ink signature of paper documents;

    e.  an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract.  This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

| |
|---|
| In a co-insurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.<br><br>(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subsequently achieve during the placement.<br><br>It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations. |

**UMR: B080113016P23**
**Insured: Fidelity Equity and High Income Funds**
**Written %**             **Signed and Dated Stamp**
                          **Incorporating Underwriting Reference**

**Details of variation(s) to the contract applying to the above Insurer only:**

**Premium:**                **USD 15,369 for 100% for**
**the policy period**
**Brokerage:**               **%**
**SMB:**                    **%**

## 4. SUBSCRIPTION AGREEMENT

**SLIP LEADER:** As stated here (which takes precedence) or in PPL written lines.

Mosaic Syndicate Services Limited

**BUREAU LEADER:** If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

Not applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILU Leader:

**BASIS OF AGREEMENT TO CONTRACT CHANGES:** GUA (Version 2.0 February 2014) with Non-Marine Schedule - October 2001

A.      In respect of each (re)insurer which at any time has the ability to send and receive ACORD messages via the Exchange:

      i.      Any contract change will be submitted by Willis Limited for agreement via an 'ACORD message';

      ii.     any contract change which requires notification will be notified by Willis Limited via an 'ACORD message';

      iii.    It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACORD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.      In respect of each (re)insurer who does not have the ability to send and receive ACORD messages via the Exchange:

i.      It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted/notified by Willis Limited electronically via email or other electronic means;

ii.      Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

**OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:**

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

| | |
|---|---|
| **OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:** | Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only. |
| **BASIS OF CLAIMS AGREEMENT:** | As specified under the CLAIMS AGREEMENT PARTIES section of this Contract and to be managed in accordance with: |

i. The SINGLE CLAIMS AGREEMENT PARTY ARRANGEMENT – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:-

ii. The Lloyd's Claims Scheme (combined) or as amended or any successor thereto.
(N.B. The applicable Lloyd's Claims Scheme/part will be determined by the rules and scope of the Schemes(s))

iii. IUA claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

**Single Claims Agreement Party Arrangements**

**1      Single Claims Agreement Party**

**1.1      Scope**

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency equivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a Member of Lloyd's.

**1.2      Exceptions**

Where:

1.2.1   the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2   after making further enquiries, there remains insufficient information to form a view on the likely quantum of any circumstance or claim and in the SLIP LEADER'S assessment, there is a material risk that the quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3   issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4   in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS OF CLAIMS AGREEMENT.

## 2. Slip Leader Responsibilities

### 2.1 Receipt of a Claim

Upon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

### 2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1   act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2   act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3   comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloyd's, the Financial Conduct Authority and/or the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subject, including, but not limited to conduct of business rules requiring (re)insurers to treat customers fairly (if applicable in that jurisdiction); and

2.2.4   notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

## 2.3    Reassigning Claims

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1   reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section; and

2.3.2   notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this assignment would be appropriate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS OF CLAIMS AGREEMENT by advising all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section, be reassigned as a **SCAP Claim**.

Notwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or requirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEMENT PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

## 2.4     Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

## 2.5     Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the requirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

## 3.     Broker Responsibilities

Notwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEMENT PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1    any new claim or circumstance assigned as a **SCAP Claim**;

3.2    any recommended reserve or reserves for a **SCAP Claim**;

3.3    any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4    any change in the assignment of a **SCAP Claim**;

3.5    the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6    the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7    any receipt of a complaint against (re)insurers;

3.8    any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9    where so requested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may request the SLIP LEADER and/or Broker to provide such further information as it may reasonably require and the SLIP LEADER and Broker shall co-operate fully with any such request.

## 4.    Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1    becomes the subject of voluntary or involuntary rehabilitation or liquidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2    has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3    ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

## 5    Professional Advisers

5.1    The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2 A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADER's discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviser's fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

## 6 Claims Concerns

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS OF CLAIMS AGREEMENT shall apply to the claim.

## 7 Intra-(Re)Insurer Dispute Resolution Protocols

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1 The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2 The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3     If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and IUA.  If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in question.

7.4     All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules.  The seat of arbitration shall be London.

**8       Limitation of Liability**

8.1     The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2     If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3     A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or consequential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4     Notwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADER'S liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5     Nothing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP**

**Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

**9      Choice of Law and Jurisdiction**

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive jurisdiction of the Courts of England and Wales.

**10      Exclusions**

10.1    The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

      10.1.1      Binding Authorities;

      10.1.2      Proportional & Quota Share Treaties.

10.2    The following forms of settlement are excluded from these Arrangements:

      10.2.1      ex gratia payments of any kind;

      10.2.2      commutation agreements.

**Definitions**

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

**Claim Amount** means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable  deductible(s));or

- in relation to a circumstance, the total amount which, in the judgement of the SLIP LEADER, may be claimed (after the application of any applicable  deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

**Claims Information** means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

**Contract** means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

**Determination/Determine** means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

**Dispute Resolution Proceedings** means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any jurisdiction.

LMA9150
01 February 2018

| CLAIMS AGREEMENT PARTIES: | A. | Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement. |
|---|---|---|
| | | For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion. |
| | B. | For all other claims: |
| | i) | For Lloyd's syndicates: |
| | | The leading Lloyd's syndicate and, where required by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate. |

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloyd's syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloyd's syndicate entered the contract on PPL the earliest of them.

............................................................................

ii) Those companies acting in accordance with the IUA claims agreement practices, excepting those that may have opted out via iii) below

iii) Those companies that have specifically elected to agree claims in respect of their own participation.

iv) All other subscribing insurers that are not party to the Lloyd's/IUA claims agreement practices, each in respect of their own participation.

v) Notwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

**CLAIMS ADMINISTRATION:**     Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costs/fees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloyd's syndicate or IUA company is not an agreement party to the claim or circumstance (per CLAIMS AGREEMENT PARTIES A. above) they agree to accept correct ECF sequences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurers' associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

**For Non Bureaux Insurers only**

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

**RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:**

None

Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party.

**EXPERT(S) FEES COLLECTION:**

In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conjunction with, whenever appropriate, Xchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees.

**SETTLEMENT DUE DATE:**

30 August 2023

In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:

1) the inception date of the risk or

2) the date on which the final (Re)insurer agreement is obtained

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

**INSTALMENT PREMIUM PERIOD OF CREDIT:**

Not applicable unless detailed here.

**ADJUSTMENT PREMIUM PERIOD OF CREDIT:**

Not applicable unless detailed here.

**BUREAUX ARRANGEMENTS:**

**Premium Processing Clause**

Where the premium is to be paid through Xchanging Ins-sure Services (XIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of non-delinked premiums, on the day that the error-free Premium Advice Note (PAN) is submitted to XIS.

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subsequent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct XIS accordingly. XIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

Nothing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14/12/09

Xchanging Ins-sure Services (XIS) are authorised to sign premium, de-linked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, XIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to XIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additional/return premiums due thereafter will be paid/deducted from the last Year of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to XIS bearing evidence of Insured payment / settlement.

For signing purposes XIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, IUA or XIS as a settlement currency, or where one or more XIS Underwriter does not transact business in a nominated XIS settlement currency or where all or part of the Lloyd's premium is to be settled in US Dollars (USD) for US or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)      the date of receipt by Willis Limited for premiums
b)      the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

XIS are authorised to:

•       issue For Declaration Only (FDO) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).

Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to XIS are deemed informational documents only and do not form part of the contract nor require underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

**NON-BUREAUX ARRANGEMENTS:**     Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACORD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACORD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment / settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)     the date of receipt by Willis Limited for premiums
b)     the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

## 5.  FISCAL AND REGULATORY

**TAX PAYABLE BY INSURER(S):**  None.

**COUNTRY OF ORIGIN:**  United States of America

**REGULATORY RISK LOCATION:**  United States of America

**OVERSEAS BROKER:**  Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America

**SURPLUS LINES BROKER:**  Willis Towers Watson Northeast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
United States of America
Surplus Lines License Number: 179022

**US CLASSIFICATION:**  US Surplus Lines

**ALLOCATION OF PREMIUM TO CODING:**  BB (Crime) – 99%

7T- 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

**REGULATORY CLIENT CLASSIFICATION:**  Commercial - Large Risk

## 6.  BROKER REMUNERATION AND DEDUCTIONS

**FEE PAYABLE BY CLIENT?:**          Yes

**TOTAL BROKERAGE:**          Nil

**OTHER DEDUCTIONS FROM PREMIUM:**          Nil

## SECURITY DETAILS

### REFERENCES

UMR (Unique Market Reference): B080113016P23

Date contract printed to PDF: 08:39 29 June 2023

## SIGNED UNDERWRITERS

**Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe**

100.000000%
**Written**

| P | F | I | 2 | 1 | 7 | 3 | 5 | 2 | 3 | A | A | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

Rnwl CMW

100.000000%
**Signed**

15:55 28 June 2023

Mosaic Syndicate Services Limited (115988NMV) LNR23C199 S.1 2023 - MOS 1609 60.000%, SII 1945 10.000%, FLX 1985 6.667% AFB 5623 6.667%, LRE 3010 4.444%, LRE 2010 2.222%, RNR 1458 10.000%. Premium/Claims settled with MSSL

Christopher Webb

**Bound as Slip Leader**

<u>Line Conditions</u>

Agreement party for claims

Notification of claims to the broker does not constitute notification to insurers

Agreement party for contract changes





**AXA XL - Professional Insurance**
100 Constitution Plaza, 17<sup>th</sup> Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

September 27, 2023

Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116

**Re:  Fidelity Equity and High Income Funds**
**Excess Bond xs $100M Policy**

Dear Mary,

Enclosed, please find the policy for **Fidelity Equity and High Income Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.

Sincerely,

Bill Caporale

mk

| | |
|---|---|
| **Policy Number:**     **ELU190729-23** | **XL Specialty Insurance Company** |
| **Renewal of Number:**    ELU183617-22 | (Hereafter called the Insurer) |

## EXCESS POLICY DECLARATIONS

Executive Offices:
70 Seaview Avenue
Stamford, CT 06902-6040
Telephone 877-953-2636

Regulatory Office:
505 Eagleview Blvd., Ste. 100
Exton, PA 19341-1120
Telephone: 800-327-1414

**THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

**Item 1.**     **Name and Mailing Address of Insured Entity:**

Fidelity Equity and High Income Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA  02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

**Item 2.**     **Policy Period:**     **From:**     July 01, 2023     **To:**     July 01, 2024

**At 12:01AM Standard Time at your Mailing Address Shown Above**

**Item 3.**     **Limit of Liability:**

$5,000,000 part of $50,000,000  Aggregate each **Policy Period** (including Defense **Expenses**)

**Item 4.**     **Schedule of Underlying Insurance:**

| | | Insurer | Policy No | Limit of Liability |
|---|---|---|---|---|
| (a) | Primary Policy | Berkshire Hathaway Specialty Insurance Company | 47-EPF-315881-03 | $10,000,000 |
| (b) | Underlying Excess Policy | ACE American Insurance Company | G23656280 016 | $10,000,000 |
| | | National Union Fire Insurance Company of Pittsburgh PA | 01-240-58-16 | $10,000,000 |
| | | ICI Mutual Insurance Company | 87153323B | $10,000,000 |
| | | Allied World Assurance Company, AG | C014841/013 | $10,000,000 |
| | | QBE Insurance Corporation | 130005115 | $10,000,000 |
| | | Travelers Casualty and Surety Company of America | 106547114 | $10,000,000 |
| | | Continental Casualty Company | 287273571 | $10,000,000 |
| | | Starr Indemnity & Liability Company | 1000059076231 | $10,000,000 |
| | | AXIS Insurance Company | P-001-000158031-04 | $5,000,000 |
| | | Zurich American Insurance Company | EOC 0905341-00 | $5,000,000 |

| | | |
|---|---|---|
| Ironshore Indemnity Inc | FI4NAB095D004 | $5,000,000 part of $50,000,000 |
| Everest National Insurance Company | FL5FD00012-231 | $7,000,000 part of $50,000,000 |
| Lloyds of London | 13016P23 | $5,000,000 part of $50,000,000 |
| US Specialty Insurance Company | 24-MGU-23-A56849 | $8,000,000 part of $50,000,000 |
| Twin City Fire Insurance Company | 08 FI 0252161-23 | $10,000,000 part of $50,000,000 |
| Freedom Specialty Insurance Company | XJO2308785 | $10,000,000 part of $50,000,000 |

**Item 5.** **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to: proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

**Item 6.** **Premium:**

| | |
|---|---|
| Taxes, Surcharges or Fees: | $0.00 |
| Total Policy Premium: | $15,589.00 |

**Item 7.** **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14   XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

# IN WITNESS

## XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT:  REGULATORY
EXTON, PA  19341-1120
PHONE:  800-688-1840


It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.


All other provisions remain unchanged.


IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.




_____
Joseph Tocco
President

_____
Toni Ann Perkins
Secretary


LAD 400 0915 XLS

## U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1]. Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

## PRIVACY POLICY

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality.  For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies.  For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way.  In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

## Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us.  Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products.  We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you.  Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

## Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services.  The information we collect generally comes from the following sources:

- Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
- Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you.  The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies.  The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you.  We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so.  The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim.  In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit.  We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law.  If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law.  Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party.  Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment.  "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc.  We also do not disclose to any unaffiliated third party a policy or account number for use in marketing.  We may share with our affiliated companies information that relates to our experience and transactions with the customer.

Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed.  However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you.  We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

**FRAUD NOTICE**

| Alabama | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof. |
|---|---|
| Arkansas | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| California | For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison. |
| Colorado | **It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.** |
| District of Columbia | **WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant. |
| Florida | Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree. |
| Kansas | A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto. |
| Kentucky | Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime. |
| Louisiana | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| Maine | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits. |
| Maryland | Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| New Jersey | Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties. |

| | |
|---|---|
| **New Mexico** | ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES. |
| **New York** | **General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.<br><br>**All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.<br><br>**Fire**: Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.<br><br>The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy. |
| **Ohio** | Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud. |
| **Oklahoma** | **WARNING**: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.<br><br>**WARNING: All Workers Compensation Insurance**:<br>Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of:<br>1. obtaining any benefit or payment,<br>2. increasing any claim for benefit or payment, or<br>3. obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes. |

| | |
|---|---|
| **Pennsylvania** | Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.<br><br>**Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000. |
| **Puerto Rico** | **Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.** |
| **Rhode Island** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **Tennessee** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.<br><br>**Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits. |
| **Utah** | **Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison. |
| **Virginia** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| **Washington** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| **West Virginia** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **All Other States** | Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties). |

**Endorsement No.: 1**
**Named Insured: Fidelity Equity and High Income Funds**
**Policy No.: ELU190729-23**

**Effective: July 01, 2023**
**12:01 A.M. Standard Time**

**Insurer: XL Specialty Insurance Company**

# EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)     It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy.  Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period.  The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)     It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration.  Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

**Endorsement No.: 2**
**Named Insured: Fidelity Equity and High Income Funds**
**Policy No.: ELU190729-23**

**Effective: July 01, 2023**
**12:01 A.M. Standard Time**

**Insurer: XL Specialty Insurance Company**

# TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Excess Liability Policy (Mutual Funds, $5M po $50M x $100M), Policy No. ELU190728-23, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1)     Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2)     Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3)     If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

# EXCESS POLICY COVERAGE FORM

**THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

**In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:**

## I.      INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations.  The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

## II.      DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts.  Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source.  Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

## III.      RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted.  The insureds will provide such information and cooperation as is reasonably requested.  The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

## IV.      LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy.  Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

## V.      NOTICE,  ALTERATION, AND TERMINATION

(A)      Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy.  All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to:  proclaimnewnotices@xlgroup.com.  Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B)      No change in or modification of this Policy shall be effective unless made by endorsement.  In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C)      This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.



# IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

This Policy is issued by the stock insurance company listed above (herein "Insurer").

## EXCESS LIABILITY INSURANCE POLICY DECLARATIONS

UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY IS A CLAIMS MADE POLICY WHICH COVERS ONLY CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. PLEASE READ THIS POLICY CAREFULLY.

**Policy No.** FI4NAB095H004
**Expiring Policy No.** FI4NAB095H003

**ITEM 1.**  **INSURED COMPANY PRINCIPAL ADDRESS:**

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon Ave
First Floor, East Side, Suite 167,
Boston, MA 02110

**ITEM 2.**  **COVERAGE PROVIDED:**  Excess Fidelity Insurance

**ITEM 3.**  **FOLLOWED POLICY:**  FMR Funds Concentric Custom Bond
          **INSURER:**  Berkshire Hathaway Specialty Insurance Company
          **POLICY NUMBER:**  47-EPF-315882-03

**ITEM 4.**  **POLICY PERIOD:**

From July 01, 2023 12:01 A.M. To July 01, 2024  12:01 A.M.
(Local time at the address shown in ITEM 1.)

**ITEM 5.**

| **Premium:** | | *Plus all applicable Taxes, Fees and Surcharges.* |
|---|---|---|
| Premium: | $13,503.00 | |
| -------------------- | ---------------- | |
| Total Amount Due: | $13,503.00 | |
| | | *See Invoice for the date Premium is due and payable.  Failure to pay the premium in full may result in voidance of coverage.* |

**ITEM 6.    LIMIT OF LIABILITY/AGGREGATE LIMIT:**  $5,000,000 for all Loss under all Coverages combined.


**ITEM 7.    UNDERLYING POLICY LIMITS/ATTACHMENT POINT:** $100,000,000


**ITEM 8.    PENDING & PRIOR LITIGATION DATE:**  August 01, 2008


**ITEM 9.    NOTICE TO INSURER:**

      A.    Notice of Claim, Wrongful Act or Loss:

            Send to Company Indicated Above
            c/o Ironshore Insurance Services, LLC
            28 Liberty Street
            5th Floor
            New York, NY 10005

      B.    All other notices:

            Send to Company Indicated Above
            28 Liberty Street
            5th Floor
            New York, NY 10005

**ITEM 10.    BROKER ADDRESS:**

    Mary Coughlin
    WILLIS TOWERS WATSON NORTHEAST INC
    75 Arlington Street, Floor 10
    Boston, MA 02116

    **LICENSE #:** N/A

**ITEM 11.    FORMS AND ENDORSEMENTS:**

    1. ADM-OFAC-0419 - Sanction Limitation and Exclusion Clause
    2. EDO.008 (708) Quota Share Amendment of Declarations (Excess)
    3. EXC.END.049 (0913) Tie-In Limits


THESE DECLARATIONS, TOGETHER WITH THE COMPLETED AND SIGNED APPLICATION, FOR THIS POLICY AND THE FOLLOWED POLICY, INCLUDING INFORMATION FURNISHED IN CONNECTION THEREWITH WHETHER DIRECTLY OR THROUGH PUBLIC FILING,  AND THE POLICY FORM ATTACHED HERETO, CONSTITUTE THE INSURANCE POLICY.

Ironshore Indemnity Inc. by:





Secretary

President

<u>January 8, 2024</u>
Date



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Policy Number:** FI4NAB095H004

# EXCESS LIABILITY INSURANCE POLICY

### I. INSURING AGREEMENT

In consideration of the payment of the premium and in reliance upon all statements made in the application for this Policy and the Followed Policy, including the information furnished in connection therewith, whether directly or through public filing, and subject to all terms, definitions, conditions, exclusions and limitations of this policy, the Insurer agrees to provide insurance coverage to the Insureds in accordance with the terms, definitions, conditions, exclusions and limitations of the Followed Policy, except as may be otherwise provided in this Policy.

### II. LOSS PAYABLE PROVISION

It is agreed the Insurer shall pay the Insured as defined in the Followed Policy for Loss by reason of exhaustion by payments of all Underlying Policy Limits of all underlying policies by the underlying insurers issuing such underlying policies and/or the Insureds, subject to i) the terms and conditions of the Followed Policy as that form is submitted to the Insurer; ii) the Limit of Liability as stated in Item 6 of the Declarations; and iii) the terms and conditions of, and the endorsements attached to, this Policy. In no event shall this policy grant broader coverage than would be provided by the Followed Policy.

### III. DEFINITIONS

A.     The Terms "Insurer" and "Followed Policy" shall have the meanings attributed to them in the Declarations.

B.     The term "Insureds" means those individuals and entities insured by the Followed Policy.

C.     The term "Policy Period" means the period set forth in Item 4 of the Declarations.

D.     The term "Underlying Policy Limits/Attachment Point" means an amount equal to the aggregate of all limits of liability as set forth in Item 7 of the Declarations for all Underlying Policies, plus the uninsured retention, if any, applicable to the Underlying Policies.

### IV. POLICY TERMS

A.     This policy is subject to the same representations contained in the Application for the Followed Policy and has the same terms, definitions, conditions, exclusions and limitations (except as regards the premium, the limits of liability, the policy period and as may be otherwise in this Policy) as are contained in the Followed Policy.

B.     If during the Policy Period or any Discovery Period the terms, conditions, exclusions or limitations of the Followed Policy are changed in any manner, the Insureds shall as a condition precedent to their rights to coverage under this policy give to the Insurer written notice of the full particulars thereof and secure the Insurers affirmative consent to such modification before coverage will be effective.

C.      As a condition precedent to their rights under this policy, the Insureds shall give to the Insurer as soon as practicable written notice in accordance with the terms, conditions, definitions, exclusions and limitations of the Followed Policy.

D.      Notwithstanding any of the terms of this policy which might be construed otherwise, this policy shall drop down only in the event of reduction or exhaustion of the Underlying Limit and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any Underlying Limits. The risk of uncollectibility of such Underlying Limits (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the Insureds and is not in any way or under any circumstances insured or assumed by the carrier.

Ironshore Indemnity Inc. by:





Secretary                                            President



**IRONSHORE INDEMNITY INC.**
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 1

**Policy Number:** FI4NAB095H004                    **Effective Date of Endorsement:** July 01, 2023
**Insured Name:** Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

# SANCTION LIMITATION AND EXCLUSION CLAUSE

No Insurer shall be deemed to provide cover and no Insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose that Insurer to any sanction, prohibition or restriction under United Nations resolutions or the trade or economic sanctions, laws or regulations of the European Union, United Kingdom or United States of America.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.



## IRONSHORE INDEMNITY INC.

(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 2

**Policy Number:** FI4NAB095H004                    **Effective Date of Endorsement:** July 01, 2023
**Insured Name:** Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

## QUOTA SHARE AMENDMENT OF DECLARATIONS (EXCESS)

In consideration of the premium charged, it is hereby understood and agreed that:

1.  Item 6. of the Declarations is deleted and replaced by the following:

    Item 6.       Aggregate Quota Share Layer Limit of Liability:       $50,000,000

    Maximum aggregate Limit of Liability for all Claims made during the Policy Period.

    Subject to all of its terms and conditions, this Policy shall provide coverage for Claims in excess of the Underlying Insurance, up to the Insurer's quota share participation of the aggregate maximum limit stated above. Any Loss within the Aggregate Quota Share Layer Limit of Liability stated above shall be paid pro rata by each of the insurers subscribing to this Aggregate Quota Share Layer Limit of Liability in accordance with the proportion set forth in the Participation Agreement entered into by each such insurer. The participation of such insurers is set forth below in Item 7. of the Declarations. The obligations of such insurers who subscribe to the quota share arrangement are several and not joint, and are limited to the extent of their individual subscriptions. No subscribing insurers is responsible for the obligation of any co-subscribing insurer.

    The Insurer's participation is set forth at Item 12. of the Declarations. The Insurer has full claims and underwriting control of its portion of the quota share arrangement and no action or omission by any of the co-subscribing insurers shall bind the Insurer or be deemed a waiver of any coverage defense the Insurer has under this Policy or available at law. The Insurer shall act on its own behalf with respect to all other matters concerning this Policy, and no other insurer subscribing to the Policy may act on behalf of or bind the Insurer with respect to the Policy terms or any matter concerning the Policy. All notices by an Insured to the Insurer under this Policy shall be provided to the Insurer at the address specified in the Declarations.

2.  The Declarations are amended by the addition of the following:

    **Item 12.**

        **Insurer's Quota-Share Participation:**    10%
        **Insurer's Limit of Liability:**               $5,000,000

The Insurer agrees to pay on behalf of the Insured under the Policy that proportion of covered Loss set forth above in the manner provided under Item 3. of the Declarations and in full conformance with all the terms and conditions of the Policy.

3. Item 7. of the Declarations is amended by adding the following:

| Quota Share Layer Attachment Point: | $100,000,000 | |
|---|---|---|
| **Quota Share Participant** | **Policy Number** | **Limit of Liability** |
| U.S. Specialty Insurance Company | 24-MGU-23-A56851 | $8,000,000 part of $50,000,000 |
| Everest Reinsurance Company | FL5FD00012-231 | $7,000,000 part of $50,000,000 |
| Twin City Fire Insurance Co | 08 FI 0252157-23 | $10,000,000 part of $50,000,000 |
| National Casualty Company | XJO2308786 | $10,000,000 part of $50,000,000 |
| XL Specialty Insurance Company | ELU190725-23 | $5,000,000 part of $50,000,000 |
| Mosaic Syndicate Services Limited | 13012P23 | $5,000,000 part of $50,000,000 |
| Ironshore Indemnity Inc. | FI4NAB095H004 | $5,000,000 part of $50,000,000 |

4. Item 5. of the Declarations is deleted and replaced by the following:

    Item 5.    Total Quota Share Layer Premium:    $155,192.00

                Insurer's Quota-Share Participation Premium:    $13,503.00

The Total Quota Share Layer Premium is payable pro rata to each of the insurers subscribing to this Quota Share Layer in accordance with the proportion set forth in its Participation Agreement.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS REMAIN UNCHANGED.



**IRONSHORE INDEMNITY INC.**
(A Stock Company)
175 Berkeley Street
Boston, MA 02116
Toll Free: (877) IRON411

**Endorsement #** 3

**Policy Number:** FI4NAB095H004                    **Effective Date of Endorsement:** July 01, 2023
**Insured Name:** Fidelity Fixed Income and Asset Allocation Funds

THIS ENDORSEMENT CHANGES THE POLICY.  PLEASE READ IT CAREFULLY.

# TIE-IN LIMITS

It is hereby understood and agreed as follows:

Any payment of Loss under this Policy shall serve to reduce the Limit of Liability under Policy Number IA7NAB0949004.  Any payment of Loss under Policy Number IA7NAB0949004 shall serve to reduce the Limit of Liability of this Policy.  It is understood and agreed that only one Limit of Liability shall apply to any Loss that may be insured by this Policy and Policy Number IA7NAB0949004 and in no event will the Limit of Liability of this Policy and the Limit of Liability of Policy Number IA7NAB0949004 apply in the aggregate to any Loss arising from a Wrongful Act or Related Wrongful Acts.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THIS POLICY REMAIN UNCHANGED.

# <u>Liberty Mutual Group California Privacy Notice</u>

Commercial Lines (excluding Workers' Compensation)
(Effective January 1, 2023)

Liberty Mutual Group and its affiliates, subsidiaries, and partners (collectively "Liberty Mutual" or "we", "us" and "our") provide insurance to companies and other insurers. This Privacy Notice explains how we gather, use, and share your data. This Privacy Notice applies to you if you are a **Liberty Mutual commercial line insured or are a commercial line claimant residing in California.** It does not apply to covered employees or claimants under Workers' Compensation policies. If this notice does not apply to you, go to libertymutual.com/privacy to review the applicable Liberty Mutual privacy notice.

## What Personal Data Do We Collect?

The types of personal data we gather and share depend on both the product and your relationship to us. For example, we may gather different data if you are a claimant reporting an injury than if you want a quote for commercial property insurance. The data we gather can include your Social Security Number, income, transaction data such as account balances and payment history, and data from consumer reports. It may also include data gathered in connection with our provision of insurance services, when you apply for such services, or resulting from other contacts with you. It may also include:

- **Identifiers**, including a real name, alias, postal address, unique personal identifier, online identifier, Internet Protocol address, email address, account name, Social Security Number, driver's license number, or other similar identifiers;
- **Personal data**, such as your name, signature, Social Security Number, physical characteristics or description, address, telephone number, driver's license or state identification card number, insurance policy number, education, employment, employment history, bank account number, financial data, precise geolocation, medical data, or health insurance data;
- **Protected classification characteristics described in California Civil Code § 1798.80(e)**, including age, race, color, national origin, citizenship, religion or creed, marital status, medical condition, physical or mental disability, sex (including gender, gender identity, gender expression, pregnancy or childbirth and related medical conditions), sexual orientation, or veteran or military status;
- **Commercial information**, including records of personal property, products or services purchased, obtained, or considered, or other purchasing or consuming histories and tendencies;
- **Internet or other similar network activity**, including browsing history, search history, information on a consumer's interaction with a website, application, or advertisement;
- **Professional or employment related information**, including current or past job history **Inferences drawn from other personal information**, such as a profile reflecting a person's preferences, characteristics, psychological trends, predispositions, behavior, attitudes, intelligence, abilities, and aptitudes;
- **Risk data**, including data about your driving and/or accident history; this may include data from consumer reporting agencies, such as your motor vehicle records, and loss history information, health data, or criminal convictions;
- **Claims data**, including data about your previous and current claims, which may include data regarding your health, criminal convictions, third party reports, or other personal data; and
- **Sensitive Data** as defined under the California Privacy Rights Act when used to infer characteristics of an individual.

For information about the types of personal data we have collected in the past twelve (12) months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).



Version 3.0 (last updated November 2022)

**How do you gather my data?**

| We gather your personal data **directly from you**. For example, you provide us with data when you: | We also gather your personal data **from other people**. For example: |
|---|---|
| ▪ ask about or buy insurance, or file a claim | ▪ your insurance agent or broker |
| ▪ pay your policy | ▪ your employer, association or business (if you are insured through them) |
| ▪ visit our websites, call us, or visit our office | ▪ our affiliates or other insurance companies about your transactions with them |
| | ▪ consumer reporting agencies, Motor Vehicle Departments, and inspection services, to gather your credit history, driving record, claims history, or value and condition of your property |
| | ▪ other public directories and sources |
| | third parties, including other insurers, brokers and insurance support organizations who you have communicated with about your policy or claim, anti-fraud databases, sanctions lists, court judgments and other databases, government agencies, open electoral register, or in the event of a claim, third parties including other parties to the claim witnesses, experts, loss adjusters and claim handlers |
| | ▪ other third parties who take out a policy with us and are required to provide your data such as when you are named as a beneficiary or where a family member has taken out a policy which requires your personal data |

Organizations that share data with us may keep it and disclose it to others as permitted by law. For data about how we have gathered personal data in the past twelve months, please go to lmi.co/caprivacynotices and click on the link for the California Privacy Policy (Consumers).

**How Do We Use Your Personal Data?**

Liberty Mutual uses your data to provide you with our products and services, and as otherwise provided in this Privacy Notice. We may use your data and the data of our former customers for our business and other compatible purposes. Our business purposes include, for example:

| Business Purpose | Data Categories | Do we share or sell your information as defined by CPRA |
|---|---|---|
| **Market, sell and provide insurance.** This includes, for example:<br>• calculating your premium;<br>• determining your eligibility for a quote;<br>• confirming your identity and servicing your policy; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information | ▪ No |

Version 3.0 (last updated November 2022)

| | | |
|---|---|---|
| | ▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data<br>▪ Sensitive Data | |
| **Manage your claim.** This includes, for example:<br>▪ managing your claim, if any;<br>▪ conducting claims investigations;<br>▪ conducting medical examinations;<br>▪ conducting inspections, appraisals;<br>▪ providing roadside assistance;<br>▪ providing rental car replacement or repairs; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |
| **Day to Day Business and Insurance Operations.** This includes, for example:<br>• creating, maintaining, customizing, and securing accounts;<br>• supporting day-to-day business and insurance related functions;<br>• doing internal research for technology and development;<br>• marketing, advertising and creating products and services;<br>• conducting audits related to a current contact with a consumer and other transactions;<br>• as described at or before the point of gathering personal data or with your authorization; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |
| **Security and Fraud Detection.** This includes, for example:<br>▪ detecting security issues;<br>▪ protecting against fraud or illegal activity, and to comply with regulatory and law enforcement authorities;<br>▪ managing risk and securing our systems, assets, infrastructure, and premises;<br>▪ help to ensure the safety and security of Liberty staff, assets, and resources, which may include physical and virtual | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | ▪ No. |

3

| | | |
|---|---|---|
| • access controls and access rights management;<br>  ▪ supervisory controls and other monitoring and reviews, as permitted by law; and emergency and business continuity management; | | |
| **Regulatory and Legal Requirements.** This includes for example:<br>  ▪ controls and access rights management;<br>  ▪ to evaluate or conduct a merger, divestiture, restructuring, reorganization, dissolution, or other sale or transfer of some or all of Liberty's assets, whether as a going concern or as part of bankruptcy, liquidation, or similar proceeding, in which personal data held by Liberty is among the assets transferred;<br>  ▪ exercising and defending our legal rights and positions;<br>  ▪ to meet Liberty contract obligations;<br>  ▪ to respond to law enforcement requests as required by applicable law, court order, or governmental regulations;<br>  ▪ as otherwise permitted by law; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | No. |
| **Improve Your Customer Experience and Our Products.** This includes, for example:<br>  • improve your customer experience, our products, and service;<br>  • to provide support, personalize, and develop our website, products, and services;<br>  • create and offer new products and services; | ▪ Identifiers<br>▪ Personal Information<br>▪ Commercial Information<br>▪ Internet or other similar network activity<br>▪ Professional or employment related information<br>▪ Inferences drawn from other personal information<br>▪ Risk data<br>▪ Claims data | No. |
| **Analytics to identify, understand, and manage our risks and products.** This includes, for example:<br>  • conducting analytics to better identify, understand, and manage risk and our products; | ▪ Identifiers<br>▪ Personal Information<br>▪ Protected Classification Characteristics<br>▪ Commercial Information<br>▪ Internet or other similar network activity | No. |

4

| | | |
|---|---|---|
| | <ul><li>Professional or employment related information</li><li>Inferences drawn from other personal information;</li><li>Risk data</li><li>Claims data</li><li>Sensitive Data</li></ul> | |
| **Customer service and technical support.** This includes, for example:<ul><li>answer questions and provide notifications;</li><li>provide customer and technical support.</li></ul> | <ul><li>Identifiers</li><li>Personal Information</li><li>Commercial Information</li><li>Internet or other similar network activity</li><li>Professional or employment related information</li><li>Inferences drawn from other personal information</li><li>Risk data</li><li>Claims data</li></ul> | No. |
| **Cross-Context Behavioral Advertising** | <ul><li>Identifiers</li><li>IP address</li><li>Internet or other similar network activity</li></ul> | <ul><li>We share this information with service providers such as search engines and social media platforms</li></ul> |

Liberty Mutual will not collect additional categories of personal information or use the personal information we collected for materially unrelated, or incompatible purposes without updating our notice.

**Do We Disclose Your Personal Data?**

Liberty Mutual does not sell your personal data as defined by California law.

Liberty Mutual shares your personal data as disclosed above. The California privacy law defines sharing as "communicating orally, in writing, or by electronic or other means, a consumers personal information . . . to a third party for cross-context behavioral advertising, whether or not for monetary or other valuable consideration." This occurs when you visit the Liberty Mutual website. Cookies or pixels are deployed that then allow us to show you targeted advertisements when you visit other websites or social media platforms. You have the right to opt-out of this type of sharing and you may learn more about those rights at lmi.co/caprivacychoices.

This type of sharing is different from disclosing personal information to other entities to perform a service related to providing insurance or processing your claim. How we disclose data to these types of entities is set forth below.

Liberty Mutual may disclose personal data with affiliated and non-affiliated third parties, including:

- Liberty Mutual affiliates;
- Service Providers (such as auto repair facilities, towing companies, property inspectors, and independent adjusters);
- Insurance support organizations;
- Brokers and agents;
- Public entities (e.g. regulatory, quasi-regulatory, tax or other authorities, law enforcement agencies, courts, arbitrational bodies, and fraud prevention agencies);
- Consumer reporting agencies;
- Advisors including law firms, accountants, auditors, and tax advisors;
- Insurers, re-insurers, policy holders, and claimants;
- Group policyholders (for reporting claims data or an audit);
- A person, organization, affiliates or service providers conducting actuarial or research studies; and
- As permitted by law.

We may also disclose data with other companies that provide marketing services on our behalf or as part of a joint

5

marketing agreement for products offered by Liberty Mutual. We will not disclose your personal data with others for their own marketing purposes.

We may also disclose data about our transactions (such as payment history) and experiences (such as claims made) with you to our affiliates.

Liberty Mutual may disclose the following categories of personal data as needed for business purposes:

| | |
|---|---|
| Identifiers | Personal Data |
| Protected Classification Characteristics | Commercial Data |
| Internet or other similar network activity | Professional, employment, and education data |
| Inferences drawn from personal data | Risk Data |
| Claims Data | |

For information about how we have shared personal information in the past twelve (12) months, please go to [lmi.co/caprivacynotices](lmi.co/caprivacynotices) and click on the link for the California Privacy Policy (Consumers).

**How Long Does Liberty Mutual Retain Each Category of Personal Data?**
We retain your information in accordance with our legal obligations, our records retention policies, or as otherwise permitted by law. For example, we may have a legal obligation to retain information relating to your policies or claims with us. We will delete your data once the legal obligation expires or after the period of time specified in our records retention policies. The period of retention is subject to our review and alteration.

**How to Contact Us:**
You can submit requests, seek additional information, or obtain a copy of our Privacy Notice in an alternative format by either:

| | |
|---|---|
| **Calling**: | 800-344-0197 |
| **Email**: | privacy@libertymutual.com |
| **Online:** | [www.libertymutualgroup.com/privacy-policy/data-request](www.libertymutualgroup.com/privacy-policy/data-request) |
| | [lmi.co/caprivacychoices](lmi.co/caprivacychoices) |
| **Postal Address**: | Liberty Mutual Insurance Company |
| | 175 Berkeley St., 6th Floor |
| | Boston, MA 02116 |
| | Attn: Privacy Office |

Version 3.0 (last updated November 2022)

**Willis Limited**
51 Lime Street London
Telephone: +44 (0)2031246000 Fax: +44 (0)2031248223 Website: www.wtwco.com

# CONTRACT OF INSURANCE

| | |
|---|---|
| **UNIQUE MARKET REFERENCE (UMR):** | **B080113012P23** |
| **INSURED:** | **Fidelity Fixed Income and Asset Allocation Funds**<br>and as or more fully defined in the Contract Wording. |
| **PRINCIPAL ADDRESS:** | **c/o FMR LLC**<br>**88 Black Falcon**<br>**First Floor, East Side, Suite 167,**<br>**Mailzone V7E,**<br>**Boston, MA 02210**<br>**United States of America** |
| **TYPE:** | **Insurance of:**<br>**Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company** and as more fully defined in the Contract Wording. |
| **PERIOD OF INSURANCE:** | **From: 1 July 2023**<br>**To: 1 July 2024**<br>Both days at 12:01am local standard time at the above principal address of the Insured |

# 1. RISK DETAILS

**UNIQUE MARKET REFERENCE:** B080113012P23

**TYPE:** Insurance of:

Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

**INSURED:** Fidelity Fixed Income and Asset Allocation Funds and as or more fully defined in the Contract Wording.

**PRINCIPAL ADDRESS:** c/o FMR LLC
88 Black Falcon,
First Floor, East Side, Suite 167,
Mail/ one V7E,
Boston, MA 02210
z nited States of America

**PERIOD OF INSURANCE:** From: 1 Uuly 2023
To:      1 Uuly 2024
Both days at 00:01am local standard time at the above principal address of the Insured

**INTEREST:** Excess Financial Institutions Bond Insurance as further defined in the underlying primary contract issued by Berkshire Hathaway Specialty Insurance Company and as more fully defined in the Contract Wording.

**LIMIT OF LIABILITY:** z SD 5,000,000 any one loss¢laim and in the aggregate

for the period part of z SD 50,000,000 any one loss¢laim and in the aggregate for the period

In excess of underlying contracts for z SD 100,000,000 any one loss¢laim and in the aggregate for the period the details of which are held on file in the offices of Willis Limited

**RETENTION:** Primary contract Retentions detailed as per Berkshire Hathaway Specialty Insurance Company

**TERRITORIAL LIMITS:** Worldwide

**CONDITIONS:** All terms and conditions as set forth in the Contract Wording (as attached), such wording being:J

Willis Excess Financial Lines Policy, incorporating the following, all as attached:

1. - MA 2975 (amended) Special Cancellation Clause 30ɸ5ɸ03

2. LMA 5389 z .S. Terrorism Risk Insurance Act of 2002 As Amended - ew and Renewal Business Endorsement

3. - MA 2918 (amended) War and Terrorism Exclusion Endorsement 8ɸ10ɸ200

4. - MA 1256 - uclear Incident Exclusion Clause J Liability J Direct (Broad) 17ɸ3ɸ60

5 - MA 1477 Radioactive Contamination Exclusion Clause J Liability J Direct (13ɸ02ɸ64)

6. This contract contains a TieJn of limits between this Fidelity Fixed Income and Asset Allocation Funds Bond Policy and Fidelity Fixed Income and Asset Allocation Professional Policy

7. LMA 3100 Sanctions Limitation and Exclusion Clause

Lossesɸ Claims to be notified via Willis Towers Watson,
FI- EN J Claims Department,
51 Lime Street,
London EC3M 7DQ,
z nited Xingdom

- othing in this Contract shall be construed as a condition precedent or a warranty unless it is expressly stated as such in the Contract

**CHOICE OF LAW AND JURISDICTION:** This contract shall be governed by, and construed in accordance with, the laws of the State of Massachusetts of the z nited States of America as more fully set out in the contract wording.

Any dispute between the parties over the terms of this contract shall be submitted to the exclusive Kurisdiction of the Courts of z nited States of America as more fully set out in the - MA 1998 (24ɸ4ɸ86) Service of Suit Clause (z .S.A) as attached

The language used for contract interpretation shall be English as set out in the contract wording.

Service of Suit - ominee:
Service of Suit Clause (as attached)
Lloydjs America, Inc.
Attention Legal Department
280 Park Avenue, East Tower, 25th Floor
- ew ' ork, - ' 10017

**PREMIUM:**                    z SD 15,369 for z SD 5,000,000 Y rder Hereon

Any return premium will be calculated, stated and payable by insurers as net of all Broker Remuneration and Deductions as allowed.

**PREMIUM PAYMENT TERMS:**      Premium Payment Condition as follows:

LSW3001 Premium Payment Clause (60 days), as attached. due to Insurers on or before **30 August 2023**

Where any date on which the Premium is due to be paid falls on a weekend or Public Holiday, presentation to Insurers or their agents on the next working day will be deemed to comply with the relevant premium payment reQuirement. For the purposes of this clause, Public Holiday shall mean any public or statutory holiday in any territory through which the Premium must pass between the Insured and Insurers or their agents.

**TAXES PAYABLE BY INSURED AND ADMINISTERED BY INSURERS:**      - one

**TAXES PAYABLE BY INSURERS AND ADMINISTERED BY INSURED OR THEIR AGENT:**      - one

**RECORDING, TRANSMITTING AND STORING INFORMATION:**      Where Willis Limited maintains risk and claims dataɋnformationɋdocuments Willis Limited may hold dataɋnformationɋdocuments electronically.

**INSURER CONTRACT DOCUMENTATION:**

This contract document details the current terms entered into by the insurer(s) and constitutes the contract document.

Any further documentation changing this contract agreed in accordance with the contract change provisions set out in this contract, shall form the evidence of such change.

This contract is subject to z S State Surplus Lines reQuirements. It is the responsibility of the Surplus Lines Broker to affix a Surplus Lines - otice to the contract document before it is provided to the insured. In the event that the Surplus Lines - otice is not affixed to the contract document the insured should contact the Surplus Lines broker

**NOTICE OF CANCELLATION PROVISIONS:**

Where (re)insurers have the right to give notice of cancellation, in accordance with the provisions of the contract, then:

To the extent provided by the contract, the Slip Leader is authorised to issue such notice on behalf of all participating (re)insurers; and (optionally)

any (re)insurer may issue such notice in respect of its own participation.

The content and format of any such notice should be in accordance with the '- otice of Cancellationj standard, as published by the London Market Group (LMG), or their successor body, on behalf of London Market Associations and participants. However failure to comply with this standard will not affect the validity of the notice given.

The notice shall be provided to the broker by the following means:

*By an email to FINEXNOC@willis.com*

Failure to comply with this delivery reQuirement will make the notice null and void. Satisfactory delivery of the notice will cause it to be effective irrespective of whether the broker has acknowledged receipt.

# WILLIS EXCESS FINANCIAL LINES POLICY

## Please read this Policy carefully.

## SCHEDULE

Policy - umber:  B080113012P23

Item 1:    **Insured**:             Fidelity Fixed Income and Asset Allocation Funds

           Principal Address:   c⍺o FMR LLC
                                200 Summer Street,
                                Mail/ one V7E,
                                Boston, MA 02210
                                z nited States of America


Item 2:    **Insurer(s):**          Lloydjs Syndicates:
                                Mosaic Syndicate Services Limited


Item 3:    **Period of Insurance**:  From: 1 Uuly 2023
                                   To:    1 Uuly 2024
                                Both days at 12:01am local standard time at the above
                                prinipal address of the Insured

Item 4:    **Limit of Liability**:    z SD 5,000,000 any one loss⍺claim and in the aggregate
                                for the period part of z SD 50,000,000 any one
                                loss⍺claim and in the aggregate for the period

Item 5:    **Underlying
           Policy(ies)**:         In excess of underlying contracts for z SD 100,000,000
                                any one loss⍺claim and in the aggregate for the period
                                the details of which are held on file in the offices of Willis
                                Limited

           Retention:           Primary Contract Retentions detailed as per - ational
                                z nion Fire Insurance Company of Pittsburgh, PA. Policy
                                - o. 01J565J05J84

Item 6:    **Premium**:            z SD 15,369 for z SD 5,000,000 Yrder Hereon

           **Taxes**:             - one

Item 7:       - otification(s) in accordance with clause 5 reQuired to be
              addressed to:       Willis Towers Watson,
                                  FI- EN J Claims Department,
                                  51 Lime Street,
                                  London EC3M 7DQ
                                  z nited Xingdom.

Item 8:       Endorsements are as attached at issue of this **Contract**.

Item 9:       Additional premium reQuired:  - il

Item 10:      Addresses for complaints:

              (a)      For **Insurers** who are Lloyd's underwriters:

                       Complaints
                       Fidentia House
                       Walter Burke Way
                       Chatham Maritime
                       Chatham
                       Xent
                       ME4 4R-

                       Email: complaints@lloyds.com

                       Tel: +44 (0)20 7327 5693

              (b)      For all other **Insurers**:

                       Willis Limited will provide details on reQuest.

**Willis Excess Financial Lines Policy**

In consideration of the *Insured* having paid or agreed to pay the *Premium* and subject to all of the definitions, terms, conditions and limitations of this *Policy*, *Insurers* and the *Insured* agree as follows:

**1.      Insuring Agreement**

1.1      Except insofar as the express terms of this *Policy*:

(a)      make specific provision in respect of any matter for which specific provision is also made in the *Primary Policy*, in which case the express terms of this *Policy* shall prevail; or

(b)      make specific provision in respect of any matter for which no specific provision is made in the *Primary Policy*, in which case the express terms of this *Policy* shall apply;

this *Policy* shall take effect and operate in accordance with the terms of the *Primary Policy*.

1.2      Subject to the *Limit of Liability*, the *Insurers* shall pay to or on behalf of the *Insured* that proportion of *Loss* which exceeds the *Underlying Limit*.

1.3      Except as provided specifically to the contrary in this *Policy*, the *Insurers* shall have no liability to make payment for any *Loss* under this *Policy* until the *Underlying Limit* has been completely eroded by amounts which the insurers of the *Underlying Policy(ies)*:

(i)      shall have paid; or,

(ii)      shall have agreed to pay; or,

(iii) shall have had their liability to pay established by judgment, arbitration award or other final binding adjudication;

whichever of (i) to (iii) above as shall occur first.  Furthermore, in determining whether and the extent to which erosion has occurred,

(a) where, as part of any agreement to pay loss or liability (as applicable) under an *Underlying Policy*, an insurer agrees to pay an amount which is less than the applicable limit of liability thereunder on terms that such payment shall be treated as or equivalent to payment in full of such limit of liability, the *Insurers* will pay *Loss* under this *Policy* as if such insurer had paid the applicable limit of liability in full.  However, in such circumstances the *Insurers* shall pay *Loss* only to the extent that, in the absence of agreement of the kind referred to in the previous sentence, the *Loss* of the *Insured* would have exceeded the *Underlying Limit*.

(b) where any insurer of an *Underlying Policy* is or becomes *Insolvent* with the result that it does not pay, or is unable to agree to pay, or is unable to participate in proceedings by which the liability of other insurers of the *Underlying Policy* is established, then the relevant insurer(s) will be deemed to have paid or to have agreed to pay or to have had their liability established, but only in the event that either:

(i) any other insurer participating on the relevant *Underlying Policy* pays, agrees to pay or has its liability established by judgment, arbitration award or other final binding adjudication (whichever shall occur first); or

(ii) the *Insured* establishes that the *Insurers* would be liable hereunder but for the *Insolvency*.

(c) *Insurers* will recognise the erosion of the *Underlying Limit* by any payment made in respect of loss or liability (as applicable) by reason of cover provided by any *Underlying Policy* whether or not such cover is also provided by this *Policy*.

(d) where any *Underlying Policy* (other than the *Primary Policy*) provides cover which is more restrictive than the cover provided hereunder then, notwithstanding the absence of any liability on the part of the insurers of such *Underlying Policy* for some or all of any loss or liability (as applicable), such *Underlying Policy* shall, for the purposes of the operation of this *Policy*, be deemed to have been eroded  by such loss or liability (as applicable) to the extent that it constitutes *Loss*.

(e) *Insurers* will recognise the erosion of the *Underlying Limit* by the operation of one or more *Relevant Provisions*.

(f)    Where for any reason, other than those under  (a) to (e) inclusive, one or more insurers of the *Underlying Policies* do not pay loss forming part of the *Underlying Limit* and such unpaid loss is paid instead by or on behalf of the *Insured*, the *Insurers* will recognise the erosion of the *Underlying Limit* as a conseQuence of such payment.

## 2.    Definitions

Wherever the following words and phrases appear in bold and italics in this *Policy* they shall have the meanings given to them below:

"*Claim*" or "*Circumstance*" shall mean "claim", "circumstance" or any other term by which the *Primary Policy* identifies matters potentially giving rise to payments thereunder in respect of *Loss*.

"*Insured*" shall mean those persons and organisations identified at Item 1 of the *Schedule* and all other persons and organisations as are insured or otherwise entitled to indemnity under the *Primary Policy*.

"*Insurers*" shall mean the insurers of this *Policy* identified at Item 2 of the *Schedule*.

"*Limit of Liability*" shall mean the sum(s) shown at Item 4 of the *Schedule* being the maximum sum(s) the *Insurers* are liable to pay under this *Policy* for all *Loss*, subkect to any reinstatement of limit expressly provided for at Item 4 of the Schedule. For the avoidance of doubt, there shall be no reinstatement of the *Limit of Liability* unless expressly provided for at Item 4, notwithstanding that the *Primary Policy* may provide for one or more reinstatements.

"*Loss*" shall mean all and any amounts for which *Insurers* are liable to the *Insured* pursuant to the terms and conditions of this *Policy* and, for the avoidance of doubt and subkect only to the operation of any express terms hereof in accordance with clause 1.1 above, this *Policy* shall be liable to pay as

*Loss* all losses, costs, liabilities or damages and other expenses of the *Insured* as are covered by the *Primary Policy* of whatever nature and howsoever described by the *Primary Policy*.  However, and notwithstanding any provision to the contrary in the *Primary Policy*, the liability of the *Insurers* of this *Policy* to the *Insured* for costs and expenses of any kind whatsoever shall be part of, and not in addition to, the *Limit of Liability*.

"*Period of Insurance*" shall mean the period set out at Item 3 of the *Schedule*.

"*Policy*" shall mean this insurance contract which includes any endorsements and schedules hereto.

"*Premium*" shall mean the sum shown at Item 6 of the *Schedule*.

"*Primary Limits*" shall mean the limits of liability of the *Primary Policy* applicable to any loss or liability (as applicable) as set out in Item 5(a) of the *Schedule*.

"*Primary Policy*" shall mean the policy identified at Item 5(a) of the *Schedule* or any policy(ies) issued in substitution thereof.

"***Relevant Provision***" shall mean any provision of an ***Underlying Policy*** which reduces the limit of liability of the ***Underlying Policy*** automatically by reference to the amount paid or payable under another policy of insurance, or by reference to the limit of liability under another policy of insurance.  For the avoidance of doubt, a provision which provides that an ***Underlying Policy*** shall pay only the amount by which any loss or liability (as applicable) exceeds the amount paid or payable under any other policy or policies, or which allows the insurer credit for the value of other insurance or indemnification, or which reQuires the ***Insured*** to pursue such insurance or indemnification prior to claiming under the ***Underlying Policy*** (such as an "other insurance" or "nonJcontribution" or other similar provision), shall not be a ***Relevant Provision***.

"***Schedule***" shall mean the schedule to this ***Policy***.

"***Sublimit(s)***" shall mean any limit or limits of insurers' liability in the ***Primary Policy*** imposed in respect of a particular category of loss or liability (as applicable) and which specifies that the maximum liability of the insurer shall be less than the otherwise generally applicable limit of liability of the ***Primary Policy***.

"***Underlying Limit***" shall mean the cumulative total of the limits of liability of the insurer(s) of the  ***Underlying Policy(ies)*** applicable to any loss or liability (as applicable) as set out in Item 5 of the ***Schedule***.

"***Underlying Policy(ies)***" shall mean the policies listed at Item 5 of the ***Schedule***.


3.      **Maintenance of the Underlying Policy(ies)**

The ***Primary Policy***, or any policies issued in substitution thereof, shall be maintained in full force and effect during the ***Period of Insurance*** save to the extent that it is eroded. This obligation shall cease to apply in the event that the ***Primary Policy*** is completely eroded. Clause 1.3 hereof shall apply for the purposes of determining whether and to what extent erosion has occurred.  Where an ***Underlying Policy*** other than the ***Primary Policy*** does not continue in full force and effect (other than by reason of erosion) such policy shall be deemed for all purposes of this ***Policy*** to have been maintained.  The ***Primary Policy*** shall be deemed maintained if it is replaced by the operation of clause 4 hereof.


4.       **Step-Down of Cover**

SublЈect always to the ***Limit of Liability***:

4.1     In the event of the reduction of the amount of indemnity available under any ***Underlying Policy*** by reason of partial erosion of the ***Underlying Limit*** (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply) this ***Policy*** shall, sublЈect to the ***Limit of Liability*** and to the other terms, conditions and limitations of this ***Policy***, continue to be available to pay that proportion of ***Loss*** which exceeds the amount of indemnity remaining under the ***Underlying Policy(ies)***.

4.2     In the event of there being no indemnity available under the *Underlying Policy(ies)* by reason of the complete erosion of the *Underlying Limit* (and in determining the existence and extent of such erosion the provisions of clause 1.3 shall apply), the remaining limits available under this *Policy* shall, subject to the *Limit of Liability* and to the other terms, conditions and limitations of this *Policy*, continue for subseQuent *Loss* as primary insurance and, in that event, any retention, excess or deductible and the remainder of any *Sublimit* specified in the *Primary Policy* shall apply under this *Policy* in respect of *Loss*.

## 5.     Notification

Any notification to the *Primary Policy* of a *Claim* or *Circumstance* which is reQuired to be given in accordance with the terms and conditions of the *Primary Policy* shall also be given to the *Insurers* in writing.

## 6.     Claims Participation

6.1     The *Insurers* shall have no liability to pay costs and expenses incurred by or on behalf of the *Insured* unless their consent to the incurring of such costs and expenses has first been obtained, such consent not to be unreasonably delayed or withheld.

6.2     - o settlement of a claim brought by a third party shall be effected by or on behalf of the *Insured* for such a sum as will reQuire payment by *Insurers* under this *Policy* unless the consent of the *Insurers* has first been obtained, such consent not to be unreasonably delayed or withheld.

## 7.     Cancellation and Termination

This *Policy* may be terminated or cancelled or shall become automatically terminated or cancelled in the same manner and on the same basis or bases as the *Primary Policy*. However, breach by the *Insured* of any obligation to pay premium in respect of the *Primary Policy* or in respect of any other of the *Underlying Policy(ies)* shall not entitle the *Insurers* to terminate or cancel this *Policy*.

## 8.     Recoveries

Where, following payment of *Loss* by *Insurers*, recovery is effected, then such recovery, net of the expenses of its being effected, shall be distributed in the following order to the following parties:

(i)     to the *Insured* or, to such extent, if any, as appropriate, to any insurer of a policy applying  excess of this *Policy*, but only to the extent (if any) by which such loss or liability  (as

applicable) exceeded the sum of the excess, deductible or retention of the *Primary Policy*, the *Underlying Limit* and the amount paid hereunder; and,

(ii)     if any balance remains following the application of (i) above, to the **Insurers** to the extent of the amount(s) paid by them hereunder in respect of **Loss**; and,

(iii)    if any balance remains following the application of (i) and (ii) above, to those, if any, entitled pursuant to the operation of the **Underlying Policies** to such extent, if any, of the entitlements conferred thereunder; and

For the avoidance of doubt, nothing in this **Policy** shall be construed as limiting or delaying the **Insured's** right to payment of any **Loss** hereunder until such time as it has effected any recovery.

## 9.     Alteration

- o material amendment to the terms of the **Primary Policy** shall apply in respect of this **Policy** unless and until agreed in writing by the **Insurers**.

## 10.     Reporting Period

Where the terms of the **Primary Policy** provide:

(i)     the **Insured** with a period of time immediately following the policy period of the **Primary        Policy** during which notice may be given to the insurers of the **Primary Policy** of any **Claims** or **Circumstances**; and or,

(ii)     the right to purchase such a period,

then the **Insured** shall have the same period and or right under this **Policy** in the same manner and on the same terms as those provided for in the **Primary Policy** except in relation to the premium payable (if any).  The premium (if any) payable in respect of any such period available hereunder is set out in Item 9 of the **Schedule**.

## 11.     Governing Law and Jurisdiction

This insurance shall be governed by and construed in accordance with the laws of the State of Massachusetts and any dispute arising hereunder shall be subject to the exclusive Jurisdiction of the courts of z nited States of America as per - MA 1998 Service of Suit Clause z nited States of America. as attached.

## 12.     Complaints

The **Insurers** aim to provide a high standard at all times but if the **Insured** is not satisfied with the service provided it should contact the following:

In respect of Lloyd's underwriters:  the person(s) identified in Item 10(a) of the **Schedule**.

In respect of **Insurers** other than Lloyd's underwriters, Willis Limited will provide the relevant details on reQuest.

# SPECIAL CANCELLATION CLAUSE

In the event that an underwriter:

a) ceases underwriting; or

b) is the subject of an order or resolution for winding up or formally proposes a scheme of arrangement; or

c) has its authority to carry on insurance business withdrawn,

d) has its financial strength rating reduced by A.M.Best's, Standard & Poor's or equivalent rating agency to less than A.

the Insured may terminate that underwriter's participation on this risk forthwith by giving notice and the premium payable to that underwriter shall be pro rata to the time on risk. In the event there are any notified, reserved or paid losses or circumstances, premium shall be deemed fully earned. Any return of premium shall also be subject to a written full release of liability from the Insured.

**NMA2975 (amended)**
**30/05/03**

**U.S. Terrorism Risk Insurance Act of 2002 as amended  New & Renewal Business Endorsement**

This Endorsement is issued in accordance with the terms and conditions of the "z .S. Terrorism Risk Insurance Act of 2002" as amended, as summari/ ed in the disclosure notice.

In consideration of the premium paid, it is hereby noted and agreed with effect from inception that the Terrorism exclusion to which this Insurance is subkect, shall not apply to any "insured loss" directly resulting from any "act of terrorism" as defined in the "z .S. Terrorism Risk Insurance Act of 2002", as amended ("TRIA").

The coverage afforded by this Endorsement is only in respect of any "insured loss" of the type insured by this Insurance directly resulting from an "act of terrorism" as defined in TRIA.  The coverage provided by this Endorsement shall expire at 12:00 midnight December 31, 2027, the date on which the TRIA Program is scheduled to terminate, or the expiry date of the policy whichever occurs first, and shall not cover any losses or events which arise after the earlier of these dates.  The Terrorism exclusion, to which this Insurance is subkect, applies in full force and effect to any other losses and any act or events that are not included in said definition of "act of terrorism".

This Endorsement only affects the Terrorism exclusion to which this Insurance is subkect.  All other terms, conditions, insured coverage and exclusions of this Insurance including applicable limits and deductibles remain unchanged and apply in full force and effect to the coverage provided by this Insurance.

Furthermore the z nderwriter(s) will not be liable for any amounts for which they are not responsible under the terms of TRIA (including subseQuent action of Congress pursuant to the Act) due to the application of any clause which results in a cap on the z nderwriterjs liability for payment for terrorism losses.

LMA5389
09 Uanuary 2020

## WAR AND TERRORISM EXCLUSION ENDORSEMENT

- otwithstanding any provision to the contrary within this insurance or any endorsement thereto it is agreed that this insurance excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any of the following regardless of any other cause or event contributing concurrently or in any other seQuence to the loss;

(1) war, invasion, acts of foreign enemies, hostilities or warlike operations (whether war be declared or not), civil war, rebellion, revolution, insurrection, civil commotion assuming the proportions of or amounting to an uprising, military or usurped power; or

(2) any act of terrorism.
For the purpose of this endorsement an act of terrorism means an act, including but not limited to the use of force or violence andqor the threat thereof, of any person or group(s) of persons, whether acting alone or on behalf of or in connection with any organisation(s) or government(s), committed for political, religious, ideological or similar purposes including the intention to influence any government andqor to put the public, or any section of the public, in fear.

This endorsement also excludes loss, damage, cost or expense of whatsoever nature directly or indirectly caused by, resulting from or in connection with any action taken in controlling, preventing, suppressing or in any way relating to (1) andqor (2) above.

In the event any portion of this endorsement is found to be invalid or unenforceable, the remainder shall remain in full force and effect.

- MA2918 (amended)
08q10q2001

**U.S.A.**

## NUCLEAR INCIDENT EXCLUSION CLAUSE-LIABILITY-DIRECT (BROAD)

*For attachment to insurances of the following classifications in the U.S.A., its Territories and Possessions, Puerto Rico and the Canal Zone:-*
*Owners, Landlords and Tenants Liability, Contractual Liability, Elevator Liability, Owners or Contractors (including railroad) Protective Liability, Manufacturers and Contractors Liability, Product Liability, Professional and Malpractice Liability, Storekeepers Liability, Garage Liability,*
*Automobile Liability*
*(including Massachusetts Motor Vehicle or Garage Liability), not being insurances of the classifications to which the Nuclear Incident Exclusion Clause-Liability-Direct (Limited) applies.*

This policy* does not apply:J

I. z nder any Liability Coverage, to inKury, sickness, disease, death or destruction

(a) with respect to which an insured under the policy is also an insured under a nuclear energy liability policy issued by - uclear Energy Liability Insurance Association, Mutual Atomic Energy Liability z nderwriters or - uclear Insurance Association of Canada, or would be an insured under any such policy but for its termination upon exhaustion of its limit of liability; or

(b) resulting from the ha/ ardous properties of nuclear material and with respect to which
(1) any person or organi/ ation is reQuired to maintain financial protection pursuant to the Atomic Energy Act of 1954, or any law amendatory thereof, or (2) the insured is, or had this policy not been issued would be, entitled to indemnity from the z nited States of America, or any agency thereof, under any agreement entered into by the z nited States of America, or any agency thereof, with any person or organi/ ation.

II. z nder any Medical Payments Coverage, or under any Supplementary Payments Provision relating to immediate medical or surgical relief, to expenses incurred with respect of bodily inKury, sickness, disease or death resulting from the ha/ ardous properties of nuclear material and arising out of the operation of a nuclear facility by any person or organi/ ation.

III. z nder any Liability Coverage, to inKury, sickness, disease, death or destruction resulting from the ha/ ardous properties of nuclear material, if

(- ) the nuclear material (1) is at any nuclear facility owned by, or operated by or on behalf of, an insured or (2) has been discharged or dispersed therefrom;

(b) the nuclear material is contained in spent fuel or waste at any time possessed, handled, used, processed, stored, transported or disposed of by or on behalf of an insured; or

(c) the inKury, sickness, disease, death or destruction arises out of the furnishing by an insured of services, materials, parts or eQuipment in connection with the planning, construction, maintenance, operation or use of any nuclear facility, but if such facility is located within the z nited States of America, its territories or possessions

or Canada, this exclusion (c) applies only to injury to or destruction of property at such nuclear facility.

IV. As used in this endorsement:

"**hazardous properties**" include radioactive, toxic or explosive properties; "**nuclear material**" means source material, special nuclear material or by-product material; "**source material**", "**special nuclear material**", and "**by-product material**" have the meanings given them in the Atomic Energy Act 1954 or in any law amendatory thereof; "**spent fuel**" means any fuel element or fuel component, solid or liquid, which has been used or exposed to radiation in a nuclear reactor; "**waste**" means any waste material (1) containing by-product material and (2) resulting from the operation by any person or organi/ ation of any nuclear facility included within the definition of nuclear facility under paragraph (a) or (b) thereof; "**nuclear facility**" means

(- )  any nuclear reactor,

(b)  any equipment or device designed or used for (1) separating the isotopes of uranium or plutonium, (2) processing or utili/ ing spent fuel, or (3) handling, processing or packaging waste,

(c)  any equipment or device used for the processing, fabricating or alloying of special nuclear material if at any time the total amount of such material in the custody of the insured at the premises where such equipment or device is located consists of or contains more than
25 grams of plutonium or uranium 233 or any combination thereof, or more than 250 grams of uranium 235,

(d)  any structure, basin, excavation, premises or place prepared or used for the storage or disposal of waste, and includes the site on which any of the foregoing is located, all operations conducted on such site and all premises used for such operations; "**nuclear reactor**" means any apparatus designed or used to sustain nuclear fission in a self-supporting chain reaction or to contain a critical mass of fissionable material. With respect to injury to or destruction of property, the word "**injury**" or "**destruction**" includes all forms of radioactive contamination of property.

It is understood and agreed that, except as specifically provided in the foregoing to the contrary, this clause is subject to the terms, exclusions, conditions and limitations of the Policy to which it is attached.

*- Y TE:J As respects policies which afford liability coverages and other forms of coverage in addition, the words underlined should be amended to designate the liability coverage to which this clause is to apply.

**17/3/60**
**N.M.A. 1256**

## RADIOACTIVE CONTAMINATION EXCLUSION CLAUSE -LIABILITY-DIRECT
### (Approved by Lloyd's Underwriters' Non-Marine Association)

*For attachment (in addition to the appropriate Nuclear Incident Exclusion Clause - Liability - Direct)*
*to liability insurances affording worldwide coverage.*

In relation to liability arising outside the z .S.A, its Territories or Possessions, Puerto Rico or the Canal Zone, this Policy does not cover any liability of whatsoever nature directly or indirectly caused by or contributed to by or arising from ionising radiations or contamination by radioactivity from any nuclear fuel or from any nuclear waste from the combustion of nuclear fuel.

**13/2/64**
**N.M.A. 1477**

All other terms, conditions and limitations of this Policy shall remain unchanged.

**TIE-IN OF LIMITS ENDORSEMENT**

Tie-In of limits between this Fidelity Fixed Income and Asset Allocation Funds Professional Policy and Fidelity Fixed Income and Asset Allocation Bond policy

All other terms and conditions remain unchanged.

## SANCTION LIMITATION AND EXCLUSION CLAUSE

- o (re)insurer shall be deemed to provide cover and no (re)insurer shall be liable to pay any claim or provide any benefit hereunder to the extent that the provision of such cover, payment of such claim or provision of such benefit would expose the (re)insurer or its' parent, to any sanction, prohibition or restriction implemented pursuant to resolutions of the z nited - ations or the trade and economic sanctions, laws or regulations of the European z nion, z nited Xingdom or z nited States of America.

LMA3100
15 September 2010

**SERVICE OF SUIT CLAUSE (U.S.A.)**

It is agreed that in the event of the failure of the Underwriters hereon to pay any amount claimed to be due hereunder, the Underwriters hereon, at the request of the Assured (or Reinsured), will submit to the jurisdiction of a Court of competent jurisdiction within the United States. Nothing in this Clause constitutes or should be understood to constitute a waiver of Underwriters' rights to commence an action in any Court of competent jurisdiction in the United States, to remove an action to a United States District Court, or to seek a transfer of a case to another Court as permitted by the laws of the United States or of any State in the United States. It is further agreed that service of process in such suit may be made upon:

Lloyd's America, Inc.
Attention Legal Department
280 Park Avenue,
East Tower, 25th Floor,
New York, NY 10017


and that in any suit instituted against any one of them upon this contract, Underwriters will abide by the final decision of such Court or of any Appellate Court in the event of an appeal.

The above-named are authorised and directed to accept service of process on behalf of Underwriters in any such suit and/or upon the request of the Assured (or Reinsured) to give a written undertaking to the Assured (or Reinsured) that they will enter a general appearance upon Underwriters' behalf in the event such a suit shall be instituted.

Further, pursuant to any statute of any state, territory or district of the United States which makes provision therefor, Underwriters hereon hereby designate the Superintendent, Commissioner or Director of Insurance or other officer specified for that purpose in the statute, or his successor or successors in office, as their true and lawful attorney upon whom may be served any lawful process in any action, suit or proceeding instituted by or on behalf of the Assured (or Reinsured) or any beneficiary hereunder arising out of this contract of insurance (or reinsurance), and hereby designate the above-named as the person to whom the said officer is authorised to mail such process or a true copy thereof.

N.M.A. 1998 (24/4/86)


All other terms, conditions and limitations of this Policy shall remain unchanged.

## PREMIUM PAYMENT CLAUSE

- otwithstanding any provision to the contrary within this contract or any endorsement hereto, in respect of non payment of premium only the following clause will apply.

The (Re)Insured undertakes that premium will be paid in full to (Re)Insurers by **30 August 2023**

If the premium due under this contract has not been so paid to (Re)Insurers by **30 August 2023** (Re)Insurers shall have the right to cancel this contract by notifying the (Re)Insured via the broker in writing. In the event of cancellation, premium is due to (Re)Insurers on a pro rata basis for the period that (Re)Insurers are on risk but the full contract premium shall be payable to (Re)Insurers in the event of a loss or occurrence prior to the date of termination which gives rise to a valid claim under this contract.

It is agreed that (Re)Insurers shall give not less than 15 days prior notice of cancellation to the (Re)Insured via the broker. If premium due is paid in full to (Re)Insurers before the notice period expires, notice of cancellation shall automatically be revoked. If not, the contract shall automatically terminate at the end of the notice period.

If any provision of this clause is found by any court or administrative body of competent Kurisdiction to be invalid or unenforceable, such invalidity or unenforceability will not affect the other provisions of this clause which will remain in full force and effect.

30q09q08
LSW3001

## NMA LINES CLAUSE

This Insurance, being signed for z SD 5,000,000 part of z SD 50,000,000 insures only that proportion of any loss, whether total or partial, including but not limited to that proportion of associated expenses, if any, to the extent and in the manner provided in this Insurance.

The percentages signed in the Table are percentages of 100% of the amount(s) of Insurance stated herein.

- MA 2419

## 2. INFORMATION

**INFORMATION:**     This section details the information that was provided to Insurers to support the assessment of the risk at the time of underwriting.

*Where it is required to provide exposure information it is recommended that this should follow the ACORD exposure schedule standard which can be found at www.acord.org*

**Insured:**     **Fidelity Fixed Income and Asset Allocation Funds.**

**Type of Insurance**     **Excess Financial Institutions Bond**

**Policy Period:**     **01 July 2023 to 01 July 2024**

<u>**INFORMATION**</u>

(made available to and seen and agreed by z nderwriters)

- FMR Funds 17g Listing March 2023

## 3. SECURITY DETAILS

**(RE)INSURER'S LIABILITY:**

### (RE)INSURERS LIABILITY CLAUSE

#### (Re)insurer's liability several not joint

The liability of a (re)insurer under this contract is several and not joint with other (re)insurers party to this contract. A (re)insurer is liable only for the proportion of liability it has underwritten. A (re)insurer is not jointly liable for the proportion of liability underwritten by any other (re)insurer.
- or is a (re)insurer otherwise responsible for any liability of any other (re)insurer that may underwrite this contract.

The proportion of liability under this contract underwritten by a (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp. This is subject always to the provision concerning "signing" below.

In the case of a Lloyd's syndicate, each member of the syndicate (rather than the syndicate itself) is a (re)insurer. Each member has underwritten a proportion of the total shown for the syndicate (that total itself being the total of the proportions underwritten by all the members of the syndicate taken together). The liability of each member of the syndicate is several and not joint with other members. A member is liable only for that member's proportion. A member is not jointly liable for any other member's proportion. - or is any member otherwise responsible for any liability of any other (re)insurer that may underwrite this contract. The business address of each member is Lloyd's, Yne Lime Street, London EC3M 7HA. The identity of each member of a Lloyd's syndicate and their respective proportion may be obtained by writing to Market Services, Lloyd's, at the above address.

#### Proportion of liability

z nless there is "signing" (see below), the proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together) is shown next to its stamp and is referred to as its "written line". Where this contract permits, written lines, or certain written lines, may be adjusted ("signed").

In that case a schedule is to be appended to this contract to show the definitive proportion of liability under this contract underwritten by each (re)insurer (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of the syndicate taken together). A definitive proportion (or, in the case of a Lloyd's syndicate, the total of the proportions underwritten by all the members of a Lloyd's syndicate taken together) is referred to as a "signed line". The signed lines shown in the schedule will prevail over the written lines unless a proven error in calculation has occurred.

Although reference is made at various points in this clause to "this contract" in the singular, where the circumstances so reQuire this should be read as a reference to contracts in the plural.

21ᴼ6ᴼ07
LMA3333

**ORDER HEREON:**      z SD 5,000,000 part of z SD 50,000,000

**BASIS OF WRITTEN LINES:**      Percentage of Whole

- MA 2419 – Lines Clause as attached

**BASIS OF SIGNED LINES:**      Percentage of Whole

**SIGNING PROVISIONS:**      In the event that the written lines hereon exceed 100% of the order, any lines written "to stand" will be allocated in full and all other lines will be signed down in eQual proportions so that the aggregate signed lines are eQual to 100% of the order without further agreement of any of the (re)insurers.

However:

a)      in the event that the placement of the order is not completed by the commencement date of the period of (re)insurance then all lines written by that date will be signed in full;

b)      the signed lines resulting from the application of the above provisions can be varied, before or after the commencement date of the period of (re)insurance, by the documented agreement of the (re)insured and all (re)insurers whose lines are to be varied. The variation to the contracts will take effect only when all such (re)insurers have agreed, with the resulting variation in signed lines commencing from the date set out in that agreement.

**WRITTEN LINES**

**MODE OF EXECUTION CLAUSE**

This contract and any changes to it may be executed by:

a. electronic signature technology employing computer software and a digital signature or digitiser pen pad to capture a personjs handwritten signature in such a manner that the signature is uniQue to the person signing, is under the sole control of the person signing, is capable of verification to authenticate the signature and is linked to the document signed in such a manner that if the data is changed, such signature is invalidated;

b. a uniQue authorisation provided via a secure electronic trading platform

c. a timed and dated authorisation provided via an electronic messageqsystem;

d. an exchange of facsimileqscanned copies showing the original written ink signature of paper documents;

e. an original written ink signature of paper documents (or a true representation of a signature, such as a rubber stamp).;

The use of any one or a combination of these methods of execution shall constitute a legally binding and valid signing of this contract. This contract may be executed in one or more of the above counterparts, each of which, when duly executed, shall be deemed an original.

| |
|---|
| In a coJnsurance placement following (re)insurers may, but are not obliged to, follow the premium charged by the lead (re)insurer.<br><br>(Re)insurers may not seek to guarantee for themselves terms as favourable as those which others subseQuently achieve during the placement.<br><br>It is the responsibility of each (Re)insurer subscribing to this contract to ensure that they are appropriately licenced to underwrite this contract in the territories described herein and can also discharge their relevant Insurance Premium Tax obligations. |

**UMR B080113012P23**
**Insured:**
**Written %** **Signed and Dated Stamp Incorporating Underwriting Reference**

**Details of variation(s) to the contract applying to the above Insurer only:**

**Premium:** **USD 15,369 for 100% for the policy period**
**Brokerage:** **%**
**SMB:** **%**

# 4. SUBSCRIPTION AGREEMENT

**SLIP LEADER:**    As stated here (which takes precedence) or in PPL written lines.

Mosaic Syndicate 1609

**BUREAU LEADER:**    If applicable, as stated here (which takes precedence) or in PPL written lines; otherwise as appointed by default to whichever Bureau Leaders has the largest signed line and, in the event of there being more than one of those, whichever Bureau Leader entered the contract on PPL the earliest of them.

- ot applicable unless completed here.

Lloyds Leader:

LIRMA Leader:

ILz  Leader:

**BASIS OF AGREEMENT TO CONTRACT CHANGES:**    Gz A (Version 2.0 February 2014) with - onJMarine Schedule JYctober 2001

A.    In respect of each (re)insurer which at any time has the ability to send and receive ACYRD messages via the Exchange:

i.    Any contract change will be submitted by Willis Limited for agreement via an 'ACYRD message';

ii.    any contract change which reQuires notification will be notified by Willis Limited via an 'ACYRD message';

iii.    It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), such agreement of any contract change will be confirmed by each such (re)insurer via an appropriate 'ACYRD message'. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

B.    In respect of each (re)insurer who does not have the ability to send and receive ACYRD messages via the Exchange:

i.    It is understood and agreed that whilst any contract change may be negotiated and agreed in any legally effective manner (and will be binding at that stage), any such contract change will be submitted notified by Willis Limited electronically via email or other electronic means;

ii.   Such binding agreement of any contract change will be confirmed by each such (re)insurer via email or other electronic means. For the avoidance of any doubt, no further duty of disclosure arises in relation to any such confirmation.

Where there is a requirement for any wording to be agreed this is to be agreed by the Slip Leader only.

The Slip Leader is to determine whether amendments to the wording fall into part one, part two or part three of the GUA schedule.

The period of this contract may be extended for up to one calendar month at expiry, at terms to be on agreed by Slip Leader only.

The following clause is applicable to insurance risks which are eligible for TRIA.

TRIA - NOTICE CLAUSE

Authority is hereby given to the Slip Leader to issue notice to Insured(s) as required by the U.S. Terrorism Risk Insurance Act of 2002 on behalf of all insurers hereon.

Where differing premium and/or broker remuneration and deductions terms apply to subscribing (re)insurers to this contract and the contract is subsequently subject to any form of additional/return premium, it is hereby agreed that the original premium and/or broker remuneration and deductions proportions shall be applied to such additional/return premium unless specifically stipulated to be otherwise in the endorsement.

**OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR PART 2 GUA CHANGES ONLY:**

Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only.

| | |
|---|---|
| **OTHER AGREEMENT PARTIES FOR CONTRACT CHANGES, FOR THEIR PROPORTION ONLY:** | Where no other agreement parties for contract changes are stated herein, the agreement party will be the Slip Leader only. |

**BASIS OF CLAIMS AGREEMENT:**

As specified under the CLAIMS AGREEME- T PARTIES section of this Contract and to be managed in accordance with:

i. The SI- GLE CLAIMS AGREEME- T PART' ARRA- GEME- T – LMA9150 [as below] for claims or circumstances assigned as Single Claims Agreement Party Claims (SCAP Claims) or, where it is not applicable, then the following shall apply as appropriate:J

ii. The Lloydjs Claims Scheme (combined) or as amended or any successor thereto.

(- .B. The applicable Lloydjs Claims Schemeqpart will be determined by the rules and scope of the Schemes(s))

iii. Iz A claims agreement practices.

iv. The practices of any company(ies) electing to agree claims in respect of their own participation.

The applicable arrangements (scheme, agreement or practices) will be determined by the rules and scope of said arrangements and should be referred to as appropriate.

**Single Claims Agreement Party Arrangements**

**1 Single Claims Agreement Party**

**1.1 Scope**

All claims having, or circumstances assessed by the SLIP LEADER as having, a **Claim Amount** at or below GBP250,000 or currency eQuivalent (the **Threshold Amount**) will be designated a Single Claims Agreement Party Claim (**SCAP Claim**) and will be managed within the terms of these Single Claims Agreement Party Arrangements (these **Arrangements**). For the purposes of these **Arrangements** the SLIP LEADER must be: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect andqor carry out contracts of insurance; or (b) a Member of Lloydjs.

**1.2 Exceptions**

Where:

1.2.1 the **Claim Amount** is more than, or, in the assessment of the SLIP LEADER, is likely to be more than, the **Threshold Amount**; and/or

1.2.2 after making further enQuiries, there remains insufficient information to form a view on the likely Quantum of any circumstance or claim and in the SLIP LEADERjS assessment, there is a material risk that the Quantum will ultimately exceed the **Threshold Amount**; and/or

1.2.3 issues arise of fraud or avoidance (either under the Insurance Act 2015 or otherwise) or there are allegations against (re)insurers of regulatory breach which may result in regulatory action being taken against (re)insurers, or actionable allegations of improper claims handling have been made in respect of the claim at issue, or, in the assessment of the SLIP LEADER, such issues are likely to arise in connection with a claim; and/or

1.2.4 in the assessment of the SLIP LEADER a claim is, or is likely to become, controversial or complex, or is likely to become subject to **Dispute Resolution Proceedings**,

such claims or circumstances shall be managed in accordance with the provisions of the applicable BASIS Y F CLAIMS AGREEME- T.

## 2. Slip Leader Responsibilities

### 2.1 Receipt of a Claim

z pon receiving a notification of a claim or circumstance, the SLIP LEADER shall, as soon as practicable, reasonably assess and decide, based on all the relevant circumstances (including but not limited to the **Claims Information**), whether such claim or circumstance is a **SCAP Claim** and notify the Broker accordingly with instructions for it to advise this decision to all claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section.

### 2.2 Role of the Slip Leader

A **SCAP Claim** shall be **Determined** by the SLIP LEADER on behalf of itself and all (re)insurers which subscribe: (1) to this **Contract** on the same contractual terms (other than premium and brokerage); and (2) to these **Arrangements** (**Subscribing (Re)Insurers**).

When Determining a **SCAP Claim**, including where the SLIP LEADER may have delegated the **Determination** of a **SCAP Claim**, the SLIP LEADER must always:

2.2.1 act in good faith and exercise the reasonable care of a competent (re)insurer; and

2.2.2 act in the best interest of all **Subscribing (Re)Insurers** on whose behalf it acts; and

2.2.3 comply with all laws, sanctions regimes, regulations and related guidance (including, but not limited to, those issued by Lloydjs, the Financial Conduct Authority andqor the Prudential Regulation Authority) as may be applicable to the **Determination** of a **SCAP Claim** and to which the SLIP LEADER is subKect, including, but not limited to conduct of business rules reQuiring (re)insurers to treat customers fairly (if applicable in that Kurisdiction); and

2.2.4 notify either directly or via the Broker, all **Subscribing (Re)Insurers** of any **Dispute Resolution Proceedings** commenced against them.

For the avoidance of doubt, the SLIP LEADER shall have no obligations or liability to any (re)insurer, other than a **Subscribing (Re)Insurer**, arising out of or in any way connected with the **Determination** of a **SCAP Claim**.

**2.3 Reassigning Claims**

Where during the life of a **SCAP Claim** any of the provisions of clause 1.2 apply, the SLIP LEADER shall:

2.3.1 reassign the **SCAP Claim** to the claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section; and

2.3.2 notify the Broker accordingly with instructions for it to advise all applicable claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section, following which the provisions of the applicable BASIS YF CLAIMS AGREEME- T shall apply to the claim.

The SLIP LEADER may, at any time, reassign a **SCAP Claim** outside of these **Arrangements** if having due regard to the available **Claims Information**, all relevant circumstances and its ability to act in accordance with clauses 2.2.1 to 2.2.3 inclusive, it considers that this

assignment would be appropriate, following which the provisions of the applicable BASIS YF CLAIMS AGREEME- T shall apply to the claim.

The Broker may also, at any time, reassign a **SCAP Claim** outside of these **Arrangements** and to the provisions of the applicable BASIS YF CLAIMS AGREEME- T by advising all claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section.

Where a **SCAP Claim** has been reassigned outside of these **Arrangements**, it may not, without the consent of all claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section, be reassigned as a **SCAP Claim**.

- otwithstanding clauses 1.2.1 and 1.2.2 but without prejudice to any other right or reQuirement to (re)assign a **SCAP Claim** outside of these **Arrangements**, where the exchange rate between Sterling and the currency in which the **SCAP Claim** has been made fluctuates after the conversion date stated in A of the CLAIMS AGREEME- T PARTIES section such that the Sterling value of the claim exceeds the **Threshold Amount**, the claim shall not cease to be a **SCAP Claim** by reason of the currency fluctuation alone.

### 2.4     Delegation of Determination

The SLIP LEADER may delegate its **Determination** of a SCAP Claim to another entity.

Despite its right to delegate the **Determination** of a **SCAP Claim** pursuant to these **Arrangements** the SLIP LEADER shall remain responsible for all acts and omissions of the delegate and the acts and omissions of those employed or engaged by the delegate as if they were its own.

### 2.5     Processing Claims

The SLIP LEADER shall ensure that all supporting information has been properly documented prior to payment of the claim and that such records are kept for a period of no less than seven years after closure, subject always to the reQuirements of applicable laws (including but not limited to those applicable to the processing of personal data and privacy).

### 3.     Broker Responsibilities

- otwithstanding the application of these **Arrangements**, the Broker shall advise all claims agreement parties defined in B of the CLAIMS AGREEME- T PARTIES section of any or all of the following matters or events, where known, as soon as practicable:

3.1 any new claim or circumstance assigned as a **SCAP Claim**;

3.2 any recommended reserve or reserves for a **SCAP Claim**;

3.3 any revision to the recommended reserve or reserves for a **SCAP Claim**;

3.4 any change in the assignment of a **SCAP Claim**;

3.5 the receipt of notice of the commencement of any **Dispute Resolution Proceedings** relating to a **SCAP Claim**;

3.6 the final **Determination** of a **SCAP Claim**, including where a **SCAP Claim** is denied;

3.7 any receipt of a complaint against (re)insurers;

3.8 any termination of the SLIP LEADER's authority to **Determine** claims under clauses 4.1 to 4.3 inclusive; and/or

3.9 where so reQuested by the SLIP LEADER, the identity and participation of all **Subscribing (Re)Insurers**.

A **Subscribing (Re)Insurer** may reQuest the SLIP LEADER and/or Broker to provide such further information as it may reasonably reQuire and the SLIP LEADER and Broker shall co‑operate fully with any such reQuest.

## 4. Termination of the SLIP LEADER's Authority

In the event that the SLIP LEADER:

4.1 becomes the subject of voluntary or involuntary rehabilitation or liQuidation, action in bankruptcy or similar or in any way otherwise acknowledges its insolvency or is unable to pay its debts or losses; or

4.2 has its right to transact the main class of business covered by the slip withdrawn, suspended, removed or made conditional or impaired in any way by any regulatory authority; or

4.3 ceases to be either: (a) an authorised person (as defined in Section 31 of the Financial Services and Markets Act 2000) with permission to effect and/or carry out contracts of insurance; or (b) a member of Lloyd's,

the authority of that SLIP LEADER to **Determine** all **SCAP Claims** shall automatically terminate from the date of that event, following which the provisions of the applicable BASIS YF CLAIMS AGREEME‑T shall apply to the claim.

## 5 Professional Advisers

5.1 The SLIP LEADER has the sole authority to appoint and instruct an independent, external, professional adviser (which may include, but is not limited to, a lawyer, loss adjuster, surveyor, actuary or accountant) on behalf of **Subscribing (Re)Insurers** where, in its sole discretion, it considers the professional adviser necessary for the **Determination** of a claim. The SLIP LEADER shall supervise the professional adviser throughout the period of their appointment.

5.2     A professional adviser appointed in connection with a **SCAP Claim** pursuant to clause 5.1 above may, at the SLIP LEADERjs discretion, be instructed to send all reports and correspondence directly to the SLIP LEADER. The professional adviserjs fees shall be agreed by the SLIP LEADER. The fees of the professional adviser shall be shared between the **Subscribing (Re)Insurers** in accordance with their respective shares of the **SCAP Claim**.

**6       Claims Concerns**

If a **Subscribing (Re)Insurer** has a concern regarding the handling of a **SCAP Claim** by the SLIP LEADER it shall notify the SLIP LEADER of its concern. The SLIP LEADER and the **Subscribing (Re)Insurer** which has raised the concern shall promptly confer and use their best endeavours to resolve the concern. If any disagreement remains after a period of 28 days from the date on which the concern was notified to the SLIP LEADER, the authority of the SLIP LEADER to **Determine** the **SCAP Claim** to which the concern relates shall terminate, following which the provisions of the applicable BASIS YF CLAIMS AGREEME- T shall apply to the claim.

**7       Intra-(Re)Insurer Dispute Resolution Protocols**

Before a **Subscribing (Re)Insurer** (Claimant) can bring a legal claim against the SLIP LEADER in relation to the **Determination** of a **SCAP Claim** or for an alleged breach of its obligations under these **Arrangements**, it must first attempt to resolve the dispute (**Dispute**) as follows:

7.1     The **Claimant** shall notify the SLIP LEADER that it is commencing the **Dispute Resolution Protocols** prescribed in this clause 7.

7.2     The **Dispute** shall first be referred to representatives of the SLIP LEADER and of the **Claimant** who shall meet in a good faith effort to resolve the **Dispute**. If a resolution is not achieved within 21 days from the date the **Dispute** was referred to these individuals, the matter shall be escalated to a member of senior management responsible for claims, for each of the **Claimant** and SLIP LEADER, who shall attempt to resolve the **Dispute**.

7.3    If the **Dispute** has not been resolved within 28 days from the date upon which it is referred to senior management, then the **Claimant** and SLIP LEADER shall enter into a mediation agreement in the form prescribed by the LMA and Iz A. If the resulting mediation fails to resolve the **Dispute**, then the **Dispute** shall be settled by arbitration in accordance with clause 7.4, provided always that the decision to commence an arbitration must be taken by the senior management of the **Claimant** in Question.

7.4    All arbitrations arising out of or in connection with a **Dispute** shall be referred to arbitration under ARIAS Fast Track Arbitration Rules. The seat of arbitration shall be London.

**8      Limitation of Liability**

8.1    The total liability, whether in contract, in tort (including but not limited to negligence), breach of fiduciary duty, breach of statutory duty or otherwise, of a SLIP LEADER to all **Subscribing (Re)Insurers** on whose behalf it has acted, or is acting, under these **Arrangements** shall not exceed GBP 500,000 in respect of any one **SCAP Claim** (**Liability Cap**).

8.2    If the aggregate liability of a SLIP LEADER in respect of any one **SCAP Claim** would exceed the **Liability Cap**, the **Subscribing (Re)Insurers** shall each be entitled to be paid only a share of the **Liability Cap** calculated in proportion to the share of the (re)insurance underwritten by each **Subscribing (Re)Insurer** (excluding for the purposes of this clause any share underwritten by the SLIP LEADER).

8.3    A SLIP LEADER shall not be liable for loss of profits, loss of business, loss of use (in each case whether direct or indirect) or any other indirect, special, or conseQuential damages alleged to have been suffered by a **Subscribing (Re)Insurer** arising out of its breach of the terms of these **Arrangements**.

8.4    - otwithstanding clause 8.3 but subject always to clauses 8.1, 8.2 and 8.5, nothing in this clause 8 is intended to exclude the SLIP LEADERjS liability to the **Subscribing (Re)Insurers** in respect of damages payable by the **Subscribing (Re)Insurers** to the (re)insured, in addition to the Claim Amount, arising from the mishandling of a **SCAP Claim** by the SLIP LEADER, its agents or employees, where such mishandling gives rise to an actionable claim for damages against **Subscribing (Re)Insurers**.

8.5    - othing in these **Arrangements** shall exclude, restrict or limit with respect to the handling of a **SCAP**

**Claim** a SLIP LEADER's liability for: (1) fraud or fraudulent misrepresentation; (2) death or personal injury caused by its negligence or the negligence of its employees or agents; or (3) any matter in respect of which it would be unlawful to exclude or restrict liability.

## 9 Choice of Law and Jurisdiction

Notwithstanding any other choice of law, express or implied in the contract of (re)insurance, the provisions of these **Arrangements** shall be construed and governed in accordance with the Laws of England and Wales and the **Subscribing (Re)Insurers** submit to the exclusive Jurisdiction of the Courts of England and Wales.

## 10 Exclusions

10.1 The following types of business (and applicable risk codes for Lloyd's) are excluded from these **Arrangements**:

10.1.1 Binding Authorities;

10.1.2 Proportional & Quota Share Treaties.

10.2 The following forms of settlement are excluded from these Arrangements:

10.2.1 ex gratia payments of any kind;

10.2.2 commutation agreements.

## Definitions

In these **Arrangements**, unless the context otherwise requires, the following words shall have the following meanings:

**Claim Amount** means:
- in relation to each **SCAP Claim**, the total amount claimed (after the application of any applicable deductible(s));or

- in relation to a circumstance, the total amount which, in the Judgement of the SLIP LEADER, may be claimed (after the application of any applicable deductible(s)),

- by the (re)insured from all (re)insurers under the **Contract** including, but not limited to, any of their expenses or other sums that are recoverable from the (re)insurers under the **Contract** pursuant to the terms of the (re)insurance. The Claim Amount shall exclude any costs incurred by the (re)insurers arising out of, or in connection with the handling of a **SCAP Claim**.

**Claims Information** means the information contained within a notification or provided by the (re)insured or its agent in relation to a **SCAP Claim**. It also includes all information obtained by the SLIP LEADER or provided by any **Professional Adviser** employed by (re)insurers.

**Contract** means, for the purposes of these **Arrangements**, (re)insurance evidenced by (re)insurers subscribing to a single Market Reform Contract and where all (re)insurers participate on the same contractual terms and conditions (other than premium and brokerage).

**Determination/Determine** means all claims handling activities necessary (including the appointment and instruction of any **Professional Advisers**) in order to: (i) accept or deny a **SCAP Claim**, in whole or in part; (ii) agree any amount payable and (iii) resolve finally any open matter in respect of the **SCAP Claim** by agreement or, negotiation.

**Dispute Resolution Proceedings** means any litigation, arbitration, mediation, regulatory hearing (other than before an ombudsman) or other contested proceeding commenced by or against **Subscribing (Re)Insurers** in any Kurisdiction.

LMA9150
01 February 2018

| | |
|---|---|
| **CLAIMS AGREEMENT PARTIES:** | A. Claims falling within the scope of the (LMA9150) to be agreed by Slip Leader only on behalf of all (re)insurers subscribing (1) to this Contract on the same contractual terms (other than premium and brokerage) and (2) to these Arrangement.<br><br>For the purposes of calculating the Threshold Amount, the sterling rate on the date that a financial value of the claim is first established by the Slip Leader shall be used and the rate of exchange shall be the Bank of England spot rate for the purchase of sterling at the time of the deemed conversion.<br><br>B. For all other claims:<br><br>i) For Lloyd's syndicates:<br><br>The leading Lloyd's syndicate and, where reQuired by the applicable Lloyd's Claims Scheme, the second Lloyd's syndicate. |

The second Lloyd's Syndicate, unless designated here or elsewhere in the contract otherwise as appointed by default to whichever Lloydjs syndicate has the largest signed line and, in the event of there being more than one of those, whichever Lloydjs syndicate entered the contract on PPL the earliest of them.

...............................................................

ii)   Those companies acting in accordance with the Iz A claims agreement practices, excepting those that may have opted out via iii) below

iii)  Those companies that have specifically elected to agree claims in respect of their own participation.

iv)   All other subscribing insurers that are not party to the Lloydjsɖz A claims agreement practices, each in respect of their own participation.

v)    - otwithstanding anything contained in the above to the contrary, any ex gratia payments to be agreed by each (re)insurer for their own participation.

**CLAIMS ADMINISTRATION:**   Willis Limited and (re)insurers agree that any claims hereunder (including any claims related costsɗfees) will be notified and administered via the Electronic Claims File (ECF) with any payment(s) processed via CLASS, unless both parties agree to do otherwise.

Where claims or circumstances are not administered via ECF, notification, administration and payment(s) will be electronic.

Where a Lloydjs syndicate or Iz A company is not an agreement party to the claim or circumstance (per CLAIMS AGREEME- T PARTIES A. above) they agree to accept correct ECF seQuences for administrative purposes to ensure information is circulated to all subscribing parties.

Willis Limited are authorised to obtain translations of claims documents on behalf of insurers, with Insurersj associated costs being payable by Insurers as provided for under Expert(s) Fees Collection heading.

**For Non Bureaux Insurers only**

Claims settlement to be remitted to Willis Limited (unless otherwise specified within the contract) within 7 working days after agreement of claim by Slip Leader and submission of collection to market(s).

| | |
|---|---|
| **RULES AND EXTENT OF ANY OTHER DELEGATED CLAIMS AUTHORITY:** | - one<br><br>Where the Claims Agreement Parties hereunder have delegated authority to a third party, then all insurers will follow the settlements of the appointed third party. |
| **EXPERT(S) FEES COLLECTION:** | In respect of Expert(s) Fees payable by (re)insurers for services performed on their behalf, an appointed Service Provider to provide all collection and disbursement services on behalf of (re)insurers in conKunction with, whenever appropriate, Nchanging in respect of any bureau markets. In respect of Expert(s) Fees payable by (re)insurers for services performed on behalf of the (re)insured Willis Limited to collect fees. |
| **SETTLEMENT DUE DATE:** | 30 August 2023<br><br>In the absence of a Settlement Due Date, a Premium Payment Warranty or a Premium Payment Clause which automatically cancels the contract if premium payment is not paid by a specified date, the Settlement Due Date will be calculated by granting 60 days (or 90 days in respect of reinsurance) from whichever is the later of either:<br><br>1) the inception date of the risk or<br><br>2) the date on which the final (Re)insurer agreement is obtained<br><br>In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence. |
| **INSTALMENT PREMIUM PERIOD OF CREDIT:** | - ot applicable unless detailed here. |
| **ADJUSTMENT PREMIUM PERIOD OF CREDIT:** | - ot applicable unless detailed here. |
| **BUREAUX ARRANGEMENTS:** | **Premium Processing Clause**<br><br>Where the premium is to be paid through Nchanging InsJsure Services (NIS), payment to Insurers will be deemed to occur on the day that a delinked premium is released for settlement by the Appointed Broker or in the case of nonJdelinked premiums, on the day that the errorJfree Premium Advice - ote (PA- ) is submitted to NIS. |

Where premiums are to be paid by instalments under the Deferred Account Scheme, and the Appointed Broker does not receive the premium in time to comply with the agreed settlement date for the second or subseQuent instalment, the Appointed Broker, if electing to suspend the automatic debiting of the relevant deferred instalment, shall advise the Slip Leader in writing and instruct NIS accordingly. NIS shall then notify Insurers. Payment to any entity within the same group of companies as the Appointed Broker will be deemed to be payment to the Appointed Broker.

- othing in this clause shall be construed to override the terms of any Premium Payment Warranty or Clause or any Termination or Cancellation provision contained in this contract. Furthermore, any amendment to the Settlement Due Date of a premium instalment as a result of the operation of this Premium Processing Clause shall not amend the date that such instalment is deemed to be due for the purposes of such Premium Payment Warranty or Clause or Termination or Cancellation provision unless Insurers expressly agree otherwise.

Appointed Broker : Willis Limited

LSW3003
14q12q09

Nchanging InsJsure Services (NIS) are authorised to sign premium, deJlinked or otherwise, from individual insureds, cedants, territories, insurers or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, NIS are hereby authorised to amend the settlement due date to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all bureau insurers.

Insurers hereby agree that any premium payable in instalments under this contract will be processed as delinked additional premium entries other than when submitted under the Deferred Account Scheme.

Where any Settlement Due Date (SDD), Premium Payment Warranty (PPW) or Premium Payment Condition (PPC) due date falls on a weekend or public holiday, presentation to NIS or insurers hereon or release for settlement of a delinked premium as applicable on the next working day will be deemed to be in compliance with such SDD, PPW or PPC.

Where Premium Transfers have been completed any additionalqreturn premiums due thereafter will be paidqdeducted from the last ' ear of Account unless advised differently by (re)insurers.

Agreed to accept currency rate of exchange adjustments as presented to NIS bearing evidence of Insured payment q settlement.

For signing purposes NIS agree to accept netted down premiums (being both gross and net) as presented by Willis Limited.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as reQuested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by Lloyd's, Iz A or NIS as a settlement currency, or where one or more NIS z nderwriter does not transact business in a nominated NIS settlement currency or where all or part of the Lloyd's premium is to be settled in z S Dollars (z SD) for z S or Canadian Trust Fund purposes, then all transactions will be converted into Pounds Sterling (GBP), z S Dollars (z SD) or Euro (Ez R), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)      the date of receipt by Willis Limited for premiums
b)      the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

NIS are authorised to:

•        issue For Declaration Ynly (FDY) signings (to allow prompt policy signing and notification of claims via ECF, where necessary).


Insurers agree to allow delinked signings to be removed on Broker instruction only, subject to evidence that insurers have been advised by the Broker that it has been unable to collect the premium.

Tax Schedules and other documentation supporting premium calculation included within submissions to NIS are deemed informational documents only and do not form part of the contract nor reQuire underwriter agreement.

For the purpose of policy production only references to "Slip Leader" and "Slip Leader only" herein are deemed to read "Insurers".

**NON-BUREAUX ARRANGEMENTS:** Insurers agree to accept premium from individual insureds, cedants, territories or class of business sections separately as and when received from Willis Limited.

In the event that any applicable premium payment warranty, clause or condition has a different due date to the settlement due date, insurers hereby agree the settlement due date is amended to match the premium payment warranty, clause or condition due date. This agreement shall be binding on all non-bureau insurers.

Premium included in the next Statement of Account dispatched electronically after SDD shall be deemed to meet Premium Payment Terms. This does not supersede priority payments nor special payment terms nor specifically agreed payment and currency terms stated in this contract.

Notwithstanding anything to the contrary contained herein, premium due in respect of this contract that is available for settlement and presented to (re)insurers in a Technical Account (TA) ACYRD message on or before the PPW, PPC or SDD date shall be deemed to satisfy said Premium Payment Terms. (Re)insurers are responsible for the Business Acceptance (BA) of each Technical Account (TA) to enable funds to be included within the next e-Accounting Financial Account (FA) ACYRD message.

Agreed to accept currency rate of exchange adjustments as presented to insurers bearing evidence of Insured payment or settlement.

All premium related transactions shall be settled in the same currency as indicated in this contract and all claims related transactions, including fees and expenses shall be paid in any appropriate currency as requested by the Insured, expert or adjuster, providing:

Where the currency(ies) is not a currency nominated by insurers or Willis Limited as a settlement currency, then all transactions will be converted into Pounds Sterling (GBP), US Dollars (USD) or Euro (EUR), as specified by Willis Limited, at the applicable rate of exchange which shall be determined by:

a)     the date of receipt by Willis Limited for premiums
b)     the date of payment to the client for claims and return premiums or as agreed by the Slip Leader.

Settlements in respect of any Canadian interest will be converted, where necessary, into US Dollars (USD) or Canadian Dollars (CAD) for payment to insurers at the applicable rate of exchange determined by the date of premium receipt by Willis Limited.

## 5.  FISCAL AND REGULATORY

**TAX PAYABLE BY INSURER(S):**    - one.

**COUNTRY OF ORIGIN:**    z nited States of America

**REGULATORY RISK LOCATION:**    z nited States of America

**OVERSEAS BROKER:**    Willis Towers Watson - ortheast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
z nited States of America

**SURPLUS LINES BROKER:**    Willis Towers Watson - ortheast, Inc.
75 Arlington Street, Floor 10,
Boston, MA 02199
z nited States of America
Surplus Lines License - umber: 170922

**US CLASSIFICATION:**    US Surplus Lines

**ALLOCATION OF PREMIUM TO CODING:**    BB (Crime) – 99%

7TJ 1%

In the event the details contained within the contract (MRC) differ from those shown in any electronic trading platform, it is understood and agreed that the contract (MRC) shall take precedence.

**REGULATORY CLIENT CLASSIFICATION:**    Commercial J Large Risk

## 6. BROKER REMUNERATION AND DEDUCTIONS

**FEE PAYABLE BY CLIENT?:**      ' es

**TOTAL BROKERAGE:**      - il

**OTHER DEDUCTIONS FROM PREMIUM:**      - il

## SECURITY DETAILS

### REFERENCES
UMR (Unique Market Reference): B080113012P23

Date contract printed to PDF: 08:52 29 June 2023

## SIGNED UNDERWRITERS

**Mosaic Syndicate Services Limited / Asta Europe SRL trading as Mosaic Europe**

100.000000%
**Written**

| P | F | I | 2 | 1 | 7 | 3 | 5 | 2 | 3 | A | A | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|

BB Rnwl CMW

100.000000%
**Signed**

16:41 28 June 2023

Mosaic Syndicate Services Limited (115988NMV) LNR23C199 S.1 2023 - MOS 1609 60.000%, SII 1945 10.000%, FLX 1985 6.667% AFB 5623 6.667%, LRE 3010 4.444%, LRE 2010 2.222%, RNR 1458 10.000%. Premium/Claims settled with MSSL

Christopher Webb

**Bound as Slip Leader**

**Line Conditions**

Agreement party for claims

Notification of claims to the broker does not constitute notification to insurers

Agreement party for contract changes





**AXA XL - Professional Insurance**
100 Constitution Plaza, 17th Floor,
Hartford, CT 06103
Phone 860-246-1863, Fax 860-246-1899

September 27, 2023


Mary Coughlin
Willis Towers Watson Northeast Inc
75 Arlington Street
Floor 10
Boston, MA 02116


**Re:  Fidelity Fixed Income and Asset Allocation Funds**
      **Excess Bond (xs $100M) Policy**


Dear Mary,


Enclosed, please find the policy for **Fidelity Fixed Income and Asset Allocation Funds**. Thank you for choosing XL Insurance. Please call if you have any questions or concerns.


Sincerely,


Bill Caporale

mk

| Policy Number: | **ELU190725-23** | **XL Specialty Insurance Company** |
|---|---|---|
| Renewal of Number: | ELU183647-22 | (Hereafter called the Insurer) |


**EXCESS POLICY DECLARATIONS**


| Executive Offices: | Regulatory Office: |
|---|---|
| 70 Seaview Avenue | 505 Eagleview Blvd., Ste. 100 |
| Stamford, CT 06902-6040 | Exton, PA 19341-1120 |
| Telephone 877-953-2636 | Telephone:  800-327-1414 |

**THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

**Item 1.   Name and Mailing Address of Insured Entity:**

Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC, 88 Black Falcon
First Floor East Side Suite167
Boston, MA  02210

The Insured Entity will be the sole agent for and will act on behalf of the Insured with respect to all matters under this Policy.

**Item 2.   Policy Period:   From:**   July 01, 2023   **To:**   July 01, 2024

**At 12:01AM Standard Time at your Mailing Address Shown Above**

**Item 3.   Limit of Liability:**

$5,000,000 part of $50,000,000  Aggregate each **Policy Period** (including Defense **Expenses**)

**Item 4.   Schedule of Underlying Insurance:**

| | | Insurer | Policy No | Limit of Liability |
|---|---|---|---|---|
| (a) | Primary Policy | Berkshire Hathaway Specialty Insurance Company | 47-EPF-315881-03 | $10,000,000 |
| (b) | Underlying Excess Policy | ACE American Insurance Company | G23656280 016 | $10,000,000 |
| | | National Union Fire Insurance Company of Pittsburgh PA | 01-240-58-16 | $10,000,000 |
| | | ICI Mutual Insurance Company | 87153323B | $10,000,000 |
| | | Allied World Assurance Company, AG | C014841/013 | $10,000,000 |
| | | QBE Insurance Corporation | 130005115 | $10,000,000 |
| | | Travelers Casualty and Surety Company of America | 106547114 | $10,000,000 |
| | | Continental Casualty Company | 287273571 | $10,000,000 |
| | | Starr Indemnity & Liability Company | 1000059076231 | $10,000,000 |
| | | AXIS Insurance Company | P-001-000158031-04 | $5,000,000 |
| | | Zurich American Insurance Company | EOC 0905341-00 | $5,000,000 |

| | | |
|---|---|---|
| Ironshore Indemnity Inc | FI4NAB095H004 | $5,000,000 part of $50,000,000 |
| Everest National Insurance Company | FL5FD00012-231 | $7,000,000 part of $50,000,000 |
| Lloyds of London | 13012P23 | $5,000,000 part of $50,000,000 |
| US Specialty Insurance Company | 24-MGU-23-A56851 | $8,000,000 part of $50,000,000 |
| Twin City Fire Insurance Company | 08 FI 0252157-23 | $10,000,000 part of $50,000,000 |
| Freedom Specialty Insurance Company | XJO2308786 | $10,000,000 part of $50,000,000 |

**Item 5.** **Notices required to be given to the Insurer must be addressed to:**

XL Professional Insurance
100 Constitution Plaza, 13th Floor
Hartford, CT 06103
by electronic mail (email) to:  proclaimnewnotices@axaxl.com.
Toll Free Telephone: 877-953-2636

**Item 6.** **Premium:**

| | |
|---|---|
| Taxes, Surcharges or Fees: | $0.00 |
| Total Policy Premium: | $15,589.00 |

**Item 7.** **Policy Forms and Endorsements Attached at Issuance:**

XS 71 00 05 14   XS 80 07 12 14   XL 80 23 07 02

THESE **DECLARATIONS** AND THE POLICY, WITH THE ENDORSEMENTS, ATTACHMENTS, AND THE **APPLICATION** SHALL CONSTITUTE THE ENTIRE AGREEMENT BETWEEN THE INSURER AND THE **INSURED** RELATING TO THIS INSURANCE.

# IN WITNESS

## XL SPECIALTY INSURANCE COMPANY

REGULATORY OFFICE
505 EAGLEVIEW BOULEVARD, SUITE 100
DEPARTMENT:  REGULATORY
EXTON, PA  19341-1120
PHONE:  800-688-1840

It is hereby agreed and understood that the following In Witness Clause supercedes any and all other In Witness clauses in this policy.

All other provisions remain unchanged.

IN WITNESS WHEREOF, the Insurer has caused this policy to be executed and attested, and, if required by state law, this policy shall not be valid unless countersigned by a duly authorized representative of the Insurer.



_____          _____
Joseph Tocco                                              Toni Ann Perkins
President                                                     Secretary

LAD 400 0915 XLS

## U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC")

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy.  You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Policyholder Notice provides information concerning possible impact on your insurance coverage due to the impact of U.S. Trade Sanctions[1].  Please read this Policyholder Notice carefully.

In accordance with the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") regulations, or any other U.S. Trade Sanctions applied by any regulatory body, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law, is a Specially Designated National and Blocked Person ("SDN"), or is owned or controlled by an SDN, this insurance will be considered a blocked or frozen contract. When an insurance policy is considered to be such a blocked or frozen contract, neither payments nor premium refunds may be made without authorization from OFAC.  Other limitations on the premiums and payments also apply.

[1] "U.S Trade Sanctions" may be promulgated by Executive Order, act of Congress, regulations from the U.S. Departments of State, Treasury, or Commerce, regulations from the State Insurance Departments, etc.

PN CW 05 0519

**PRIVACY POLICY**

The AXA XL insurance group (the "Companies"), believes personal information that we collect about our customers, potential customers, and proposed insureds (referred to collectively in this Privacy Policy as "customers") must be treated with the highest degree of confidentiality. For this reason and in compliance with the Title V of the Gramm-Leach-Bliley Act ("GLBA"), we have developed a Privacy Policy that applies to all of our companies. For purposes of our Privacy Policy, the term "personal information" includes all information we obtain about a customer and maintain in a personally identifiable way. In order to assure the confidentiality of the personal information we collect and in order to comply with applicable laws, all individuals with access to personal information about our customers are required to follow this policy.

## Our Privacy Promise

Your privacy and the confidentiality of your business records are important to us. Information and the analysis of information is essential to the business of insurance and critical to our ability to provide to you excellent, cost-effective service and products. We understand that gaining and keeping your trust depends upon the security and integrity of our records concerning you. Accordingly, we promise that:

1. We will follow strict standards of security and confidentiality to protect any information you share with us or information that we receive about you;
2. We will verify and exchange information regarding your credit and financial status only for the purposes of underwriting, policy administration, or risk management and only with reputable references and clearinghouse services;
3. We will not collect and use information about you and your business other than the minimum amount of information necessary to advise you about and deliver to you excellent service and products and to administer our business;
4. We will train our employees to handle information about you or your business in a secure and confidential manner and only permit employees authorized to use such information to have access to such information;
5. We will not disclose information about you or your business to any organization outside the XL Catlin insurance group of Companies or to third party service providers unless we disclose to you our intent to do so or we are required to do so by law;
6. We will not disclose medical information about you, your employees, or any claimants under any policy of insurance, unless you provide us with written authorization to do so, or unless the disclosure is for any specific business exception provided in the law;
7. We will attempt, with your help, to keep our records regarding you and your business complete and accurate, and will advise you how and where to access your account information (unless prohibited by law), and will advise you how to correct errors or make changes to that information; and
8. We will audit and assess our operations, personnel and third party service providers to assure that your privacy is respected.

## Collection and Sources of Information

We collect from a customer or potential customer only the personal information that is necessary for (a) determining eligibility for the product or service sought by the customer, (b) administering the product or service obtained, and (c) advising the customer about our products and services. The information we collect generally comes from the following sources:

• Submission – During the submission process, you provide us with information about you and your business, such as your name, address, phone number, e-mail address, and other types of personal identification information;
• Quotes – We collect information to enable us to determine your eligibility for the particular insurance product and to determine the cost of such insurance to you. The information we collect will vary with the type of insurance you seek;

- Transactions – We will maintain records of all transactions with us, our affiliates, and our third party service providers, including your insurance coverage selections, premiums, billing and payment information, claims history, and other information related to your account;
- Claims – If you obtain insurance from us, we will maintain records related to any claims that may be made under your policies.  The investigation of a claim necessarily involves collection of a broad range of information about many issues, some of which does not directly involve you.  We will share with you any facts that we collect about your claim unless we are prohibited by law from doing so.  The process of claim investigation, evaluation, and settlement also involves, however, the collection of advice, opinions, and comments from many people, including attorneys and experts, to aid the claim specialist in determining how best to handle your claim.  In order to protect the legal and transactional confidentiality and privileges associated with such opinions, comments and advice, we will not disclose this information to you; and
- Credit and Financial Reports – We may receive information about you and your business regarding your credit.  We use this information to verify information you provide during the submission and quote processes and to help underwrite and provide to you the most accurate and cost-effective insurance quote we can provide.

## Retention and Correction of Personal Information

We retain personal information only as long as required by our business practices and applicable law.  If we become aware that an item of personal information may be materially inaccurate, we will make reasonable effort to re-verify its accuracy and correct any error as appropriate.

## Storage of Personal Information

We have in place safeguards to protect data and paper files containing personal information.

## Sharing/Disclosing of Personal Information

We maintain procedures to assure that we do not share personal information with an unaffiliated third party for marketing purposes unless such sharing is permitted by law.  Personal information may be disclosed to an unaffiliated third party for necessary servicing of the product or service or for other normal business transactions as permitted by law.

We do not disclose personal information to an unaffiliated third party for servicing purposes or joint marketing purposes unless a contract containing a confidentiality/non-disclosure provision has been signed by us and the third party.  Unless a consumer consents, we do not disclose "consumer credit report" type information obtained from an application or a credit report regarding a customer who applies for a financial product to any unaffiliated third party for the purpose of serving as a factor in establishing a consumer's eligibility for credit, insurance or employment.  "Consumer credit report type information" means such things as net worth, credit worthiness, lifestyle information (piloting, skydiving, etc.) solvency, etc.  We also do not disclose to any unaffiliated third party a policy or account number for use in marketing.  We may share with our affiliated companies information that relates to our experience and transactions with the customer.

## Policy for Personal Information Relating to Nonpublic Personal Health Information

We do not disclose nonpublic personal health information about a customer unless an authorization is obtained from the customer whose nonpublic personal information is sought to be disclosed.  However, an authorization shall not be prohibited, restricted or required for the disclosure of certain insurance functions, including, but not limited to, claims administration, claims adjustment and management, detection, investigation or reporting of actual or potential fraud, misrepresentation or criminal activity, underwriting, policy placement or issuance, loss control and/or auditing.

# NOTICE TO POLICYHOLDERS

Access to Your Information

Our employees, employees of our affiliated companies, and third party service providers will have access to information we collect about you and your business as is necessary to effect transactions with you. We may also disclose information about you to the following categories of person or entities:

- Your independent insurance agent or broker;
- An independent claim adjuster or investigator, or an attorney or expert involved in the claim;
- Persons or organizations that conduct scientific studies, including actuaries and accountants;
- An insurance support organization;
- Another insurer if to prevent fraud or to properly underwrite a risk;
- A state insurance department or other governmental agency, if required by federal, state or local laws; or
- Any persons entitled to receive information as ordered by a summons, court order, search warrant, or subpoena.

Violation of the Privacy Policy

Any person violating the Privacy Policy will be subject to discipline, up to and including termination.

For more information or to address questions regarding this privacy statement, please contact your broker.

**FRAUD NOTICE**

| | |
|---|---|
| **Alabama** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or who knowingly presents false information in an application for insurance is guilty of a crime and may be subject to restitution fines or confinement in prison, or any combination thereof. |
| **Arkansas** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **California** | For your protection California law requires the following to appear on this form: Any person who knowingly presents false or fraudulent information to obtain or amend insurance coverage or to make a claim for the payment of a loss is guilty of a crime and may be subject to fines and confinement in state prison. |
| **Colorado** | **It is unlawful to knowingly provide false, incomplete, or misleading facts or information to an insurance company for the purpose of defrauding or attempting to defraud the company. Penalties may include imprisonment, fines, denial of insurance, and civil damages. Any insurance company or agent of an insurance company who knowingly provides false, incomplete, or misleading facts or information to a policyholder or claimant for the purpose of defrauding or attempting to defraud the policyholder or claimant with regard to a settlement or award payable from insurance proceeds shall be reported to the Colorado Division of Insurance within the Department of Regulatory Agencies.** |
| **District of Columbia** | **WARNING**: It is a crime to provide false or misleading information to an insurer for the purpose of defrauding the insurer or any other person. Penalties include imprisonment and/or fines. In addition, an insurer may deny insurance benefits if false information materially related to a claim was provided by the applicant. |
| **Florida** | Any person who knowingly and with intent to injure, defraud, or deceive any insurer files a statement of claim or an application containing any false, incomplete, or misleading information is guilty of a felony of the third degree. |
| **Kansas** | A "fraudulent insurance act" means an act committed by any person who, knowingly and with intent to defraud, presents, causes to be presented or prepares with knowledge or belief that it will be presented to or by an insurer, purported insurer, broker or any agent thereof, any written, electronic, electronic impulse, facsimile, magnetic, oral, or telephonic communication or statement as part of, or in support of, an application for the issuance of, or the rating of an insurance policy for personal or commercial insurance, or a claim for payment or other benefit pursuant to an insurance policy for commercial or personal insurance that such person knows to contain materially false information concerning any fact material thereto; or conceals, for the purpose of misleading, information concerning any fact material thereto. |
| **Kentucky** | Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any materially false information or conceals, for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime. |
| **Louisiana** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **Maine** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties may include imprisonment, fines, or denial of insurance benefits. |
| **Maryland** | Any person who knowingly or willfully presents a false or fraudulent claim for payment of a loss or benefit or who knowingly or willfully presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **New Jersey** | Any person who includes any false or misleading information on an application for an insurance policy is subject to criminal and civil penalties. |

| New Mexico | ANY PERSON WHO KNOWINGLY PRESENTS A FALSE OR FRAUDULENT CLAIM FOR PAYMENT OF A LOSS OR BENEFIT OR KNOWINGLY PRESENTS FALSE INFORMATION IN AN APPLICATION FOR INSURANCE IS GUILTY OF A CRIME AND MAY BE SUBJECT TO CIVIL FINES AND CRIMINAL PENALTIES. |
|---|---|
| New York | **General: All applications for commercial insurance, other than automobile insurance:** Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the stated value of the claim for each such violation.

**All applications for automobile insurance and all claim forms**: Any person who knowingly makes or knowingly assists, abets, solicits or conspires with another to make a false report of the theft, destruction, damage or conversion of any motor vehicle to a law enforcement agency, the department of motor vehicles or an insurance company, commits a fraudulent insurance act, which is a crime, and shall also be subject to a civil penalty not to exceed five thousand dollars and the value of the subject motor vehicle or stated claim for each violation.

**Fire**:  Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance containing any false information, or conceals for the purpose of misleading, information concerning any fact material thereto, commits a fraudulent insurance act, which is a crime.

The proposed insured affirms that the foregoing information is true and agrees that these applications shall constitute a part of any policy issued whether attached or not and that any willful concealment or misrepresentation of a material fact or circumstances shall be grounds to rescind the insurance policy. |
| Ohio | Any person who, with intent to defraud or knowing that he is facilitating a fraud against an insurer, submits an application or files a claim containing a false or deceptive statement is guilty of insurance fraud. |
| Oklahoma | **WARNING**:  Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.

**WARNING: All Workers Compensation Insurance**:
Any person or entity who makes any material false statement or representation, who willfully and knowingly omits or conceals any material information, or who employs any device, scheme, or artifice, or who aids and abets any person for the purpose of:
1.  obtaining any benefit or payment,
2.  increasing any claim for benefit or payment, or
3.  obtaining workers' compensation coverage under the Administrative Workers' Compensation Act, shall be guilty of a felony punishable pursuant to Section 1663 of Title 21 of the Oklahoma Statutes. |

| | |
|---|---|
| **Pennsylvania** | Any person who knowingly and with intent to defraud any insurance company or other person files an application for insurance or statement of claim containing any materially false information or conceals for the purpose of misleading, information concerning any fact material thereto commits a fraudulent insurance act, which is a crime and subjects such person to criminal and civil penalties.<br><br>**Automobile Insurance**: Any person who knowingly and with intent to injure or defraud any insurer files an application or claim containing any false, incomplete or misleading information shall, upon conviction, be subject to imprisonment for up to seven years and the payment of a fine of up to $15,000. |
| **Puerto Rico** | **Any person who knowingly and with the intention of defrauding presents false information in an insurance application, or presents, helps, or causes the presentation of a fraudulent claim for the payment of a loss or any other benefit, or presents more than one claim for the same damage or loss, shall incur a felony and, upon conviction, shall be sanctioned for each violation by a fine of not less than five thousand dollars ($5,000) and not more than ten thousand dollars ($10,000), or a fixed term of imprisonment for three (3) years, or both penalties. Should aggravating circumstances [be] present, the penalty thus established may be increased to a maximum of five (5) years, if extenuating circumstances are present, it may be reduced to a minimum of two (2) years.** |
| **Rhode Island** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **Tennessee** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits.<br><br>**Workers' Compensation:** It is a crime to knowingly provide false, incomplete or misleading information to any party to a workers' compensation transaction for the purpose of committing fraud. Penalties include imprisonment, fines and denial of insurance benefits. |
| **Utah** | **Workers' Compensation**: Any person who knowingly presents false or fraudulent underwriting information, files or causes to be filed a false or fraudulent claim for disability compensation or medical benefits, or submits a false or fraudulent report or billing for health care fees or other professional services is guilty of a crime and may be subject to fines and confinement in state prison. |
| **Virginia** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| **Washington** | It is a crime to knowingly provide false, incomplete or misleading information to an insurance company for the purpose of defrauding the company. Penalties include imprisonment, fines and denial of insurance benefits. |
| **West Virginia** | Any person who knowingly presents a false or fraudulent claim for payment of a loss or benefit or knowingly presents false information in an application for insurance is guilty of a crime and may be subject to fines and confinement in prison. |
| **All Other States** | Any person who knowingly and willfully presents false information in an application for insurance may be guilty of insurance fraud and subject to fines and confinement in prison. (In Oregon, the aforementioned actions may constitute a fraudulent insurance act which may be a crime and may subject the person to penalties). |

**Endorsement No.: 1**
**Named Insured: Fidelity Fixed Income and Asset**
**Allocation Funds**
**Policy No.: ELU190725-23**

**Effective: July 01, 2023**
**12:01 A.M. Standard Time**

**Insurer: XL Specialty Insurance Company**

# EXCESS ENDORSEMENT

In consideration of the premium charged:

(1)     It is understood and agreed that the Limit of Liability for this Policy as set forth in Item 3 of the Declarations is the maximum amount payable, including Defense Expenses, by the Insurer under this Policy.  Any provision of the Underlying Insurance indicating any ability or right to any reinstatement of such policy's limit of liability shall be inapplicable to this Policy, including any provision indicating a reinstatement of such policy's limit of liability during any extended discovery or reporting period.  The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

(2)     It is understood and agreed that the Insurer is under no obligation to renew this Policy upon its expiration.  Any provision of the Underlying Insurance indicating any automatic renewal of this Policy shall be inapplicable to this Policy.   The Insurer shall not be liable to the Insureds or any other person or entity claiming through or in the name or right of the Insureds for any loss or other liability based upon, arising out of, directly or indirectly resulting from, in consequence of, or in any way involving the application or enforcement of any such provision of the Underlying Insurance.

All other terms, conditions and limitations of this Policy shall remain unchanged.

XL 80 23 07 02

**Endorsement No.: 2**
**Named Insured: Fidelity Fixed Income and Asset Allocation Funds**
**Policy No.: ELU190725-23**

**Effective: July 01, 2023**
**12:01 A.M. Standard Time**

**Insurer: XL Specialty Insurance Company**

# TIE IN LIMITS ENDORSEMENT

In consideration of the premium charged, in addition to this Policy, the Insurer or an affiliated company of the Insurer (any such affiliated company being included within the term "Insurer" for the purposes of this endorsement) has also agreed to issue to the person or entity named in Item 1 of the Declarations the following policy(ies) (such policy(ies), the "Other Policy(ies)"):

Excess Liability Policy (Mutual Funds, $5M po $50M x $100M), Policy No.: ELU190724-23, Issued by: XL Specialty Insurance Company

It is expressly acknowledged by the person or entity named in Item 1 of the Declarations that the premium for these policies has been negotiated with the understanding that all policies would have shared limits of liability. Therefore, in consideration of the premium charged:

(1)     Any payment of loss or damages, including costs and expenses of defense, under this Policy will reduce the limit of liability available under the Other Policy(ies) for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under the Other Policy(ies).

(2)     Any payment of loss or damages, including costs and expenses of defense, under the Other Policy(ies) will reduce the Limit of Liability available under this Policy for the defense and settlement of, or the payment of any liabilities in connection with, any claim or claims made under this Policy during the Policy Period.

(3)     If the Insurer shall have paid loss or damages, including costs and expenses of defense, under this Policy and loss or damages, including costs and expenses of defense, under the Other Policy(ies) in an aggregate amount equaling $5,000,000 any and all obligations of the Insurer under this Policy will be completely fulfilled and extinguished, and the Insurer will have no further obligations of any kind or nature whatsoever under this Policy.

All other terms, conditions and limitations of this Policy shall remain unchanged.

# EXCESS POLICY COVERAGE FORM

**THIS IS A CLAIMS MADE POLICY. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS POLICY ONLY APPLIES TO CLAIMS FIRST MADE DURING THE POLICY PERIOD. THE LIMIT OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS SHALL BE REDUCED AND MAY BE EXHAUSTED BY THE PAYMENT OF DEFENSE EXPENSES. THIS POLICY DOES NOT PROVIDE FOR ANY DUTY BY THE INSURER TO DEFEND ANY INSURED. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

**In consideration of the payment of the premium and in reliance on all statements made and information furnished to the Insurer identified in the Declarations (the Insurer) and to the issuer(s) of the Underlying Insurance, the Insurer and the insureds agree as follows:**

## I.      INSURING AGREEMENT

The Insurer will provide coverage excess of the Underlying Insurance stated in ITEM 4 of the Declarations. Coverage hereunder will apply in conformance with the terms, conditions, endorsements and warranties of both the Primary Policy stated in ITEM 4 (A) of the Declarations and of any other Underlying Excess Policy stated in ITEM 4 (B) of the Declarations.  The coverage hereunder will attach only after all of the Underlying Insurance has been exhausted by the actual payment of covered amounts under the Underlying Insurance by the applicable insurers thereunder or by any other source. To the extent that any terms, conditions, and endorsements of the Policy may be inconsistent with any terms, conditions, and endorsements of the Underlying Insurance, the terms, conditions, and endorsements of this Policy shall govern.

## II.     DEPLETION OF UNDERLYING LIMITS OF LIABILITY

The coverage hereunder shall attach only after the limits of all Underlying Insurance have been exhausted by payment of covered amounts.  Subject to the terms, conditions, and endorsements of this Policy and the Underlying Insurance, this Policy will continue to apply to covered amounts as primary insurance in the event of the exhaustion of all of the limits of liability of such Underlying Insurance as the result of the actual payment of covered amounts by the applicable insurer thereunder or by any other source.  Any risk of uncollectibility with respect to the Underlying Insurance will be expressly retained by the insureds and will not be assumed by the Insurer.

## III.    RIGHTS AND CLAIM PARTICIPATION

The Insurer shall have the same rights, privileges and protections afforded to the insurer(s) of the Underlying Insurance and may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the insureds even if the Underlying Insurance has not been exhausted.  The insureds will provide such information and cooperation as is reasonably requested.  The insureds shall not do anything that prejudices the Insurer's position or potential rights of recovery, including, but not limited to, terminating any Underlying Insurance.

## IV.    LIMIT OF LIABILITY

The amount stated in ITEM 3 of the Declarations is the limit of liability of the Insurer and shall be the maximum amount payable, including defense expenses, by the Insurer under this Policy.  Defense expenses are part of and not in addition to the limit of liability and the payment of such will reduce the limit of liability.

## V.     NOTICE,  ALTERATION, AND TERMINATION

(A)     Where the Underlying Insurance permits or requires notice to the Insurer, the insureds shall have the same obligations and rights to notify the Insurer under this Policy.  All notices required under the Underlying Insurance policies and this Policy shall be sent to the address set forth in ITEM (5) of the Declarations: Attention Claim Department or by electronic mail to:  proclaimnewnotices@xlgroup.com.  Notice given to any underlying insurer will not be deemed notice to the Insurer.

(B)     No change in or modification of this Policy shall be effective unless made by endorsement.  In the event of a change of any kind to any Underlying Insurance that broadens or expands coverage, this Policy will become subject to such change only if and to the extent that the Insurer consents to such change in writing and the insured pays any additional premium that may be required by the Insurer.

(C)     This Policy will terminate immediately upon the termination of any of the Underlying Insurance, whether cancelled by the insured or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

# EXCESS FOLLOW-FORM BOND DECLARATIONS
## THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

## EVEREST REINSURANCE COMPANY
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

**BOND NUMBER: FL5FD00012-231**                    **RENEWAL OF: FL5FD00012-221**

**PRODUCER NAME: Willis of MA, Inc.**
**Willis Americas Administration, Inc**
**ADDRESS: Three Copley Place**
**Boston, MA 02116**

**IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.**

**ITEM 1.**    **NAMED INSURED: Fidelity Equity and High Income Funds**

   **ADDRESS:**        **c/o FMR LLC**
                        **88 Black Falcon Ave, First Floor, East Side, Suite 167**
                        **Boston, MA 02210**

**ITEM 2:**    **BOND PERIOD: FROM July 1, 2023 TO July 1, 2024**
            12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

**ITEM 3.**    **AGGREGATE LIMIT OF LIABILITY:**        $        **7,000,000**

            **EXCESS OF:**                        $        **100,000,000**

**ITEM 4.**    **SINGLE LOSS LIMIT OF LIABILITY:**        $        **7,000,000**

**ITEM 5.**    **UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)**

   **A. PRIMARY BOND**

| Bond Issuer | Bond No. | Bond Period | Single Loss Limit | Aggregate Limit |
|---|---|---|---|---|
| Berkshire Hathaway Specialty Insurance Company | 47-EPF-315882-03 | 07/01/2023-07/01/2024 | $10,000,000 | $10,000,000 |

### B. UNDERLYING BOND

| Bond Issuer | Bond Period | Single Loss Limit | Aggregate Limit |
|---|---|---|---|
| Federal Insurance Company | 07/01/2023-07/01/2024 | $10,000,000 | $10,000,000 |
| National Union Fire Insurance Company of Pittsburgh, Pa. | 07/01/2023-07/01/2024 | $10,000,000 | $20,000,000 |
| ICI Mutual Insurance Company | 07/01/2023-07/01/2024 | $10,000,000 | $30,000,000 |
| Allied World Assurance Company, AG | 07/01/2023-07/01/2024 | $10,000,000 | $40,000,000 |
| QBE Insurance Corporation | 07/01/2023-07/01/2024 | $10,000,000 | $50,000,000 |
| Travelers Casualty and Surety Company of America | 07/01/2023-07/01/2024 | $10,000,000 | $60,000,000 |
| Continental Casualty Company | 07/01/2023-07/01/2024 | $10,000,000 | $70,000,000 |
| Starr Indemnity & Liability Company | 07/01/2023-07/01/2024 | $10,000,000 | $80,000,000 |
| AXIS Insurance Company | 07/01/2023-07/01/2024 | $5,000,000 | $90,000,000 |
| Zurich American Insurance Company | 07/01/2023-07/01/2024 | $5,000,000 | $95,000,000 |

**C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND): $100,000,000**

**ITEM 6.     BOND PREMIUM: $23,450**

**ITEM 7. RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:**

| Rider | Rider Number |
|---|---|
| Absolute Tie-In Limit | EFI 03 21 06 09 |
| Additional Conditions Endorsement | EFI (E) CWM011A-1 0717 |
| U.S. Treasury Department's Office of Foreign Assets Control ("OFAC") Advisory Notice To Policyholders | IL P 001 01 04 |
| Advisory Notice Regarding Trade Or Economic Sanctions | EIL CWN010A-1 1020 |

**THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.**

COUNTERSIGNED ___February 16, 2024___          BY
                          DATE                                    President

# EXCESS FOLLOW-FORM BOND

**THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
PLEASE READ THE ENTIRE POLICY CAREFULLY.**

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

## SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period." It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied. Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

## SECTION II - LIMIT OF LIABILITY

**A.  Aggregate Limit of Liability**

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

**B.  Single Loss Limit of Liability**

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

## SECTION III – DEFINITIONS

A. "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

B. "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

C. "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

D. "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

E. "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

## SECTION IV – CONDITIONS

**A.  Maintenance of Limit of Liability of Underlying Bond**

The "Underlying Bond(s)" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss. Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

**B.  Exhaustion of Limit of Liability of Underlying Bond**

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

**C.  Changes to Underlying Bond**

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

**D.  Bond Cancellation**

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

**E.  Underlying Bond Cancellation**

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

**F.   Notice of Loss**

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company
Warren Corporate Center
100 Everest Way
Warren, NJ 07059

**G. Claim Participation**

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

---

**IN WITNESS**

IN WITNESS WHEREOF, this policy is signed by officer of the Company shown on the declarations page of this policy.

For: Everest Reinsurance Company



_____
**President**



_____
**Secretary**

---

**THIS RIDER CHANGES THE BOND.  PLEASE READ IT CAREFULLY.**

# ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Equity and High Income Funds

Endorsement No.: 1

Policy No.: FL5FD00012-231

Effective date of Endorsement: 07/01/2023

Issuing Company: Everest Reinsurance Company

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

| Insurer | Named Insured | Type of Policy | Policy No. | Policy Period |
|---|---|---|---|---|
| Everest National Insurance Company | Fidelity Equity and High Income Funds | Excess E&O | FL5EX00305-231 | 07/01/2023-07/01/2024 |

All other terms, conditions and exclusions of this Bond remain unchanged.



Authorized Representative

# ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Equity and High Income Funds     Endorsement No.: 2

Policy No.: FL5FD00012-231     Effective date of Endorsement: 07/01/2023

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.



_____
Authorized Representative

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

# ADVISORY NOTICE REGARDING
# TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

 **Please read this Notice carefully.**

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

**Everest National Insurance Company**
**Everest Indemnity Insurance Company**
**Everest Security Insurance Company**
**Everest Reinsurance Company**



| Claim Reporting Guidelines |
| --- |

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

**The preferred method for notifying Everest of a claim would be via e-mail**. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

**By E-mail:**
   Claims E-mail: everestnationalnjclaim@everestre.com

**By Mail:**
   Casualty Claims Department
   Everest National Insurance Company
   Warren Corporate Center
   100 Everest Way
   Warren, NJ 07059

**By Facsimile:**
   Fax Claims:        (866) 283-4856

**Consult Your Policy for Loss Reporting Requirements**

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

*This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.*

# EXCESS FOLLOW-FORM BOND DECLARATIONS
## THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.

### EVEREST REINSURANCE COMPANY
100 Everest Way
Warren, NJ 07059

**BOND NUMBER: FL5FD00135-231**          **RENEWAL OF: FL5FD00135-221**

**PRODUCER NAME: Willis of MA, Inc.**
**Willis Americas Administration, Inc.**

**ADDRESS: Three Copley Place**
**Boston, MA 02116**

IN RETURN FOR THE PAYMENT OF THE PREMIUM, AND SUBJECT TO ALL THE TERMS OF THIS BOND, THE INSURER AGREES TO PROVIDE THIS COVERAGE AS STATED IN THIS BOND.

**ITEM 1.   NAMED INSURED: Fidelity Fixed Income and Asset Allocation Funds**

**ADDRESS: c/o FMR LLC**
**88 Black Falcon Ave., First Floor, East Side, Suite 167**
**Boston, MA 02210**

**ITEM 2:   BOND PERIOD:  FROM July 1, 2023 TO July 1, 2024**
12:01 A.M. LOCAL TIME AT THE ADDRESS OF THE NAMED INSURED SHOWN ABOVE.

**ITEM 3.   AGGREGATE LIMIT OF LIABILITY:          $7,000,000**

**EXCESS OF:                              $100,000,000**

**ITEM 4. SINGLE LOSS LIMIT OF LIABILITY:** $7,000,000

Copyright Everest Reinsurance Company, 2009

**ITEM 5.** UNDERLYING BOND (Includes all bonds listed under Paragraphs A. and B. below)

### A. PRIMARY BOND

| Bond Issuer | Bond No. | Bond Period | Single Loss Limit | Aggregate Limit |
|---|---|---|---|---|
| Berkshire Hathaway Specialty Insurance Company | 47-EPF-315881-03 | 07/01/2023 – 07/01/2024 | $10,000,000 | $10,000,000 |

### B. UNDERLYING BOND

| Bond Issuer | Bond Period | Single Loss Limit | Aggregate Limit |
|---|---|---|---|
| ACE American Insurance Company | 07/01/2023 – 07/01/2024 | $10,000,000 | $10,000,000 |
| National Union Fire Insurance Company | 07/01/2023 – 07/01/2024 | $10,000,000 | $20,000,000 |
| ICI Mutual Insurance Company | 07/01/2023 – 07/01/2024 | $15,000,000 | $30,000,000 |
| Allied World Insurance Company, Ltd. | 07/01/2023 – 07/01/2024 | $15,000,000 | $40,000,000 |
| QBE | 07/01/2023 – 07/01/2024 | $10,000,000 | $50,000,000 |
| Travelers Casualty and Surety Company of America | 07/01/2023 – 07/01/2024 | $10,000,000 | $60,000,000 |
| Continental Casualty Company | 07/01/2023 – 07/01/2024 | $10,000,000 | $70,000,000 |
| Starr Indemnity & Liability Company | 07/01/2023 – 07/01/2024 | $10,000,000 | $80,000,000 |
| Axis Insurance Company | 07/01/2023 – 07/01/2024 | $5,000,000 | $90,000,000 |
| Zurich | 07/01/2023 – 07/01/2024 | $5,000,000 | $95,000,000 |

**C. TOTAL LIMITS OF ALL UNDERLYING BOND(S) (INCLUDING PRIMARY BOND):   $100,000,000**

**ITEM 6.   BOND PREMIUM: $23,450**

**ITEM 7.   RIDERS APPLICABLE TO THIS BOND ON THE ORIGINAL DATE OF ISSUE:**

| Rider | Rider Number |
|---|---|
| Absolute Tie-In Limit | EFI 03 21 06 09 |
| Additional Conditions Endorsement | EFI (E) CWM011A-1 0717 |
| OFAC | IL P 001 01 04 |
| Advisory Notice Regarding Trade Or Economic Sanctions | EIL CWN010A-1 1020 |

**THESE DECLARATIONS, TOGETHER WITH THE EXCESS FOLLOW-FORM DECLARATIONS PAGE AND ANY ENDORSEMENT(S) AND THE APPLICATION, CONSTITUTE THE ABOVE NUMBERED BOND.**



COUNTERSIGNED    August 15, 2023    BY _____

DATE                              Authorized Representative

# EXCESS FOLLOW-FORM BOND

## THE POLICY'S LIMIT OF LIABILITY WILL BE REDUCED BY CLAIM EXPENSES.
## PLEASE READ THE ENTIRE POLICY CAREFULLY.

Various provisions in this bond restrict coverage. Read the entire bond carefully to determine rights, duties and what is and is not covered.

Throughout this bond the words "you" and "your" refer to the "Insureds". The words "we", "us" and "our" refer to the Insurer providing this bond.

It is represented by the "Insureds" and it is agreed by and among the "Insureds" and us that the particulars and statements contained in the information furnished to us or to the issuers of any "Underlying Bond" in connection with underwriting this bond or any "Underlying Bond", including statements made in the application and its attachments submitted herewith, are true and are the basis of this bond and are considered as incorporated into and constituting a part of this bond.

In consideration of the payment of premium and subject to all terms, definitions, conditions, exclusions, and limitations of this bond (including any endorsements hereto), the "Insurer" and the "Insureds" agree as follows:

## SECTION I – INSURING AGREEMENT

We will provide the "Insured" with coverage in excess of the "Underlying Bond" for loss covered during the "Bond Period."  It is expressly agreed that liability for any covered loss shall attach to us only after the issuers of the "Underlying Bond" have paid the full amounts of the applicable limits of insurance of the "Underlying Bond", and any applicable retention under the "Primary Bond" has been satisfied.  Except as otherwise provided in this bond, coverage under this bond shall apply in conformity with and subject to the warranties, limitations, conditions, provisions, and other terms of the "Primary Bond".

## SECTION II - LIMIT OF LIABILITY

**A.    Aggregate Limit of Liability**

The amount stated in **Item 3.** of the Declarations is our maximum Aggregate Limit of Liability under this bond for all covered loss, including all covered costs and expenses . The Aggregate Limit of Liability shall be reduced by the amount of any payment made by us under the terms of this bond.

**B.    Single Loss Limit of Liability**

Subject to the Aggregate Limit of Liability under Paragraph **A**. of this Section, our liability under this bond for each single loss shall not exceed the Single Loss Limit of Liability shown under **Item 4**. of the Declarations.

## SECTION III – DEFINITIONS

**A.** "Bond Period" means the period of time identified under **Item 2.** of the Declarations.

**B.** "Insured" means the "Named Insured" and other entities and persons insured under the "Primary Bond".

**C.** "Named Insured" means the entity or person designated under **Item 1.** of the Declarations.

**D.** "Primary Bond" means the bond designated under **Item 5.A**. of the Declarations.

**E.** "Underlying Bond" means all those bonds scheduled under **Item 5.A.** and **Item 5.B**. of the Declarations.

## SECTION IV – CONDITIONS

**A.    Maintenance of Limit of Liability of Underlying Bond**

The "Underlying Bond" shall be maintained during the "Bond Period" in full force and effect, except for any reduction of the limits of liability of the "Underlying Bond" due to payment of loss.  Failure to comply with this requirement will not invalidate this bond, but we will only be liable to the same extent that we would have been had you fully complied with this requirement.

**B.** **Exhaustion of Limit of Liability of Underlying Bond**

This bond shall drop down only in the event of reduction or exhaustion of the limit(s) of liability of the "Underlying Bond" by reason of payment of covered loss under the "Underlying Bond", and shall not drop down for any other reason including, but not limited to, uncollectibility (in whole or in part) of any "Underlying Bond". The risk of uncollectibility of the "Underlying Bond" (in whole or in part) whether because of financial impairment or insolvency of an underlying insurer or for any other reason, is expressly retained by the "Insureds" and is not in any way or under any circumstances insured or assumed by us.

Upon the exhaustion of all the limit(s) of liability of such "Underlying Bond" solely as a result of payment of loss thereunder, the remaining limits available under this bond shall, subject to the other terms, conditions and limitations of this bond, continue for subsequent losses as a primary bond and any single loss deductible amount specified in the Primary Bond shall be imposed under this bond as to each single loss; otherwise no single loss deductible amount shall be imposed under this bond.

**C.** **Changes to Underlying Bond**

You must promptly notify us of any changes to the "Underlying Bond" which are made after its inception date. Any changes made to the "Underlying Bond" after its inception shall not affect the terms and conditions of this bond, which shall continue to apply as though no change had been made to the "Underlying Bond".

**D.** **Bond Cancellation**

1. You may cancel this bond. You must mail or deliver advance written notice to us stating when the cancellation is to take effect.

2. We may cancel this bond. If we cancel because of non-payment of premium, we must mail or deliver to you not less than ten (10) days advance written notice stating when cancellation is to take effect. If we cancel for any other reason, we must mail or deliver to you not less than ninety (90) days advance written notice, stating when the cancellation is to take effect. Mailing that notice to you at your mailing address shown in the Declarations will be sufficient to prove notice.

3. The bond period will end on the day and hour stated in the cancellation notice.

4. If we cancel, earned premium will be calculated pro rata based on the time this bond was in force.

5. If you cancel, earned premium will be calculated based on short rate tables.

6. The first "Named Insured" in **Item 1.** of the Declarations shall act on behalf of all other "Insureds" with respect to the giving and receiving of notice of cancellation and the receipt of any refund that may become payable under this bond.

7. Any of the provisions that conflict with a law that controls the cancellation of this bond is changed by this statement to comply with that law.

**E.** **Underlying Bond Cancellation**

This bond is canceled immediately upon the termination of any "Underlying Bond" scheduled in **Item 5.A.** and **Item 5.B**. of the Declarations, whether by you or the applicable issuers of any "Underlying Bond". You must promptly notify us of the cancellation of the "Underlying Bond". Such notice must be made when you send a notice of cancellation of the "Underlying Bond" to, or when you receive such notice from, the issuer of the "Underlying Bond".

**F.** **Notice of Loss**

As a condition precedent to coverage under this bond, you shall provide us with written notice of a loss under this bond or any "Underlying Bond" in the same manner required by the terms and conditions of the "Primary Bond".

You shall provide written notice as soon as practicable to the following address:

Everest Reinsurance Company

100 Everest Way

Warren, NJ 07059

**G.** **Claim Participation**

We shall have the right, but not the duty, and shall be given the opportunity to effectively associate with the "Insureds" in the investigation, settlement or defense of any claim or loss, even if the "Underlying Bond" has not been exhausted. The "Insureds" shall fully cooperate with us in connection with the investigation of any covered loss and the assertion of any claim for recovery of such loss, and shall provide to us all information and assistance reasonably requested by us.

We shall maintain full and complete claims control as respects coverage under this bond for any loss, and no action by any other bond issuer shall bind us under this bond.

This policy is signed by officers of the Company shown on the Declarations page of this policy.

For:     Everest Reinsurance Company



President



Secretary

**THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.**

# ABSOLUTE TIE-IN LIMIT

Named Insured: Fidelity Fixed Income and Asset
                   Allocation Funds

Endorsement No.: 1

Policy No.: FL5FD00135-231

Effective date of Endorsement: 07/01/2023

Issuing Company: Everest Reinsurance Company

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

This rider modifies the following:

EXCESS FOLLOW FORM BOND

In consideration of the premium charged, the following is added to **SECTION II – LIMIT OF LIABILITY**:

The maximum aggregate liability of the issuer of this Bond and any of its affiliates under this Bond and the insurance policy(ies) listed below ("Other Policy"), combined, shall be $10,000,000. This Rider further limits and does not increase our maximum liability under this Bond or the Other Policy.

The respective Limits of Liability in Items 3 and 4 of the Declarations for this Bond shall be reduced by any and all amounts paid under any Other Policy.

Other Policy

| Insurer | Named Insured | Type of Policy | Policy No. | Policy Period |
|---|---|---|---|---|
| Everest National Insurance Company | Fidelity Fixed Income and Asset Allocation Funds | Excess E&O | FL5EX00719-231 | 7/01/2023-7/01/2024 |

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

# ADDITIONAL CONDITIONS ENDORSEMENT

Named Insured: Fidelity Fixed Income and Asset
                Allocation Funds

Endorsement No.:   2

Policy No.: FL5FD00135-231

Effective date of Endorsement: 07/01/2023

Issuing Company: Everest Reinsurance Company

In consideration of the premium charged, it is hereby understood and agreed that, notwithstanding any other policy term to the contrary, in the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to clarify, expand, or broaden coverage, the Insured shall notify the Insurer of such amendment as soon as practicable. This policy shall follow the terms and conditions of such modification subject to the Insurer's written consent (not to be unreasonably withheld), and the payment of any additional premiums which may be required. The failure of the Insureds to notify the Insurer of such modifications shall not invalidate coverage under this policy; provided, however, that the Insurer shall not be liable to a greater extent than it would have been has no such modification been made. In the event the terms and conditions of the Followed Policy and/or any Underlying Policy are modified during the Policy Period so as to limit or restrict coverage, no notification to the Insurer shall be required, and this Policy shall automatically follow such modification.

ALL OTHER TERMS AND CONDITIONS REMAIN UNCHANGED.

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site – http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

# ADVISORY NOTICE REGARDING
# TRADE OR ECONOMIC SANCTIONS

No coverage is provided by this Notice nor can it be construed to replace any provisions of the policy. Please read the policy and review the Declarations page, if applicable, for complete information on the coverages provided.

This Notice provides information concerning possible impact on insurance coverage due to any applicable trade or economic sanctions law or regulation, including but not limited to, trade or economic sanctions laws or regulations of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control.

**Please read this Notice carefully.**

If it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated any applicable trade or economic sanctions laws or regulations, including but not limited to those of the United Nations, European Union, Switzerland, United Kingdom, Canada or the United States Treasury Department's Office of Foreign Assets Control, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to restrictions. When an insurance policy is considered to be such a blocked or frozen contract, no payments or premium refunds may be made without authorization from the applicable regulator. Other limitations on the premiums and payments also apply.

**Everest National Insurance Company**
**Everest Indemnity Insurance Company**
**Everest Security Insurance Company**
**Everest Reinsurance Company**



| Claim Reporting Guidelines |
|---|

The Everest Claim Department is dedicated to providing prompt, thorough and professional claims service. Timely submission of Loss Notices complies with the terms and conditions of your policy and assists us in providing quality service to our policyholders.

**The preferred method for notifying Everest of a claim would be via e-mail**. However, Loss Notices may be submitted via mail, facsimile or e-mail. If immediate attention is needed, e-mail notification is strongly recommended.

**By E-mail:**
    **Claims E-mail:** everestnationalnjclaim@everestre.com

**By Mail:**
    **Casualty Claims Department**
    **Everest National Insurance Company**
    **Warren Corporate Center**
    **100 Everest Way**
    **Warren, NJ 07059**

**By Facsimile:**
    **Fax Claims:**        **(866) 283-4856**

**Consult Your Policy for Loss Reporting Requirements**

Your policy identifies the information to be submitted with a First Notice of Loss. Additionally, the following information/documentation will always be helpful and often necessary in assisting us with our evaluation:

- Citing Everest's policy, or claim number, in all correspondence
- Providing a copy of any lawsuit, demand for arbitration or mediation, a governmental agency notice, claim letter or any similar notice
- Sending a copy of any internal reports related to the claim
- Copies of status reports prepared by your defense counsel and/or your claim handler

Everest will acknowledge each First Notice of Loss, initiate contact with you, and will request any additional information that may be needed. Everest will identify the claim professional responsible for handling your reported loss and forward their specific contact information to you. If you become aware of any subsequent information that may impact your claim, you should immediately send it to your assigned claim professional.

If you have questions or would like to discuss a specific loss with one of our claim professionals, please feel free to contact us. Thank you.

*This guideline is merely for illustrative purposes and does not purport to address every situation or circumstance that may arise. Notwithstanding any statements made herein, nothing contained in this guideline is intended to replace, modify or waive any terms, conditions or warranties contained in the policy. Everest expressly reserves and does not waive any of its rights and protections afforded under the policy.*

# U.S. SPECIALTY INSURANCE COMPANY

**THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.**

## DECLARATIONS

## EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-23-A56849 RENEWAL OF: 24-MGU-22-A54574

ITEM 1. **INSURED:** Fidelity Equity and High Income Funds
c/o FMR LLC 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2023
(b) Expiration Date: 7/1/2024
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $24,941.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

| Street Address: | Facsimile Number: | E-mail Address: |
|---|---|---|
| Tokio Marine HCC – D&O Group<br>8 Forest Park Drive<br>Farmington, CT 06032<br>Attn: Claims Manager | (860) 676-1737 | usclaims@tmhcc.com |

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

| Secretary | President | Authorized Representative |
|---|---|---|

Date: September 29, 2023 USSIC 993 (04/2002)

**U.S. SPECIALTY INSURANCE COMPANY**

ENDORSEMENT NUMBER:  1

**MASSACHUSETTS AMENDATORY ENDORSEMENT**

This Endorsement, effective at 12:01 a.m. on 7/1/2023, forms part of Policy No. 24-MGU-23-A56849, issued to Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1)    The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

    In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2)    The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

    IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

    Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT NUMBER:  2

**TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)**

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.


In consideration of the premium charged, it is agreed that:

(1)     For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-23-A56850 issued by the Insurer (or an affiliate of the Insurer).

(2)     Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000.  Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3)     Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:


By:_____
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

## SCHEDULE OF UNDERLYING INSURANCE

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of
Underlying Insurance on the Declarations page is amended to read as follows:

| | **Insurer** | **Policy Number** | **Limits** |
|---|---|---|---|
| **Primary** | Berkshire Hathaway Specialty Insurance Company | 47-EPF-315882-03 | $10,000,000 |
| **1st Excess** | Federal Insurance Company | 82484869 | $10,000,000 |
| **2nd Excess** | National Union Fire Insurance Company of Pittsburgh, Pa. | 01-233-98-96 | $10,000,000 |
| **3rd Excess** | ICI Mutual Insurance Company | 87153323B | $10,000,000 |
| **4th Excess** | Allied World Assurance Company, AG | C014840/013 | $10,000,000 |
| **5th Excess** | QBE Insurance Corporation | 130005116 | $10,000,000 |
| **6th Excess** | Travelers Casualty and Surety Company of America | 106547262 | $10,000,000 |
| **7th Excess** | Continental Casualty Company | 287042220 | $10,000,000 |
| **8th Excess** | Starr Indemnity & Liability Company | 1000059071231 | $10,000,000 |
| **9th Excess** | AXIS Insurance Company | P-001-000158021-04 | $5,000,000 |
| **10th Excess** | Zurich American Insurance Company | FIB 0456717-00 | $5,000,000 |

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

| | **Insurer** | **Policy Limits** | **Policy Number** |
|---|---|---|---|
| Participant | Everest Reinsurance Company | $ 7,000,000 | FL5FD00012-231 |
| Participant | XL Specialty Insurance Company | $ 5,000,000 | ELU190729-23 |
| Participant | National Casualty Company | $10,000,000 | XJO2308785 |
| Participant | Lloyd's of London | $ 5,000,000 | 13016P23 |
| Participant | Twin City Fire Insurance Company | $10,000,000 | 08 FI 0252161-23 |
| Participant | Ironshore Indemnity Inc. | $ 5,000,000 | FI4NAB095D004 |

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited
to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

Effective date of this endorsement:

By: _____
Attorney-in-Fact

994-917                                   Page 1 of 1
Ed. 04/00

ENDORSEMENT NUMBER:  4

**AMEND SETTLEMENT PROVISION**

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.


In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V.      SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:


By:    _____
                Attorney-in-Fact

ENDORSEMENT NUMBER:  5

**AMEND INSURING AGREEMENT**

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

    I.        INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations.  Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

    Effective date of this endorsement:

        By:_____
                      Attorney-in-Fact

ENDORSEMENT NUMBER:  6

**DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE)**
**AND AMEND SECTION IX (POLICY TERMINATION)**

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)     Section II.B of the Policy is deleted in its entirety.  However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**.  Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2)     The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

        The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3)     The following paragraph is added to Section IX:

        This Policy is non-cancelable by the Insurer except for non-payment of premium.  The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

        Effective date of this endorsement:

                        By:_____
                                Attorney-in-Fact

994-9036                        Page 1 of 1
Ed. 01/09

ENDORSEMENT NUMBER:  7

## TREATMENT OF PAYMENTS AS
## REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by  U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)      For purposes of this endorsement:

      (a)      **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

      (b)      **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2)      Notwithstanding anything in the Policy to the contrary:

      (a)      If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

      (b)      If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

            (i)      promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

            (ii)      advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3)      In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have

been if such issuer had paid its policy's full limit of liability.  Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:

By:_____
Attorney-in-Fact

ENDORSEMENT NUMBER:  8

**POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE**

To be attached to and made a part of Policy No. 24-MGU-23-A56849, issued to
Fidelity Equity and High Income Funds by U.S. Specialty Insurance Company.


Your Policy contains coverage for certain losses caused by terrorism.  We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA").  TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW.  UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.  The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year.  If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:


By:_____
　　　　　　　　Attorney-in-Fact

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

# U.S. SPECIALTY INSURANCE COMPANY

# Excess Indemnity Policy



TOKIO MARINE
HCC

**D&O Group**
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900  facsimile 860 676 1737

# U.S. SPECIALTY INSURANCE COMPANY

**EXCESS INDEMNITY POLICY**

**This is a claims made policy. Please read it carefully.**

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I.    INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations. Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II.    PRIMARY AND UNDERLYING INSURANCE

A.    Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder. Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B.    Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer. Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C.    Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III.    DEFINITIONS

A.    **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B.    **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C.    **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

**U.S. SPECIALTY INSURANCE COMPANY**

       D.         **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV.      LIMITS OF LIABILITY

       A.         The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

       B.         In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

       C.         In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V.      SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI.      CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII.      SUBROGATION AND RECOVERIES

       A.         In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

       B.         Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII.      NOTICES

       A.         If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

       B.         The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

**U.S. SPECIALTY INSURANCE COMPANY**

        1.        the cancellation of any **Underlying Insurance**, or

        2.        any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX.      POLICY TERMINATION

    A.     This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

    B.     The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X.       CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI.      AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII.     NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary                   President

# U.S. SPECIALTY INSURANCE COMPANY

**THIS IS A CLAIMS MADE EXCESS POLICY WHICH APPLIES ONLY TO CLAIMS FIRST MADE AGAINST THE INSUREDS DURING THE POLICY PERIOD. THE LIMITS OF LIABILITY AVAILABLE TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED, AND MAY BE EXHAUSTED, BY THE PAYMENT OF DEFENSE EXPENSES.**

## DECLARATIONS

## EXCESS INDEMNITY POLICY

POLICY NUMBER: 24-MGU-23-A56851 RENEWAL OF: 24-MGU-22-A54576

ITEM 1. **INSURED:** Fidelity Fixed Income and Asset Allocation Funds
c/o FMR LLC 88 Black Falcon
First Floor, East Side, Suite 167, Mailzone V7E
Boston, MA 02210

ITEM 2. **POLICY PERIOD**:
(a) Inception Date: 7/1/2023
(b) Expiration Date: 7/1/2024
at 12:01 a.m. at the Principal Address stated in ITEM 1.

ITEM 3. **LIMIT OF LIABILITY (INCLUSIVE OF DEFENSE EXPENSES)**:
$8,000,000 Limit of Liability part of $50,000,000 excess of $100,000,000 Underlying Limits

ITEM 4. **SCHEDULE OF UNDERLYING INSURANCE:**
See Attached Schedule of Underlying Insurance.

ITEM 5. **PREMIUM**: $24,941.00

ITEM 6. **NOTICES REQUIRED TO BE GIVEN TO INSURER MUST BE ADDRESSED TO**:

| Street Address: | Facsimile Number: | E-mail Address: |
|---|---|---|
| Tokio Marine HCC – D&O Group<br>8 Forest Park Drive<br>Farmington, CT 06032<br>Attn: Claims Manager | (860) 676-1737 | usclaims@tmhcc.com |

ITEM 7. **ENDORSEMENTS ATTACHED AT ISSUANCE**
3116E-MA 994-911 994-917 994-980 994-9022 994-9036 994-9094 80016

IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President, a Secretary and a duly authorized representative of the Insurer.

Secretary President Authorized Representative

Date: September 29, 2023

# U.S. SPECIALTY INSURANCE COMPANY

ENDORSEMENT NUMBER: 1

## MASSACHUSETTS AMENDATORY ENDORSEMENT

This Endorsement, effective at 12:01 a.m. on 7/1/2023, forms part of Policy No. 24-MGU-23-A56851, issued to Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company:

In consideration of the premium charged, it is agreed that:

(1)     The paragraph at the end of the Policy (beginning "In witness whereof") is amended to read in its entirety as follows:

>        In witness whereof the Insurer has caused this Policy to be executed by its authorized officers.

(2)     The sentence at the end of the Declarations Page (beginning "IN WITNESS WHEREOF") is amended to read in its entirety as follows:

>        IN WITNESS WHEREOF, the Insurer has caused this Policy to be signed on the Declarations Page by its President and a Secretary.

        Accordingly, the countersignature line for an Authorized Representative is deleted in its entirety from the Declarations Page.

All other terms, conditions and limitations of this Policy shall remain unchanged.

_____
Authorized Representative

ENDORSEMENT NUMBER:  2

**TIE-IN OF LIMITS ENDORSEMENT (AGGREGATE)**

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)     For purposes of this endorsement, the term "Other Policy" means Policy Number 24-MGU-23-A56853 issued by the Insurer (or an affiliate of the Insurer).

(2)     Notwithstanding anything to the contrary in this Policy or the Other Policy, the Insurer's combined maximum aggregate limit of liability under this Policy and the Other Policy shall be $8,000,000 part of $50,000,000.  Accordingly, the Insurer's limit of liability under this Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under the Other Policy, and the Insurer's limit of liability under the Other Policy shall be reduced, and may be exhausted, by actual payments made by the Insurer under this Policy.

(3)     Nothing in this endorsement is intended, nor shall it be construed, to increase the limit of liability under this Policy (which shall remain the amount set forth in ITEM 3 of the Declarations) or the limit of liability under the Other Policy.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
Attorney-in-Fact

ENDORSEMENT NUMBER: 3

**SCHEDULE OF UNDERLYING INSURANCE**

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged it is hereby agreed and understood that the Schedule of
Underlying Insurance on the Declarations page is amended to read as follows:

| | **Insurer** | **Policy Number** | **Limits** |
|---|---|---|---|
| **Primary** | Berkshire Hathaway Specialty Insurance Company | 47-EPF-315882-03 | $10,000,000 |
| **1st Excess** | Federal Insurance Company | 82484869 | $10,000,000 |
| **2nd Excess** | National Union Fire Insurance Company of Pittsburgh, Pa. | 01-233-98-96 | $10,000,000 |
| **3rd Excess** | ICI Mutual Insurance Company | 87153323B | $10,000,000 |
| **4th Excess** | Allied World Assurance Company, AG | C014840/013 | $10,000,000 |
| **5th Excess** | QBE Insurance Corporation | 130005116 | $10,000,000 |
| **6th Excess** | Travelers Casualty and Surety Company of America | 106547262 | $10,000,000 |
| **7th Excess** | Continental Casualty Company | 287042220 | $10,000,000 |
| **8th Excess** | Starr Indemnity & Liability Company | 1000059071231 | $10,000,000 |
| **9th Excess** | AXIS Insurance Company | P-001-000158021-04 | $ 5,000,000 |
| **10th Excess** | Zurich American Insurance Company | FIB 0456717-00 | $ 5,000,000 |

Schedule of Quota Share Participants
Aggregate Limit for all quota share participants: $50,000,000

| | **Insurer** | **Policy Limits** | **Policy Number** |
|---|---|---|---|
| Participant | Everest  Reinsurance Company | $ 7,000,000 | FL5FD00012-231 |
| Participant | XL Specialty Insurance Company | $ 5,000,000 | ELU190725-23 |
| Participant | National Casualty Company | $10,000,000 | XJO2308786 |
| Participant | Lloyd's of London | $ 5,000,000 | 13012P23 |
| Participant | Twin City Fire Insurance Company | $10,000,000 | 08 FI 0252157-23 |
| Participant | Ironshore Indemnity Inc. | $ 5,000,000 | FI4NAB095H004 |

All other terms, conditions and limitations of this Policy will remain unchanged, including but not limited
to the maximum aggregate **Limit of Liability** set forth in ITEM 3. of the Declarations.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective
with the Policy.

Effective date of this endorsement:

By: _____
        Attorney-in-Fact

994-917                                    Page 1 of 1
Ed. 04/00

ENDORSEMENT NUMBER:  4

**AMEND SETTLEMENT PROVISION**

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.


In consideration of the premium charged, it is agreed that Section V. is amended to read in its entirety as follows:

V.       SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent, which will not be unreasonably withheld.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:


By:  _____
                    Attorney-in-Fact

ENDORSEMENT NUMBER:  5

**AMEND INSURING AGREEMENT**

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that Section I of this Policy is deleted and replaced with the following:

    I.       INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations.  Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the **Primary Policy**, subject to any more restrictive provisions of the other **Underlying Insurance**, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:

By:_____
                   Attorney-in-Fact

ENDORSEMENT NUMBER:  6

## DELETE SECTION II.B (CANCELLATION OF UNDERLYING INSURANCE) AND AMEND SECTION IX (POLICY TERMINATION)

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)      Section II.B of the Policy is deleted in its entirety.  However, nothing in this endorsement is intended, nor shall it be construed, to relieve the **Insured** of its obligation under Section VIII.B to give the Insurer written notice as soon as practicable of any cancellation of **Underlying Insurance**.  Moreover, in the event a policy of **Underlying Insurance** is cancelled, the Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been had the policy of **Underlying Insurance** not been cancelled.

(2)      The second sentence of Section II.A (Maintenance of Underlying Insurance) is deleted and replaced with the following:

   The Insurer shall not be liable under this Policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

(3)      The following paragraph is added to Section IX:

   This Policy is non-cancelable by the Insurer except for non-payment of premium.  The Insurer may cancel this Policy for non-payment of premium by sending not less than 10 days notice of such cancellation to the entity named in ITEM 1 of the Declarations at such entity's last known address.

All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

   Effective date of this endorsement:

                    By:_____
                              Attorney-in-Fact

ENDORSEMENT NUMBER:  7

## TREATMENT OF PAYMENTS AS
## REDUCING OR EXHAUSTING UNDERLYING LIMIT

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by  U.S. Specialty Insurance Company.

In consideration of the premium charged, it is agreed that:

(1)     For purposes of this endorsement:

      (a)     **A-Side Carrier** means the issuer of any excess "Side A"/"Difference in Conditions" policy written specifically excess of this Policy.

      (b)     **Loss** shall have the meaning ascribed to such term in the **Primary Policy**.

(2)     Notwithstanding anything in the Policy to the contrary:

      (a)     If an issuer of a policy of **Underlying Insurance** becomes financially insolvent or bankrupt and, solely as a result of such financial insolvency or bankruptcy, fails to pay **Loss** under such policy of **Underlying Insurance**, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**.

      (b)     If an issuer of a policy of **Underlying Insurance** fails to pay **Loss** under such policy of **Underlying Insurance** for any reason other than such issuer's financial insolvency or bankruptcy, and if the **Insureds**, an **A-Side Carrier** or any other entity actually makes payment for part or all of such **Loss**, then the Insurer will treat such payment as if it had been made by such issuer for purposes of determining reduction or exhaustion (as the case may be) of the limit of liability of such policy of **Underlying Insurance**, but only if the **Insureds**:

          (i)     promptly notify the Insurer that the **Insureds**, an **A-Side Carrier** or any other entity intends to make such payment; and

          (ii)     advise the Insurer of the total amount of **Loss** that such issuer has paid or has agreed to pay (if any) under such policy of **Underlying Insurance**.

(3)     In no event shall any failure to pay on the part of an issuer of **Underlying Insurance** cause the Insurer to be liable under this Policy earlier or to any greater extent than the Insurer would have

been if such issuer had paid its policy's full limit of liability.  Except as expressly provided in paragraph (2) above, nothing in this endorsement shall be deemed to waive any term, condition or limitation of this Policy or any policy of **Underlying Insurance**.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective Date of this endorsement:


By:_____
                    Attorney-in-Fact

ENDORSEMENT NUMBER:  8

**POLICYHOLDER DISCLOSURE – TERRORISM PREMIUM NOTICE**

To be attached to and made a part of Policy No. 24-MGU-23-A56851, issued to
Fidelity Fixed Income and Asset Allocation Funds by U.S. Specialty Insurance Company.


Your Policy contains coverage for certain losses caused by terrorism.  We are required to notify you of the portion of the premium, if any, attributable to the coverage for terrorist acts certified under the Terrorism Risk Insurance Act, as amended in 2019 (hereinafter "TRIA").  TRIA also requires us to provide disclosure of federal participation in payment of terrorism losses resulting from an "act of terrorism" as defined by Section 102(1) of TRIA.

Section 102(1) of TRIA defines the term "act of terrorism" as any act that is certified by the Secretary of the Treasury of the United States – in concurrence with the Secretary of Homeland Security and the Attorney General of the United States – to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of an air carrier or vessel or the premises of a United States mission; and to have been committed by an individual or individuals acting on behalf of any foreign person or foreign interest, as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

Please be advised that the actual coverage provided by your Policy for acts of terrorism, as is true for all coverages, is limited by the terms, conditions, exclusions, limits and other provisions of your Policy, any endorsements to the Policy and generally applicable rules of law.

YOU SHOULD KNOW THAT, WHERE COVERAGE IS PROVIDED BY THIS POLICY FOR LOSSES RESULTING FROM CERTIFIED ACTS OF TERRORISM, SUCH LOSSES MAY BE PARTIALLY REIMBURSED BY THE UNITED STATES GOVERNMENT UNDER A FORMULA ESTABLISHED BY FEDERAL LAW.  UNDER THIS FORMULA, THE UNITED STATES GOVERNMENT generally reimburses 80% beginning on January 1, 2020 of covered terrorism losses exceeding the statutorily established deductible paid by the insurance company providing the coverage.  The Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits U.S. Government reimbursement as well as insurers' liability for losses resulting from certified acts of terrorism when the amount of such losses exceeds $100 billion in any one calendar year.  If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

The amount of your premium that is attributable to coverage for terrorist acts certified under TRIA is $0.


All other terms, conditions and limitations of this Policy will remain unchanged.

Complete the following only when this endorsement is not prepared with the Policy or is not to be effective with the Policy.

Effective date of this endorsement:


By:_____
Attorney-in-Fact

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by OFAC. **Please read this Notice carefully.**

The Office of Foreign Assets Control (OFAC) administers and enforces sanctions policy, based on Presidential declarations of "national emergency". OFAC has identified and listed numerous:

- Foreign agents;
- Front organizations;
- Terrorists;
- Terrorist organizations; and
- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons". This list can be located on the United States Treasury's web site - http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

# U.S. SPECIALTY INSURANCE COMPANY

# Excess Indemnity Policy


TOKIO MARINE
HCC

**D&O Group**
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900   facsimile 860 676 1737

# U.S. SPECIALTY INSURANCE COMPANY

### EXCESS INDEMNITY POLICY

### This is a claims made policy.  Please read it carefully.

In consideration of the payment of the premium, and in reliance upon all statements made and information furnished to the Insurer and to the issuers of the **Underlying Insurance** and subject to the Declarations and the limitations, conditions, provisions, any endorsements to and all other terms of this Policy, the Insurer and the **Insureds** agree as follows:

I.      INSURING AGREEMENT

The Insurer shall provide the **Insureds** with insurance excess of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations.  Except as specifically set forth in the terms, conditions or endorsements of this Policy, coverage hereunder shall apply in conformance with the terms, conditions, limitations and endorsements of the policy immediately underlying this Policy, except that coverage hereunder shall attach only after all **Underlying Insurance** has been exhausted by actual payment of claims or losses thereunder.

II.     PRIMARY AND UNDERLYING INSURANCE

A.      Maintenance of **Underlying Insurance**

All of the **Underlying Insurance** scheduled in ITEM 4 of the Declarations shall be maintained during the **Policy Period** in full effect except for any reduction of the limits of liability available under the **Underlying Insurance** solely by reason of actual payment of claims or losses thereunder.  Subject at all times to Section II.B of this Policy, the Insurer shall not be liable under this policy earlier or to any greater extent than it would have been if the **Insureds** had complied with this condition.

B.      Cancellation of **Underlying Insurance**

This Policy shall terminate immediately upon the cancellation of any one or more of the policies scheduled in ITEM 4 of the Declarations, whether cancelled by the **Insureds** or the applicable insurer.  Notice of cancellation or non-renewal of any such policies duly given by any of the applicable insurers shall serve as notice of the cancellation or non-renewal of this Policy by the Insurer.

C.      Amendment of **Underlying Insurance**

No amendment to any **Underlying Insurance** during the **Policy Period** shall be effective in extending the coverage or limits of liability afforded by this Policy unless the Insurer so agrees in writing.

III.    DEFINITIONS

A.      **Insured** means any person or organization insured under the policy immediately underlying this Policy.

B.      **Policy Period** means the period from the inception date to the expiration date set forth in ITEM 2 of the Declarations, or to any earlier cancellation date.

C.      **Primary Policy** means the policy scheduled as such in ITEM 4 of the Declarations.

**U.S. SPECIALTY INSURANCE COMPANY**

        D.        **Underlying Insurance** means all policies scheduled in ITEM 4 of the Declarations and any policies replacing them.

IV.      LIMITS OF LIABILITY

        A.        The amount or amounts stated in ITEM 3 of the Declarations are the limits of the Insurer's liability and shall be the maximum amount(s) payable by the Insurer under this Policy. The limits of liability available under this Policy to pay damages or settlements shall be reduced, and may be exhausted, by the payment of defense expenses.

        B.        In the event of the reduction of the limits of liability of the **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder by the applicable insurers, this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue to apply to claims or losses as excess insurance over the amount of insurance remaining under such **Underlying Insurance**.

        C.        In the event of the exhaustion of all of the limits of liability of such **Underlying Insurance** solely as the result of actual payment of claims or losses thereunder, the remaining limits available under this Policy shall, subject to the Insurer's limits of liability and to the other terms, conditions and endorsements of this Policy, continue for subsequent claims or losses as primary insurance. Under such circumstances, any retention or deductible specified in the **Primary Policy** shall also apply to this Policy.

V.      SETTLEMENT

The **Insureds** shall not admit liability for or settle any claim for any amount that would involve the coverage afforded by this Policy without the Insurer's prior written consent.

VI.      CLAIM PARTICIPATION

The Insurer may, at its sole discretion, elect to participate in the investigation, settlement and/or defense of any claim against the **Insureds** even if the **Underlying Insurance** has not been exhausted.

VII.     SUBROGATION AND RECOVERIES

        A.        In the event of any payment under this Policy, the Insurer shall be subrogated to all the **Insureds'** rights of recovery against any person or organization, and the **Insureds** shall execute and deliver all instruments and papers and do whatever else is necessary to secure such rights.

        B.        Any amount recovered after payment under this Policy shall be apportioned in the inverse order of payment to the extent of actual payment. The expenses of all such recovery proceedings shall be apportioned in the same ratio as the recoveries.

VIII.    NOTICES

        A.        If the **Insureds** give any notice of any matter under the **Underlying Insurance**, the **Insureds** must also give the Insurer written notice of such matter in the same manner as required by the terms and conditions of the **Primary Policy**, except that such written notice must be sent to the Insurer at the address set forth in ITEM 6 of the Declarations.

        B.        The **Insureds** shall give the Insurer notice in writing as soon as practicable of:

**U.S. SPECIALTY INSURANCE COMPANY**

       1.       the cancellation of any **Underlying Insurance**, or

       2.       any additional or return premiums charged or allowed in connection with any **Underlying Insurance**.

IX.     POLICY TERMINATION

A.     This Policy may be canceled by the **Insureds** at any time either by surrender of this Policy or by written notice stating when thereafter such cancellation is to be effective. The mailing of such notice as aforesaid shall be sufficient proof of notice and this policy shall terminate at the date and hour specified in such notice.

B.     The Insurer shall refund the unearned premium computed at the customary short rate if the Policy is canceled by the **Insureds**.

X.     CONFORMITY TO STATUTE

Any terms of this Policy which are in conflict with the terms of any applicable laws construing this Policy are hereby amended to conform to such laws.

XI.     AUTHORIZATION AND NOTICES

The person or entity named in ITEM 1 of the Declarations shall be the sole agent, and shall act on behalf, of the **Insureds** with respect to all matters under this Policy, including but not limited to giving and receiving notices and other communication, effecting or accepting any endorsements to or notice of cancellation of this Policy, paying premium and receiving any return premiums.

XII.     NO ALTERATIONS WITHOUT ENDORSEMENT

No change in or modification of this Policy shall be effective unless made by endorsement signed by an authorized employee of the Insurer or any of its agents relating to this Policy.

In witness whereof the Insurer has caused this Policy to be executed by its authorized officers, but this Policy will not be valid unless countersigned on the Declarations Page by a duly authorized representative of the Insurer.

Secretary       President



**Policy Number:** 08 FI 0252161-23

# THE HARTFORD PREMIER EXCESS℠
# FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

| **Item 1:** Name of Insured and Address: | Producer Code, Name & Address: |
|---|---|
| FIDELITY EQUITY AND HIGH INCOME FUNDS<br>C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE<br>SUITE 167, MAILZONE V7E<br>BOSTON, MA 02110 | 08089423<br>WILLIS TOWERS WATSON NORTHEAST INC<br>75 ARLINGTON STREET FLOOR 10<br>BOSTON, MA 02116 |

**Item 2: Policy Period:** From 12:01 a.m. on 07/01/2023 to 12:01 a.m. on 07/01/2024 (local time at the address shown in **Item 1.**)

**Item 3:** **Limit of Liability each Policy Period:**

| | |
|---|---|
| Single Loss Limit of Liability: | $10,000,000 |
| Aggregate Limit of Liability: | $10,000,000 |

**Item 4: Premium:** $31,170

**Item 5: Followed Policy:**

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-03

**Item 6:** Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

**Item 7.** Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550

**Item 8: Underlying Insurance:**

| Company | Policy Number | Limit/Attachment | | | Aggregate |
|---|---|---|---|---|---|
| BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY | 47-EPF-315882-03 | $10,000,000 | | | $10,000,000 |
| ACE AMERICAN INSURANCE COMPANY | 82484869 | $10,000,000 $10,000,000 | Excess | of | $10,000,000 |
| NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA | 01-233-98-96 | $10,000,000 $20,000,000 | Excess | of | $10,000,000 |
| ICI MUTUAL INSURANCE COMPANY | 87153323B | $10,000,000 $30,000,000 | Excess | of | $10,000,000 |
| ALLIED WORLD INSURANCE COMPANY | C014840/013 | $10,000,000 $40,000,000 | Excess | of | $10,000,000 |
| QBE INSURANCE CORPORATION | 130005116 | $10,000,000 $50,000,000 | Excess | of | $10,000,000 |
| TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA | 106547262 | $10,000,000 $60,000,000 | Excess | of | $10,000,000 |
| CONTINENTAL CASUALTY COMPANY | 287042220 | $10,000,000 $70,000,000 | Excess | of | $10,000,000 |
| STARR INDEMNITY & LIABILITY COMPANY | 1000059071231 | $10,000,000 $80,000,000 | Excess | of | $10,000,000 |
| AXIS INSURANCE COMPANY | P-001-000158021-04 | $5,000,000 $90,000,000 | Excess | of | $5,000,000 |
| ZURICH AMERICAN INSURANCE COMPANY | FIB 0456717-00 | $5,000,000 $95,000,000 | Excess | of | $5,000,000 |

Date 01/18/2024



_____

# ENDORSEMENT

This endorsement, effective on 07/01/2023 at 12:01 A.M standard time, forms a part of

Policy No.       08 FI 0252161-23 of the TWIN CITY FIRE INSURANCE CO.

Issued to       FIDELITY EQUITY AND HIGH INCOME FUNDS



Ross Fisher, President

SCHEDULE

|    |            |       |                                                                  |
|----|------------|-------|------------------------------------------------------------------|
|    | UX00H05000 | 12/20 | THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS                |
|    | UX00H00300 | 8/15  | THE HARTFORD PREMIER EXCESS POLICY                               |
| 1  | UX00H01100 | 8/15  | ABSOLUTE TIE-IN ENDORSEMENT                                      |
| 2  | HG00H00901 | 7/08  | AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT                    |
| 3  | UX00H03300 | 8/15  | QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT              |
| 4  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 5  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 6  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 7  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 8  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 9  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 10 | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                  |
| 11 | UX00H05100 | 12/20 | FIDELITY EXCESS ENDORSEMENT                                      |
|    | HG00H12900 | 10/16 | U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") |
|    | HR00H09300 | 2/07  | PRODUCER COMPENSATION NOTICE                                     |

# THE HARTFORD PREMIER EXCESS POLICY

## I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

## II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

## III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

## IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

**This endorsement, effective 12:01 am,** 07/01/2023                                        **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**               TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252161 and policy No. DA 252127 shall be $10,000,000.

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023 **forms part of policy number** 08 FI 0252161-23

**issued to:**   FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**   TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

**I.   Notice of Claim or Wrongful Act**

**A.**   A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPClaims@thehartford.com**
Fax: (917) 464-6000

**B.**   Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPClaims@thehartford.com**
Fax: (917) 464-6000

**II.   All Other Notices**

**A.**   All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPExpress@thehartford.com**
Fax: (866) 586-4550

**B.** With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPExpress@thehartford.com**
Fax: (866) 586-4550

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                        **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**              TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

I.    This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

| Participating Insurance Company | Participating Insurance Policy No. | Participating Insurance Company's Limit of Liability | Participating Insurance Company's Percentage |
|---|---|---|---|
| TWIN CITY FIRE INSURANCE CO | 08 FI 0252161-23 | $10,000,000 | 20% |
| LONDON/LLOYDS SYNDICATES (MOSAIC) | 13016P23 | $5,000,000 | 10% |
| FREEDOM SPECIALTY INSURANCE COMPANY | XJO2308785 | $10,000,000 | 20% |
| HOUSTON CASUALTY COMPANY (HCC) | 24-MGU-23-A56849 | $8,000,000 | 16% |
| EVEREST NATIONAL INS. CO | FL5FD00135-231 | $7,000,000 | 14% |
| IRONSHORE INDEMNITY INC. | FI4NAB095D004 | $5,000,000 | 10% |
| XL SPECIALTY INSURANCE COMPANY | ELU190729-23 | $5,000,000 | 10% |

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

  (A) receive notice of any Claim submitted for coverage under the **Program**;

  (B) make its own determination of whether Loss is covered under the **Program**; and

  (C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    **forms part**
**of policy number**     08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**                TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>TWIN CITY FIRE INSURANCE CO (THE HARTFORD)</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                          **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**                TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>LONDON/LLOYDS SYNDICATES (MOSAIC)</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                               **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**               TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>FREEDOM SPECIALTY INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President



**ENDORSEMENT NO:**7

**This endorsement, effective 12:01 am,** 07/01/2023 **forms part of policy number** 08 FI 0252161-23

**issued to:** FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:** TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: HOUSTON CASUALTY COMPANY (HCC)

By:

All other terms and conditions remain unchanged.

Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                **forms part**
**of policy number**     08 FI 0252161-23

**issued to:**         FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**               TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>EVEREST NATIONAL INS. CO.</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    forms part
**of policy number**    08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**                 TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>IRONSHORE INDEMNITY INC.</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**                TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>XL SPECIALTY INSURANCE COMPANY</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                              **forms part**
**of policy number**      08 FI 0252161-23

**issued to:**          FIDELITY EQUITY AND HIGH INCOME FUNDS

**by:**               TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

I.    Section **III. GENERAL CONDITIONS** is amended as follows:
   - Paragraphs (B) and (G) are deleted.
   - Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
   - Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
   - Any references to "retention" shall be replaced with "applicable retention or deductible".

II.   Section **IV. DEFINITIONS** is amended as follows:
   - In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.



Ross Fisher, President



# U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



**Producer Compensation Notice**

You can review and obtain information on The Hartford's producer compensation practices at www.thehartford.com or at 1-800-592-5717.



**Home Office:**
One West Nationwide Blvd.
Columbus, OH 43215
**Administrative Office:**
18700 North Hayden Road
Scottsdale, AZ 85255

January 17, 2024

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA  02116

**RE:  Fidelity Equity & High Income Funds**
**Policy Number: XJO2308785**
**Liability Limit:  $10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability**
**$10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability**

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Equity & High Income Funds</u> Policy, with effective dates <u>07/01/2023</u> to <u>07/01/2024</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

**Enclosures**

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

## EXCESS INSURANCE POLICY
## Crime and Fidelity

**DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

### DECLARATIONS

| | | |
|---|---|---|
| Item 1. **Named Insured & Mailing Address:** | FIDELITY EQUITY & HIGH INCOME FUNDS C/O FMR LLC 88 FALCON , FIRST FLOOR, EAST SIDE , SUITE 167, MAILZONE V7E BOSTON, MA 02210 | Policy No.: XJO2308785 Agent No.: 20408 Renewal No.: XJO2208785 |

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
    A. Single Loss Limit (Commercial Crime or Financial Institution Bond):  $ 10,000,000
    B. Aggregate Limit (Financial Institution Bond only):  $ 10,000,000
*Aggregate Limit is applicable to FI Bond only            Part of $ 50,000,000

Item 3. **Policy Period:**
    07/01/2023 to 07/01/2024 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
    **"Followed Policy"** means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

| Followed Policy | Underlying Insurer | Underlying Policy | Limit of Liability ☒ Single ☒ Aggregate | Policy Period |
|---|---|---|---|---|
| ☒ | **BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY** | 47-EPF-315882-03 | $10,000,000 | 07/01/2023 - 07/01/2024 |

DEDUCTIBLE:
$400,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

**"Underlying Limits"** means the following amount: $ 100,000,000

Single Loss Limit (Financial Institution Bond or Commercial Crime):      $ 100,000,000
Aggregate Limit (Financial Institution Bond only):      $ 100,000,000

**"Underlying Policies"** means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5.  **Premium:** $31,170    **Terrorism Premium:** $ 0    **Total Premium:** $31,170

Nationwide

| Item 6. | Notice of Claims to: | Other Notices to: |
|---|---|---|
| | National Casualty Company<br>Claim Department<br>PO Box 182452<br>Columbus, Ohio 43218-2452<br>mlsreportaloss@nationwide.com | National Casualty Company<br>Claim Department<br>PO Box 182452<br>Columbus, Ohio 43218-2452<br>mlsreportaloss@nationwide.com |

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary                                                    President

The information contained herein replaces any similar information contained elsewhere in the policy.

# National Casualty Company

## SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No.  XJO2308785                          Effective Date  07/01/2023

                                                      12:01 A.M. Standard Time

Named Insured    Fidelity Equity & High Income
                 Funds                          Agent No.  20408

| | | |
|---|---|---|
| XJ-D-1 | 08-22 | EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS |
| UT-COVPG | 03-21 | COVER PAGE |
| UT-SP-2 | 12-95 | SCHEDULE OF FORMS AND ENDORSEMENTS |
| XJ-P-1 | 08-17 | EXCESS INSURANCE POLICY CRIME AND FIDELITY |
| UT-358 | 12-07 | SCHEDULE OF UNDERLYING POLICIES |
| XM-207 | 08-17 | AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS |
| XM-202 | 08-17 | AMEND CONDITIONS OF COVERAGE |
| XM-232 | 08-17 | QUOTA SHARE ENDORSEMENT |
| UT-3G | 03-92 | EXCESS POLICY - TIE IN OF LIMITS - AS EXPIRING |
| UT-3G | 03-92 | EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING |
| NOTN0442CW | 03-22 | U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS |

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

## EXCESS INSURANCE POLICY
### Crime and Fidelity

**UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.**

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

### I. INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

### II. DEFINITIONS

**"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

### III. REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

**A.** The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

**(1)** the **Underlying Insurers** under the **Underlying Policies;**

**(2)** the **Insured;** or

**(3)** any other source.

**B.** In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

**C. 1.** In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

Nationwide

**2.** In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

**D.** This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

**E.** The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

## IV. CONDITIONS OF COVERAGE

**A.** As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

**B.** If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

Nationwide

# National Casualty Company

## SCHEDULE OF UNDERLYING POLICIES

Policy No. XJO2308785　　　　　　Effective Date 07/01/2023

12:01 A.M. Standard Time

Named Insured Fidelity Equity & High Income Funds　　Agent No. 20408

**SCHEDULE OF UNDERLYING INSURANCE :**

| Issuing Insurer | Policy Number | Limit of Liability | Attachment Point |
|---|---|---|---|
| **PRIMARY POLICY** (FOLLOWED): BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY | 47-EPF-315882-03 | $10,000,000 | SEE FOLLOWED POLICY DEDUCTIBLES |
| **1st EXCESS:** FEDERAL INSURANCE COMPANY | 82484869 | $10,000,000 | $10,000,000 |
| **2nd EXCESS:** NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA | 01-233-98-96 | $10,000,000 | $20,000,000 |
| **3rd EXCESS:** ICI MUTUAL INSURANCE COMPANY, RRG | 87153323B | $10,000,000 | $30,000,000 |
| **4th EXCESS:** ALLIED WORLD ASSURANCE COMPANY, AG | C014840/013 | $10,000,000 | $40,000,000 |
| **5th EXCESS:** QBE INSURANCE CORPORATION | 130005116 | $10,000,000 | $50,000,000 |
| **6th EXCESS:** TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA | 106547262 | $10,000,000 | $60,000,000 |
| **7th EXCESS:** CONTINENTAL CASUALTY COMPANY | 287042220 | $10,000,000 | $70,000,000 |
| **8th EXCESS:** STARR INDEMNITY & LIABILITY COMPANY | 1000059071231 | $10,000,000 | $80,000,000 |
| **9th EXCESS:** AXIS INSURANCE COMPANY | P-001-000158021-04 | $5,000,000 | $90,000,000 |
| **10th EXCESS:** ZURICH AMERICAN INSURANCE COMPANY | FIB 0456717-00 | $5,000,000 | $95,000,000 |

UT-358 (12-07)

**ENDORSEMENT
NO.** _____1_____

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308785 | 07/01/2023 | Fidelity Equity & High Income Funds | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A.  The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

(1)  The **Underlying Insurers** under the **Underlying Policies;**

(2)  The **Insured,** including payments made on behalf of the **Insured;**

(3)  A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

(4)  Any third-party.

**All other terms and conditions of this Policy remain unchanged.**

_____   _____
AUTHORIZED REPRESENTATIVE                                              DATE

Nationwide®

**ENDORSEMENT NO. ___2___**

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308785 | 07/01/2023 | Fidelity Equity & High Income Funds | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A.  In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

**All other terms and conditions of this Policy remain unchanged.**

_____     /     _____
AUTHORIZED REPRESENTATIVE                              DATE

Nationwide®

**ENDORSEMENT NO. _____3_____**

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308785 | 07/01/2023 | Fidelity Equity & High Income Funds | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1.  This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

| Participating Insurer | Participating Insurer's Policy Number | Participating Insurer's Limit of Liability | Participating Insurer's Percentage |
|---|---|---|---|
| National Casualty Company | XJO2308785 | $10,000,000 | 20.00% |
| Everest National Insurance Company | FL5FD00135-231 | $7,000,000 | 14.00% |
| XL Specialty Insurance Company | ELU190729-23 | $5,000,000 | 10.00% |
| Ironshore Indemnity Inc. | FI4NAB095D004 | $5,000,000 | 10.00% |
| Twin City Fire Insurance Company | 08 FI 0252161-23 | $10,000,000 | 20.00% |
| Houston Casualty Company | 24-MGU-23-A56849 | $8,000,000 | 16.00% |
| Mosaic Syndicate 1609 | 13016P23 | $5,000,000 | 10.00% |

2.  Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**

3.  Each Participating Insurer shall:

    A.  receive notice of any **Claim** submitted for coverage under the Program;

    B.  make its own determination of whether loss is covered under the Program; and

    C.  elect whether to participate in the investigation, settlement or defense of any **Claim.**

4.  The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5.  Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Nationwide®

Item 2. See Excess Policy--Quota Share Endorsement

**All other terms and conditions of this Policy remain unchanged.**

_____ /_____

AUTHORIZED REPRESENTATIVE                  DATE

Nationwide®

# National Casualty Company

## ENDORSEMENT
## NO. ____4____

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308785 | 07/01/2023 | Fidelity Equity & High Income Funds | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

## TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all Claims under this policy and all Claims under policy number XMF2200059 issued by the Company to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the Company under all such policies.

**All other terms and conditions of this Policy remain unchanged.**

# National Casualty Company

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308785 | 07/01/2023 | Fidelity Equity & High Income Funds | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY

## AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

**C.** In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings.

**All other terms and conditions of this Policy remain unchanged.**

_____ /
AUTHORIZED REPRESENTATIVE                    DATE

**National Casualty Company**

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC").  **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

# POLICYHOLDER DISCLOSURE-MASSACHUSETTS
# NOTICE OF TERRORISM INSURANCE COVERAGE
### NO PREMIUM CHARGE FOR TERRORISM COVERAGE

### COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

## TERRORISM RISK INSURANCE ACT

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

## DISCLOSURE OF FEDERAL SHARE OF COMPENSATION

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

## CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

## $0 PREMIUM DISCLOSURE

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

Nationwide®



**Policy Number:** 08 FI 0252157-23

# THE HARTFORD PREMIER EXCESS℠
# FIDELITY DECLARATIONS

TWIN CITY FIRE INSURANCE CO.
One College Park 8910 Purdue Road, Indianapolis, IN 46268-0930
This policy is issued by the stock insurance company listed above, herein called the **Insurer**.

| **Item 1:** Name of Insured and Address: | Producer Code, Name & Address: |
|---|---|
| FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS<br>C/O FMR LLC 88 BLACK FALCON AVE, 1ST FLOOR, EAST SIDE<br>SUITE 167, MAILZONE V7E<br>BOSTON, MA 02110 | 08089423<br>WILLIS TOWERS WATSON NORTHEAST INC<br>75 ARLINGTON STREET FLOOR 10<br>BOSTON, MA 02116 |

**Item 2: Policy Period:** From 12:01 a.m. on 07/01/2023 to 12:01 a.m. on 07/01/2024 (local time at the address shown in **Item 1.**)

**Item 3:** **Limit of Liability each Policy Period:**

| | |
|---|---|
| Single Loss Limit of Liability: | $10,000,000 |
| Aggregate Limit of Liability: | $10,000,000 |

**Item 4: Premium:** $31,170

**Item 5: Followed Policy:**

Company: BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY

Policy Number: 47-EPF-315882-03

**Item 6:** Address for Claims-Related Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPClaims@thehartford.com
Fax: (917) 464-6000

**Item 7.** Address for all other Notices:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

HFPExpress@thehartford.com
Fax: (866) 586-4550



**Item 8: Underlying Insurance:**

| Company | Policy Number | Limit/Attachment | Aggregate |
|---|---|---|---|
| BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY | 47-EPF-315882-03 | $10,000,000 | $10,000,000 |
| ACE AMERICAN INSURANCE COMPANY | 82484869 | $10,000,000 Excess of $10,000,000 | $10,000,000 |
| NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA | 01-233-98-96 | $10,000,000 Excess of $20,000,000 | $10,000,000 |
| ICI MUTUAL INSURANCE COMPANY | 87153323B | $10,000,000 Excess of $30,000,000 | $10,000,000 |
| ALLIED WORLD ASSURANCE COMPANY,LTD | C014840/013 | $10,000,000 Excess of $40,000,000 | $10,000,000 |
| QBE INSURANCE CORPORATION | 130005116 | $10,000,000 Excess of $50,000,000 | $10,000,000 |
| TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA | 106547262 | $10,000,000 Excess of $60,000,000 | $10,000,000 |
| CONTINENTAL CASUALTY COMPANY | 287042220 | $10,000,000 Excess of $70,000,000 | $10,000,000 |
| STARR INDEMNITY & LIABILITY COMPANY | 1000059071231 | $10,000,000 Excess of $80,000,000 | $10,000,000 |
| AXIS INSURANCE COMPANY | P-001-000158021-04 | $5,000,000 Excess of $90,000,000 | $5,000,000 |
| ZURICH AMERICAN INSURANCE COMPANY | FIB 0456717-00 | $5,000,000 Excess of $95,000,000 | $5,000,000 |

Date 01/18/2024

# ENDORSEMENT

This endorsement, effective on 07/01/2023 at 12:01 A.M standard time, forms a part of

Policy No.     08 FI 0252157-23 of the TWIN CITY FIRE INSURANCE CO.

Issued to     FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS



Ross Fisher, President

SCHEDULE

|    |            |       |                                                                        |
|----|------------|-------|------------------------------------------------------------------------|
|    | UX00H05000 | 12/20 | THE HARTFORD PREMIER EXCESS FIDELITY DECLARATIONS                      |
|    | UX00H00300 | 8/15  | THE HARTFORD PREMIER EXCESS POLICY                                     |
| 1  | UX00H01100 | 8/15  | ABSOLUTE TIE-IN ENDORSEMENT                                            |
| 2  | HG00H00901 | 7/08  | AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT                          |
| 3  | UX00H03300 | 8/15  | QUOTA SHARE PARTICIPATION LEAD INSURER ENDORSEMENT                    |
| 4  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 5  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 6  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 7  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 8  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 9  | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 10 | UX00M06800 | 10/19 | PARTICIPATING INSURANCE COMPANY SIGNATURE PAGE                        |
| 11 | UX00H05100 | 12/20 | FIDELITY EXCESS ENDORSEMENT                                            |
|    | HG00H12900 | 10/16 | U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") |
|    | HR00H09300 | 2/07  | PRODUCER COMPENSATION NOTICE                                           |

# THE HARTFORD PREMIER EXCESS POLICY

## I. INSURING AGREEMENT

This policy provides coverage in accordance with the terms, conditions, and limitations contained in the **Followed Policy**, except as otherwise provided herein.

## II. LIMIT OF LIABILITY

Liability for Loss shall attach to the **Insurer** only after the **Underlying Limits** shall have been exhausted by payment of Loss, by or on behalf of the insurer(s) of the **Underlying Insurance** or by or on behalf of the Insured(s) by any source. The **Insurer** shall then be liable to pay Loss in excess of the **Underlying Limits** up to the **Limit of Liability** set forth in Item 3. of the Declarations. If the **Underlying Limits** are exhausted, this policy continues as primary insurance, subject to any applicable retention.

## III. GENERAL CONDITIONS

(A) This policy is issued in reliance upon the representations, materials and information contained in the Application for the **Followed Policy** and is subject to the terms, conditions, and limitations contained in the **Followed Policy** (except as regards the premium, the limit of liability, including any sub-limits, the policy period and as otherwise provided herein).

(B) This policy follows the terms, conditions, and limitations of any Pending & Prior Litigation Exclusion (or similar exclusion) in the **Followed Policy**, except that the **Pending & Prior Litigation Date** set forth in Item 8. of the Declarations applies.

(C) The risk of uncollectibility of any **Underlying Insurance** (in whole or in part), for any reason, is expressly retained by the Insured(s).

(D) This policy does not provide coverage above any sub-limit of liability available under the **Underlying Insurance**. However, payments made under such coverage will be recognized for the purposes of reducing or exhausting the **Underlying Insurance**.

(E) All notices shall be given to the **Insurer** at the applicable address set forth in either Item 6. or Item 7. of the Declarations and in accordance with all appropriate notice provisions of the **Followed Policy**.

(F) Any modification to this policy or to the **Underlying Insurance**, or any assignment of interest under this policy, must be agreed to in writing by the **Insurer** in order for this policy to become subject to such modification or for such assignment to become effective. In no event shall any such modification or assignment affect this policy's excess position or attachment point.

(G) If the Insured(s) elect and are granted an extended reporting period under the **Followed Policy**, then the Insured(s) may elect an extended reporting period under this policy upon satisfaction of the conditions set forth in the **Followed Policy**.

## IV. DEFINITIONS

(A) **Followed Policy**, **Underlying Insurance**, **Insurer**, **Premium**, **Policy Period**, **Pending & Prior Litigation Date** and **Limit of Liability** are defined as set forth in the Declarations.

(B) **Underlying Limits** means an amount equal to the aggregate of all limits of liability set forth in Item 9. of the Declarations for all **Underlying Insurance**, plus any applicable uninsured retention.

(C) All other capitalized terms are defined as set forth in the **Followed Policy**.

**This endorsement, effective 12:01 am,** 07/01/2023                                                                **forms part**
**of policy number**      08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**                TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## ABSOLUTE TIE-IN ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

Notwithstanding the amount specified in **Item 3**. **Limit of Liability** of the Declarations, it is agreed that the maximum combined **Limit of Liability** for this policy FI 0252157 and policy No. DA 0252123 shall be $10,000,000.

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                        **forms part**
**of policy number**    08 FI 0252157-23

**issued to:**        FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**        TWIN CITY FIRE INSURANCE CO.


## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND MAILING ADDRESS FOR NOTICE ENDORSEMENT

**I.   Notice of Claim or Wrongful Act**


**A.**  A notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPClaims@thehartford.com**
Fax: (917) 464-6000


**B.**  Where it is stated in the policy or declarations page that a notice of any **Claim** or **Wrongful Act** shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115, it shall be deleted and replaced with the following:

Notice of any **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPClaims@thehartford.com**
Fax: (917) 464-6000


**II.  All Other Notices**


**A.**  All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPExpress@thehartford.com**
Fax: (866) 586-4550

**B.** With the exception of notice of a **Claim** or **Wrongful Act**, where it is stated in the policy or declarations page that a notice shall be given in writing to The Hartford, Hartford Plaza, Hartford CT 06115 shall be deleted and replaced with the following:

All notices other than a notice of **Claim** or **Wrongful Act** shall be given in writing to the following:

The Hartford
Hartford Financial Lines
One Hartford Plaza
Hartford, CT 06115

**HFPExpress@thehartford.com**
Fax: (866) 586-4550

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                         **forms part**
**of policy number**       08 FI 0252157-23

**issued to:**           FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**                 TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## QUOTA SHARE PARTICIPATION - LEAD INSURER ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

I.   This policy is part of a quota share participation arrangement between the **Participating Insurance Company(ies)** (as defined below) and the Insured (the "**Program**") which provides a $50,000,000 aggregate limit of liability excess of the **Underlying Insurance** and consists of the following:

| Participating Insurance Company | Participating Insurance Policy No. | Participating Insurance Company's Limit of Liability | Participating Insurance Company's Percentage |
|---|---|---|---|
| TWIN CITY INSURANCE CO | 08 FI 0252157-23 | 10,000,000 | 20% |
| LONDON/ LLOYDS SYNDICATES | 13012P23 | 5,000,000 | 10% |
| FREEDOM SPECIALTY INSURANCE CO, | XJO2308786 | 10,000,000 | 20% |
| HOUSTON CASUALTY COMPANY | 24-MGU-23-A56851 | 8,000,000 | 16% |
| EVEREST NATIONAL INS. CO | FL5FD00012-231 | 7,000,000 | 14% |
| IRONSHORE INDEMNITY INC | FI4NAB095H004 | 5,000,000 | 10% |
| XL SPECIALTY INSURANCE COMPANY | ELU190725-23 | 5,000,000 | 10% |

II. Except for each **Participating Insurance Company's** premium, limit of liability, participation percentage, and as otherwise agreed, coverage under the Program is intended to follow the terms, conditions, and limitations of this policy.

III. Each **Participating Insurance Company** shall be liable only for its own percentage of each covered Loss, subject to its own limit of liability.

IV. The liability of each **Participating Insurance Company** shall be several and not joint. The failure, refusal or inability of any **Participating Insurance Company** to pay covered Loss, including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other **Participating Insurance Company**.

V. It is the intent of each **Participating Insurance Company** that the Insurer's assume a primary role in the monitoring of any Claims submitted for coverage under the **Program**. Notwithstanding the foregoing, it is understood that each **Participating Insurance Company** shall:

 (A) receive notice of any Claim submitted for coverage under the **Program**;

 (B) make its own determination of whether Loss is covered under the **Program**; and

 (C) elect whether to participate in the investigation, settlement or defense of any Claim.

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                                    **forms part**
**of policy number**     08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**                 TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>TWIN CITY INSURANCE CO</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    **forms part**
**of policy number**     08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**              TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>LONDON/LLOYDS SYNDICATE</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                        **forms part**
**of policy number**      08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**               TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>Freedom Specialty Insurance Company</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                                            **forms part**
**of policy number**      08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**                 TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>Houston Casualty Company (HCC)</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                   **forms part**
**of policy number**       08 FI 0252157-23

**issued to:**        FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**             TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>Everest National Ins. Co.</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    **forms part**
**of policy number**        08 FI 0252157-23

**issued to:**        FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**        TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>Ironshore Indemnity Inc.</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                                       **forms part**
**of policy number**      08 FI 0252157-23

**issued to:**          FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**                TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

### Participating Insurance Company Signature Page

Participating Insurance Company: <u>XL Specialty Insurance Company</u>

By:

All other terms and conditions remain unchanged.



Ross Fisher, President

**This endorsement, effective 12:01 am,** 07/01/2023                                    **forms part**
**of policy number**        08 FI 0252157-23

**issued to:**        FIDELITY FIXED INCOME AND ASSET ALLOCATION FUNDS

**by:**        TWIN CITY FIRE INSURANCE CO.

## THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## FIDELITY EXCESS ENDORSEMENT

This endorsement modifies insurance provided under the following:

**THE HARTFORD PREMIER EXCESS POLICY**

I.    Section **III. GENERAL CONDITIONS** is amended as follows:
- Paragraphs (B) and (G) are deleted.
- Single Loss Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's maximum liability under this policy for any one Loss.
- Aggregate Limit of Liability set forth in Item 3. of the Declarations shall be the Insurer's total cumulative liability for all amounts payable under this policy, regardless of the number of Losses or any other circumstance. Upon exhaustion of the Aggregate Limit of Liability, the Insurer shall have no further obligation or liability under this policy, regardless of when a Loss may be discovered and whether or not it was previously reported to the Insurer.
- Any references to "retention" shall be replaced with "applicable retention or deductible".

II.    Section **IV. DEFINITIONS** is amended as follows:
- In Definition (B) **Underlying Limits**, "Item 9" is deleted and replaced with "Item 8".

All other terms and conditions remain unchanged.



Ross Fisher, President



# U.S. DEPARTMENT OF THE TREASURY, OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of your policy. You should read your policy and review your Declarations page for complete information on the coverages you are provided.

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the United States. **Please read this Notice carefully**.

The Office of Foreign Assets Control ("OFAC") of the U.S. Department of the Treasury administers and enforces economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign countries and regimes, terrorists, international narcotics traffickers, those engaged in activities related to the proliferation of weapons of mass destruction, and other threats to the national security, foreign policy or economy of the United States. OFAC acts under Presidential national emergency powers, as well as authority granted by specific legislation, to impose controls on transactions and freeze assets under U.S. jurisdiction. OFAC publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups, and entities, such as terrorists and narcotics traffickers designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals and Blocked Persons" or "SDNs". Their assets are blocked and U.S. persons are generally prohibited from dealing with them. This list can be located on OFAC's web site at — http//www.treas.gov/ofac.

In accordance with OFAC regulations, if it is determined that you or any other insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is an SDN, as identified by OFAC, the policy is a blocked contract and all dealings with it must involve OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC.



**Producer Compensation Notice**

You can review and obtain information on The Hartford's
producer compensation practices at www.thehartford.com
or at 1-800-592-5717.



**Home Office:**
One West Nationwide Blvd.
Columbus, OH 43215
**Administrative Office:**
18700 North Hayden Road
Scottsdale, AZ 85255

January 17, 2024

Mary Coughlin
Willis
Willis Towers Watson Northeast, Inc.
75 Arlington Street
Floor 10, MA  02116

**RE: Fidelity Fixed Income & Asset Allocation**
   **Policy Number: XJO2308786**
   **Liability Limit:  $10,000,000 Part of $50,000,000 Excess of $100,000,000 Single Loss Limit of Liability**
   **$10,000,000 Part of $50,000,000 Excess of $100,000,000 Aggregate Limit of Liability**

Dear Mary,

Nationwide is pleased to provide you with the enclosed <u>Fidelity Fixed Income & Asset Allocation</u> Policy, with effective dates <u>07/01/2023</u> to <u>07/01/2024</u>, issued by <u>National Casualty Company</u> ("the Company") to the above captioned insured.

As requested, the Policy has been issued despite the fact that Nationwide has not received all of the Underlying Excess policy(ies)/endorsements.

As you are aware, the binder for this Policy may contain a subjectivity(ies) regarding receipt, review and acceptance of complete copies of the binders for all of the Underlying Excess policies, as well as complete copies of all of the policies themselves. If applicable, please forward complete copies of all of the policies to my attention as soon as possible.

The Company fully reserves its rights to amend the Policy in the event that any inconsistencies exist between the binders related to the policies and the policies when issued. In addition, by issuing the Policy, the Company does not waive any rights or defenses it may have in connection with the Policy, nor is it stopped from asserting all or any defenses that may be available to it with regard to the Policy.

If you have any questions or concerns, please do not hesitate to contact me.

Sincerely,

Nicole Young

**Enclosures**

Underwritten by: National Casualty Company
Home Office: One West Nationwide Boulevard · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

# EXCESS INSURANCE POLICY
## Crime and Fidelity

**DEPENDING UPON THE TERMS OF THE FOLLOWED POLICY, THIS POLICY MAY APPLY ONLY TO LOSSES FIRST DISCOVERED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD, IF APPLICABLE, AND THE LIMIT OF LIABILITY MAY BE REDUCED BY PAYMENT OF DEFENSE COSTS. PLEASE READ AND REVIEW THE POLICY CAREFULLY.**

## DECLARATIONS

Item 1. **Named Insured** & Mailing Address:
FIDELITY FIXED INCOME & ASSET ALLOCATION
C/O FMR LLC
88 FALCON , FIRST FLOOR, EAST SIDE, SUITE 167. MAILZONE V7E
BOSTON, MA 02210

Policy No.: XJO2308786
Agent No.: 20408
Renewal No.: XJO2208786

Item 2. Limit of Liability (maximum amount payable by the **Insurer** under this Policy)*
A. Single Loss Limit (Commercial Crime or Financial Institution Bond): $ 10,000,000
B. Aggregate Limit (Financial Institution Bond only): $ 10,000,000
*Aggregate Limit is applicable to FI Bond only Part of $ 50,000,000

Item 3. **Policy Period:**
07/01/2023 to 07/01/2024 12:01 A.M. standard time at **Named Insured's** Mailing Address

Item 4. Schedule of **Underlying Policies:**
**"Followed Policy"** means the policy or coverage section identified below in the Schedule of **Underlying Policies,** as constituted at its inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy).

| Followed Policy | Underlying Insurer | Underlying Policy | Limit of Liability ☒ Single ☒ Aggregate | Policy Period |
|---|---|---|---|---|
| ☒ | BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY | 47-EPF-315882-03 | $10,000,000 | 07/01/2023 - 07/01/2024 |

DEDUCTIBLE:
$400,000/$1,000,000

SEE FORM UT-358 12-07 FOR COMPLETE SCHEDULE OF UNDERLYING POLICIES

**"Underlying Limits"** means the following amount: $ 100,000,000
Single Loss Limit (Financial Institution Bond or Commercial Crime): $ 100,000,000
Aggregate Limit (Financial Institution Bond only): $ 100,000,000

**"Underlying Policies"** means all policies or coverage sections of policies identified in the above Schedule of **Underlying Policies,** as constituted at their inception (unless the **Insurer** consents to any change thereto by written endorsement to this Policy). **"Underlying Insurer"** means any insurer identified in the above Schedule of **Underlying Policies** as issuing an **Underlying Policy.**

Item 5. **Premium:** $31,170 **Terrorism Premium:** $0 **Total Premium:** $31,170


Nationwide®

| Item 6. | Notice of Claims to: | Other Notices to: |
|---|---|---|
| | National Casualty Company | National Casualty Company |
| | Claim Department | Claim Department |
| | PO Box 182452 | PO Box 182452 |
| | Columbus, Ohio 43218-2452 | Columbus, Ohio 43218-2452 |
| | mlsreportaloss@nationwide.com | mlsreportaloss@nationwide.com |

These Declarations, together with the application (as defined in the **Followed Policy**) and any information submitted therewith, the Policy, and any written endorsement(s) attached thereto, shall constitute the contract between the **Insureds** and the **Insurer.**

Nationwide®



Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza · Columbus, Ohio 43215
Administrative Office: 18700 North Hayden Road · Scottsdale, Arizona 85255
1-800-423-7675 · A Stock Company

In Witness Whereof, the Company has caused this policy to be executed and attested.

Secretary                                      President

The information contained herein replaces any similar information contained elsewhere in the policy.

# National Casualty Company

## SCHEDULE OF FORMS AND ENDORSEMENTS

Policy No.  XJO2308786                           Effective Date  07/01/2023

                                                 12:01 A.M. Standard Time

Named Insured  Fidelity Fixed Income & Asset
               Allocation                        Agent No.  20408

| | | |
|---|---|---|
| XJ-D-1 | 08-22 | EXCESS INSURANCE POLICY CRIME AND FIDELITY DECLARATIONS |
| UT-COVPG | 03-21 | COVER PAGE |
| UT-SP-2 | 12-95 | SCHEDULE OF FORMS AND ENDORSEMENTS |
| XJ-P-1 | 08-17 | EXCESS INSURANCE POLICY CRIME AND FIDELITY |
| UT-358 | 12-07 | SCHEDULE OF UNDERLYING POLICIES |
| XM-207 | 08-17 | AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS-LOSS |
| XM-202 | 08-17 | AMEND CONDITIONS OF COVERAGE |
| XM-232 | 08-17 | QUOTA SHARE ENDORSEMENT |
| UT-3G | 03-92 | EXCESS POLICY - TIE IN OF LIMITS - AS EXPIRING |
| UT-3G | 03-92 | EXCESS POLICY - AMEND CONDITIONS OF COVERAGE - AS EXPIRING |
| NOTN0442CW | 03-22 | U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS |

Underwritten by: National Casualty Company
Home Office: One Nationwide Plaza • Columbus, Ohio 43215
Administrative Office: 8877 North Gainey Center Drive • Scottsdale, Arizona 85258
1-800-423-7675 • A Stock Company

## EXCESS INSURANCE POLICY
### Crime and Fidelity

**UNLESS OTHERWISE PROVIDED IN THE FOLLOWED POLICY, THIS POLICY APPLIES ONLY TO LOSSES FIRST DISCOVERED BY THE INSURED DURING THE POLICY PERIOD OR EXTENDED REPORTING PERIOD.**

In consideration of the payment of the premium and in reliance upon the application (as defined in the **Followed Policy**) and any information submitted therewith, and subject to the Declarations and terms and conditions of this Policy, the persons and entities entitled to coverage under the **Followed Policy** (the **"Insureds"**) and the **Insurer** agree as follows:

### I.  INSURING AGREEMENT

The **Insurer** shall provide insurance coverage excess of the **Underlying Limits** in accordance with the same terms, definitions, conditions, exclusions and limitations as are contained in the **Followed Policy,** except with respect to the premium, the limit of liability and as otherwise provided herein.

### II.  DEFINITIONS

**"Financial Insolvency"** means the status of any **Underlying Insurer** being subject to the appointment, by any state, federal or foreign official, agency or court, of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such **Underlying Insurer.**

### III.  REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS

**A.**  The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of amounts covered under the terms of the **Underlying Policies** by any or all of the following:

**(1)**  the **Underlying Insurers** under the **Underlying Policies;**

**(2)**  the **Insured;** or

**(3)**  any other source.

**B.**  In the event that **Underlying Limits** are partially reduced by reason of actual payments as described in Section **III.A.** above, then subject to the Limit of Liability this Policy shall continue to apply as excess over the reduced **Underlying Limits.**

**C.  1.**  In the event that a Single Loss Limit of Liability is selected in Item **2.A.** of the Declarations, and the **Underlying Polices** have paid the full amount of their Single Loss Underlying Limits for each and every **Underlying Policy** as applicable, as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Single Loss Limit of Liability set forth on the Declarations of this Policy, this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

Nationwide

**2.** In the event that an Annual Aggregate Limit of Liability is selected in Item **2.B.** of the Declarations, and the **Underlying Limits** are wholly exhausted by reason of actual payments as described in Section **III.A.** above (and the full amount of any applicable deductible or uninsured retention has been paid under the **Followed Policy** by the **Insured** or others), then subject to the Limit of Liability this Policy shall continue to apply as primary insurance in accordance with the terms, definitions, conditions, exclusions and limitations of the **Followed Policy** and the terms, definitions, conditions, exclusions and limitations of this Policy; provided always that this Policy shall only pay excess of such deductible or retention, which shall be applied in the same manner as specified in the **Followed Policy.**

**D.** This Policy shall only pay in the event of the reduction or exhaustion of the **Underlying Limits** by reason of actual payments as described in Section **III.A.** above and shall not drop down for any other reason, including but not limited to the existence of any sub-limit in any **Underlying Policy;** provided, however, this Policy will recognize erosion of any of the **Underlying Policies** due to the existence of a sub-limit.

**E.** The **Insureds** expressly retain the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

## IV. CONDITIONS OF COVERAGE

**A.** As a condition precedent to this Policy's coverage, in the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

**B.** If during the **Policy Period** or any discovery or extended reporting period, any terms, definitions, conditions, exclusions and limitations of the **Followed Policy** are changed, this Policy shall not be subject to such change unless the **Insurer** consents by written endorsement to this Policy.

Nationwide

# National Casualty Company

## SCHEDULE OF UNDERLYING POLICIES

Policy No.  XJO2308786                    Effective Date  07/01/2023

12:01 A.M. Standard Time

Named Insured  Fidelity Fixed Income & Asset Allocation   Agent No.  20408

**SCHEDULE OF UNDERLYING INSURANCE :**

| Issuing Insurer | Policy Number | Limit of Liability | Attachment Point |
|---|---|---|---|
| **PRIMARY POLICY** (FOLLOWED):<br>BERKSHIRE HATHAWAY SPECIALTY INSURANCE COMPANY | 47-EPF-315882-03 | $10,000,000 | SEE FOLLOWED POLICY DEDUCTIBLES |
| **1st EXCESS:**<br>FEDERAL INSURANCE COMPANY | 82484869 | $10,000,000 | $10,000,000 |
| **2nd EXCESS:**<br>NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA | 01-233-98-96 | $10,000,000 | $20,000,000 |
| **3rd EXCESS:**<br>ICI MUTUAL INSURANCE COMPANY, RRG | 87153323B | $10,000,000 | $30,000,000 |
| **4th EXCESS:**<br>ALLIED WORLD ASSURANCE COMPANY, LTD. | C014840/013 | $10,000,000 | $40,000,000 |
| **5th EXCESS:**<br>QBE INSURANCE CORPORATION | 130005116 | $10,000,000 | $50,000,000 |
| **6th EXCESS:**<br>TRAVELERS CASUALTY AND SURETY COMPANY OF AMERICA | 106547262 | $10,000,000 | $60,000,000 |
| **7th EXCESS:**<br>CONTINENTAL CASUALTY COMPANY | 287042220 | $10,000,000 | $70,000,000 |
| **8th EXCESS:**<br>STARR INDEMNITY & LIABILITY COMPANY | 1000059071231 | $10,000,000 | $80,000,000 |
| **9th EXCESS:**<br>AXIS INSURANCE COMPANY | P-001-000158021-04 | $5,000,000 | $90,000,000 |
| **10th EXCESS:**<br>ZURICH AMERICAN INSURANCE COMPANY | FIB 0456717-00 | $5,000,000 | $95,000,000 |

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308786 | 07/01/2023 | Fidelity Fixed Income & Asset Allocation | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND REDUCTION OR EXHAUSTION OF UNDERLYING LIMITS—LOSS

In consideration of the premium charged, it is hereby understood and agreed that Section III. **REDUCTION OR EXHAUSTION OF UNDERLYING INSURANCE,** subsection A. is deleted in its entirety and replaced with the following:

A.  The **Insurer** shall not provide any coverage under this Policy until the full amount of the **Underlying Limits** has been exhausted through payments by, on behalf of or in the place of the **Underlying Insurers** of **Loss** under the terms of the **Underlying Policies** by any or all of the following:

   (1)  The **Underlying Insurers** under the **Underlying Policies;**

   (2)  The **Insured,** including payments made on behalf of the **Insured;**

   (3)  A **DIC Insurer,** in the event the difference-in-conditions policy written by such **DIC Insurer** drops down to pay any amount due under the **Underlying Policies;** or

   (4)  Any third-party.

**All other terms and conditions of this Policy remain unchanged.**

_____/_____
AUTHORIZED REPRESENTATIVE                              DATE

Nationwide®

**ENDORSEMENT
NO. _____2_____**

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308786 | 07/01/2023 | Fidelity Fixed Income & Asset Allocation | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND CONDITIONS OF COVERAGE

In consideration of the premium charged, it is hereby understood and agreed that Section IV.A. **CONDITIONS OF COVERAGE** is deleted in its entirety and replaced by the following:

A.  In the event of the **Financial Insolvency** of any of the **Underlying Policies** or the reduction or exhaustion of any of the **Underlying Policies,** the **Insureds** shall notify the **Insurer** in writing as soon as practicable thereafter, with full particulars.

**All other terms and conditions of this Policy remain unchanged.**

_____  /  _____
AUTHORIZED REPRESENTATIVE                        DATE

Nationwide

**ENDORSEMENT NO.** _____3_____

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308786 | 07/01/2023 | Fidelity Fixed Income & Asset Allocation | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## QUOTA SHARE ENDORSEMENT

In consideration of the premium paid, it is hereby understood and agreed that:

1. This Policy is part of a quota share participation arrangement between the Participating Insurers and the **Insured** (the "Program") which provides a $50,000,000 **Limit of Liability** excess of the **Underlying Limits** as follows:

| Participating Insurer | Participating Insurer's Policy Number | Participating Insurer's Limit of Liability | Participating Insurer's Percentage |
|---|---|---|---|
| National Casualty Company | XJO2308786 | $10,000,000 | 20.00% |
| Ironshore Indemnity Inc. | FI4NAB095H004 | $5,000,000 | 10.00% |
| XL Specialty Insurance Company | ELU190725-23 | $5,000,000 | 10.00% |
| Everest National Insurance Company | FL5FD00012-231 | $7,000,000 | 14.00% |
| Lloyd's of London | 13012P23 | $5,000,000 | 10.00% |
| Houston Casualty Company | 24-MGU-23-A56851 | $8,000,000 | 16.00% |
| Twin City Fire Insurance Company | 08 FI 0252157-23 | $10,000,000 | 20.00% |

2. Each Participating Insurer shall be liable only for its own percentage of each covered **Loss,** subject to its own **Limit of Liability.**

3. Each Participating Insurer shall:

   A. receive notice of any **Claim** submitted for coverage under the Program;

   B. make its own determination of whether loss is covered under the Program; and

   C. elect whether to participate in the investigation, settlement or defense of any **Claim.**

4. The liability of each Participating Insurer shall be several and not joint. The failure, refusal or inability of any Participating Insurer to pay covered **Loss,** including, without limitation, an inability based upon insolvency, shall not increase or otherwise affect the liability of any other Participating Insurer. The **Insured** expressly retains the risk of any gap in coverage or uncollectibility and the **Insurer** does not in any way insure or assume such risk.

5. Item 2. of the Declarations is deleted in its entirety and replaced by the following:

Nationwide®

Item 2. See Excess Policy--Quota Share Endorsement

**All other terms and conditions of this Policy remain unchanged.**

_____/_____
AUTHORIZED REPRESENTATIVE                         DATE

Nationwide®



# FREEDOM SPECIALTY
### INSURANCE COMPANY®

**ENDORSEMENT NO.** _____

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308786 | 07/01/2023 | Fidelity Fixed Income & Asset Allocation | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## TIE-IN OF LIMITS ENDORSEMENT

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that there shall be a combined limit of liability of $10,000,000 for all **Claims** under this policy and all **Claims** under policy number *__XMF2200061__* issued by the **Company** to all fidelity funds bonds, including any policy that renews or replaces or succeeds in time either policy, which combined limit of liability shall be the maximum amount payable by the **Company** under all such policies.

**All other terms and conditions of this Policy remain unchanged.**



A Nationwide® Company

UTF-3g-2911-M  9-18

AUTHORIZED REPRESENTATIVE                    DATE

Page 1 of 1





FREEDOM SPECIALTY
INSURANCE COMPANY®

# ENDORSEMENT NO. 5

| ATTACHED TO AND FORMING A PART OF POLICY NUMBER | ENDORSEMENT EFFECTIVE DATE (12:01 A.M. STANDARD TIME) | NAMED INSURED | AGENT NO. |
|---|---|---|---|
| XJO2308786 | 07/01/2023 | Fidelity Fixed Income & Asset Allocation | 20408 |

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

## AMEND CONDITIONS OF COVERAGE

This endorsement modifies insurance provided under the following:

EXCESS INSURANCE POLICY

In consideration of the premium paid, it is hereby understood and agreed that Section **IV. CONDITIONS OF COVERAGE,** of this Policy is amended by adding the following:

**C.** In the event a coverage dispute arises between the **Insured** and the **Insurer** of this Policy in relation to matters that are also the subject of a dispute with an **Underlying Insurer**, then at the **Insured's** election, those disputes shall be heard together in the same court or arbitration proceedings

**All other terms and conditions of this Policy remain unchanged.**

A Nationwide® Company

AUTHORIZED REPRESENTATIVE　　　DATE

UTF-3g-2913-M 9-18

Page 1 of 1

**National Casualty Company**

# U.S. TREASURY DEPARTMENT'S OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") ADVISORY NOTICE TO POLICYHOLDERS

No coverage is provided by this Policyholder Notice nor can it be construed to replace any provisions of this Policy. Read this policy and review the Declarations page for complete information on the coverages provided.

This Notice provides information concerning possible impact on this Policy's insurance coverage due to directives issued by the Office of Foreign Assets Control ("OFAC"). **Please read this Notice carefully.**

OFAC administers and enforces sanctions policy, based on Presidential declarations of "national emergency." OFAC has identified and listed numerous:

- Foreign agents;

- Front organizations;

- Terrorists;

- Terrorist organizations; and

- Narcotics traffickers;

as "Specially Designated Nationals and Blocked Persons." This list can be located on the United States Treasury's website: http://www.treas.gov/ofac/

In accordance with OFAC regulations, if it is determined that any insured, or any person or entity claiming the benefits of this insurance has violated U.S. sanctions law or is a Specially Designated National and Blocked Person, as identified by OFAC, this insurance will be considered a blocked or frozen contract and all provisions of this insurance are immediately subject to OFAC. When an insurance policy is considered to be such a blocked or frozen contract, no payments nor premium refunds may be made without authorization from OFAC. Other limitations on the premiums and payments also apply.

Underwritten by National Casualty Company
A Stock Insurance Company

# POLICYHOLDER DISCLOSURE-MASSACHUSETTS
## NOTICE OF TERRORISM INSURANCE COVERAGE
### NO PREMIUM CHARGE FOR TERRORISM COVERAGE

### COPY OF DISCLOSURE SENT WITH ORIGINAL QUOTE

**TERRORISM RISK INSURANCE ACT**

You are hereby notified that the Terrorism Risk Insurance Act of 2002, as amended pursuant to the Terrorism Risk Insurance Program Reauthorization Act of 2019, effective January 1, 2021 (collectively referred to as "TRIA" or the "Act"), established a program within the Department of the Treasury under which the federal government shares, with the insurance industry, the risk of loss from future terrorist attacks. Under the Act, you have a right to an offer of insurance coverage for losses arising out of acts of terrorism. As defined in Section 102(1) of the Act: The term "certified acts of terrorism" means any act that is certified by the Secretary of the Treasury-in consultation with the Secretary of Homeland Security, and the Attorney General of the United States-to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States mission; to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States government by coercion.

**DISCLOSURE OF FEDERAL SHARE OF COMPENSATION**

You should know that where coverage is provided by this policy for losses resulting from "certified acts of terrorism," such losses may be partially reimbursed by the United States government under a formula established by federal law. However, your policy may contain other exclusions which might affect your coverage, such as an exclusion for nuclear events. Under the formula, the United States government agrees to reimburse eighty percent (80%) of covered terrorism losses that exceed the statutorily established deductible paid by the insurance company providing the coverage. There is no premium charged for terrorism coverage, as indicated below.

**CAP ON LOSSES FROM "CERTIFIED ACTS OF TERRORISM"**

You should also know that the Terrorism Risk Insurance Act, as amended, contains a $100 billion cap that limits United States government reimbursement as well as insurers' liability for losses resulting from "certified acts of terrorism" when the amount of such losses in any one calendar year exceeds $100 billion. If the aggregate insured losses for all insurers exceed $100 billion, your coverage may be reduced.

**$0 PREMIUM DISCLOSURE**

In accordance with the Act, we are required to offer you coverage for losses resulting from an act of terrorism that is certified under TRIA as an act of terrorism. The policy's other provisions will still apply to such an act. We are further required to provide you with a notice disclosing the portion of your premium, if any, attributable to coverage for terrorist acts certified under the Terrorism Risk Insurance Act.

The portion of your annual premium that is attributable to coverage for "certified acts of terrorism" pursuant to TRIA is **$0 (zero),** and does not include any charges for the portion of losses covered by the United States government under the Act.

Nationwide®